Form 10-K, Exhibit 13
period 1995-01-01
WACKENHUT CORP
filed 1995-03-23
CIK 104030

FINANCIAL REVIEW
- -------------------------------------------------------------------------------

THE WACKENHUT CORPORATION AND SUBSIDIARIES

MARKET FOR THE CORPORATION'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

On October 29, 1994, the corporation declared a 25% stock dividend, effected in the form of a stock split (the 25% stock dividend), paid on January 9, 1995 to stockholders of record at the close of business on December 22, 1994. The 25% stock dividend was paid in series B common stock to holders of the corporation's series A and B shares. The accompanying consolidated financial statements have been retroactively restated to reflect the 25% stock dividend.

Regular quarterly dividends of $.072 per share (adjusted for the 25% stock dividend) on both its outstanding series A and B common stock were declared and paid for each of the four quarters of fiscal 1994 and 1993. The corporation intends to declare future quarterly dividends on series A and B common stock, depending on its earnings, financial condition, capital requirements and other relevant factors.

The ensuing table shows the high and low prices for the corporation's series A and B common stock, as reported on the New York Stock Exchange, for each quarterly period during fiscal 1994 and 1993. The prices shown in the table have been rounded to the nearest 1/8th and reflect the 25% stock dividend. The approximate number of record holders of series A and B common stock, as of February 15, 1995, was 915 and 963, respectively.


                                    Fiscal 1994                                              Fiscal 1993
- ------------------------------------------------------------------------------------------------------------------------
                       Series A                     Series B                    Series A                     Series B
- ------------------------------------------------------------------------------------------------------------------------
Quarter          High             Low           High        Low            High            Low          High         Low
- ------------------------------------------------------------------------------------------------------------------------
First        $  11-1/2        $  9-7/8       $  9-1/4      $   8      $ 13-1/4        $ 10-3/4     $ 11-3/4    $  10-1/4
Second          12-1/8          10-1/8          9-3/8          7-1/2    11-3/4           8-7/8       11-3/8        8-5/8
Third               13              11         11-1/4      8-1/4        11-3/8           9-0/0       10-1/2        8-1/4
Fourth          12-7/8           9-1/8         11-1/8      8-1/2        11-5/8           9-1/4        9-5/8        7-5/8
- ------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
(IN THOUSANDS EXCEPT PER SHARE DATA)

The selected consolidated financial data should be read in conjunction with the corporation's consolidated financial statements and the notes thereto.


FISCAL YEARS ENDED: (a)                                                                                  1994           1993
- -----------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:

Revenues                                                                                             $ 747,666      $ 664,160
Operating income                                                                                        15,292          4,496
Income before income taxes                                                                               3,002          3,371
Income (loss) before extraordinary charge and cumulative effect of accounting change                     2,272          3,609
Extraordinary charge - early extinguishment of debt, net of income taxes                                  (887)        (1,444)
Cumulative effect of accounting change for income  taxes                                                    --             --
Net income (loss)                                                                                        1,385          2,165
- -----------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE: (b)
Income (loss) before extraordinary charge and cumulative effect of accounting change                 $     .24      $     .37
Extraordinary charge - early extinguishment of debt, net of income taxes                                  (.10)          (.15)
Cumulative effect of accounting change for income taxes                                                     --             --
Net income (loss)                                                                                    $     .14      $     .22
- -----------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE OF COMMON STOCK: (b)
Regular quarterly dividends                                                                          $     .29      $     .29
Special dividend                                                                                            --             --
Total dividends                                                                                      $     .29      $     .29
- -----------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION:
Working capital                                                                                      $  72,075      $  56,163
Total assets                                                                                           212,757        211,297
Long-term debt                                                                                          38,991         57,484
Total debt                                                                                              42,756         67,940
Shareholders' equity                                                                                    57,459         47,362
- -----------------------------------------------------------------------------------------------------------------------------

(a) Fiscal years 1992 and 1987 included 53 weeks.
(b) Restated to reflect a 25% stock dividend declared during fiscal 1994 and to reflect a 100% stock dividend, effected in the form of a stock split, declared during fiscal 1992.



    1992           1991           1990           1989           1988           1987           1986           1985           1984
- ---------------------------------------------------------------------------------------------------------------------------------
$ 630,320      $ 572,527      $ 521,191      $ 462,181      $ 400,996      $ 381,972      $ 328,795      $ 308,219      $ 282,269
    3,367         13,859         12,097         10,225          5,334          6,032          1,680          7,536          8,638
    1,588         11,867         10,664          8,524          7,382          7,915          3,247         10,026            302
    1,137          7,721          6,963          5,874          5,195          5,660          2,418          6,779         (1,804)
       --             --             --             --             --             --             --             --             --
    7,370             --             --             --             --             --             --             --             --
    8,507          7,721          6,963          5,874          5,195          5,660          2,418          6,779         (1,804)
- ---------------------------------------------------------------------------------------------------------------------------------
$     .12      $     .80      $     .72      $     .61       $    .54      $     .58      $     .25      $     .70      $    (.18)
       --             --             --             --             --             --             --             --             --
      .76             --             --             --             --             --             --             --             --
- ---------------------------------------------------------------------------------------------------------------------------------
$     .88      $     .80      $     .72      $     .61       $    .54      $     .58      $     .25      $     .70      $    (.18)
- ---------------------------------------------------------------------------------------------------------------------------------
$     .25      $     .24      $     .24      $     .24       $    .24      $     .24      $     .24      $     .24      $     .24
       --             --             --             --           1.20             --             --             --             --
- ---------------------------------------------------------------------------------------------------------------------------------
$     .25      $     .24      $     .24      $     .24       $   1.44      $     .24      $     .24      $     .24      $     .24
- ---------------------------------------------------------------------------------------------------------------------------------
$  56,932      $  48,599      $  42,413      $  40,635       $ 38,461      $  35,588      $  31,572      $  21,904      $   8,007
  192,236        172,093        164,085        157,681        150,318        130,439        115,930        111,314        103,734
   63,260         46,920         46,850         48,500         45,558         10,600          8,400         14,150          9,500
   63,990         47,650         46,850         51,325         47,058         10,600         18,400         24,150         19,500
   47,587         42,847         37,865         33,616         30,528         39,653         36,191         36,129         31,682
- ---------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(TABULAR INFORMATION: IN THOUSANDS)

FINANCIAL CONDITION

CAPITAL RESOURCES AND LIQUIDITY

Cash and cash equivalents amounted to $13.8 million at January 1, 1995, or an increase of $6 million from the end of 1993. Net cash generated by operating activities was $13 million in 1994 and exceeded 1993 by $7.4 million. Generally, the corporation has generated sufficient cash from operations to finance normal growth.

Cash provided by investing activities amounted to $24.6 million and included $14.0 million as a result of the reduction in marketable securities of the captive reinsurance subsidiary and the $17.6 million proceeds from the sale of a minority ownership (27%) in Wackenhut Corrections Corporation (WCC), a subsidiary of the corporation. Capital expenditures of $5.1 million partially offset these increases.

Funds generated by operating and investing activities were used principally by the corporation to payoff the senior notes and to reduce bank borrowings. Cash dividends paid amounted to $2.8 million.
Current cash requirements consist of amounts needed for capital assets, working capital related to increased revenue from corporate growth, the renovation or construction of correctional facilities, possible acquisitions and the payment of dividends. Cash requirements will be met from internally generated funds and additional borrowings as necessary.

Management continues to pursue major contracts, to expand core business, and pursue major contracts to provide security to detention centers and construct detention facilities. These contracts may require substantial initial cash outlays, which are partially or fully recoverable over the original term of the contract.

As described in more detail in the Notes to Financial Statements, the corporation and WCC entered into new credit agreements with banks that provide $75 million for borrowings and the issuance of letters of credit. In addition, subsequent to year end, the corporation entered into accounts receivable securitization agreements with two financial institutions to sell an undivided interest in a defined pool of trade accounts receivable up to a maximum of $40 million. In January 1995, the corporation prepaid the outstanding balance on the first mortgage note on the headquarters building with proceeds from the securitization of accounts receivable.

As a result of the debt restructuring and the initial public offering of WCC, the corporation significantly increased its borrowing capacity and reduced the ratio of total debt to total capital to 42% as of year-end 1994.

Management is unaware of any trends or events that are likely to result in material changes in the liquidity of the corporation other than those factors mentioned above.

RESULTS OF OPERATIONS

SIGNIFICANT TRENDS

During 1994, operating income increased by $10.8 million, in spite of increased competitive pressures and reduced profit margins in the traditional guard business. Strategic decisions made in previous years to diversify into the corrections business and to pursue national security service contracts were major contributing factors to the increase in operating income. In addition, the unprofitable businesses that were discontinued in 1993 contributed to this turnaround. The downsizing of defense business continued to impact revenue, but to date has not affected profit margins. The effort to diversify government business will continue in 1995.

Competitive pressures on billing rates of security services and reductions in Department of Energy business are expected to continue. Increases in the cost of workers' compensation, liability and health insurance have continued. In addition, since the majority of the corporation's business is labor-intensive, increases in state and federal wage requirements could have an impact on the corporation's results of operations.

WCC increased revenues to $105.5 million and operating profits to $4.4 million in 1994. The growth in the corrections business has been significant and should continue to be a major factor in the overall performance of the corporation in the future. In 1994, WCC won ten major contracts that will result in annual operating revenues of $105 million and one-time construction and consulting fees of $80 million in 1995 and 1996.

The restructuring of the corporation's debt was started in 1994 and finalized early in 1995. This restructuring increased the corporation's debt capacity and is expected to reduce interest expense in 1995. Management's decision to sell the corporation's headquarters building in Coral Gables and move to a more efficient building in a less expensive location should result in reduced annual operating costs. Proceeds from the sale of the headquarters building will make it possible for the corporation to further reduce debt and interest expense.

PERIOD-TO-PERIOD COMPARISONS (1994 VERSUS 1993)

                                   Change                   Change
                              1994 (vs. 1993)          1993 (vs. 1992)
                              ----------------------------------------
REVENUES                      $ 747,666    13%         $ 664,160    5%
                              ----------------------------------------

Consolidated revenues increased $83.5 million (13%) in 1994 over the prior year, compared with revenue growth of 5% in 1993. The revenue growth of the corporation for 1994 includes $42.7 million of WCC and $37.6 million of the Security Services Division. Revenues from contracts with the Department of Energy (DOE) decreased $11.0 million, while the International Group recorded an increase in revenues of $11.0 million over the previous year, due principally to growth in Central and South America.

The growth in 1994 revenues of WCC reflected the consolidation of Australasian Correctional Management Pty., Ltd., (ACM), with revenues of $23.1 million. WCC recorded a total increase in facility management revenues of $24.0 million, including ACM. In addition, construction and design revenues increased fourfold to $23.2 million during fiscal 1994 with revenues from the construction of three facilities.

The increase in Security Services Division revenues, which represent the more traditional line of business of the corporation, was largely due to the success in obtaining national contracts with major corporations in the second half of 1993 and in 1994. In addition, the division was awarded a $34.7 million contract by the State of Hawaii to supply security at eight airports in August 1994.

Revenues of Wackenhut Services were $8.1 million lower in 1994 than in 1993 as a result of reductions in manpower requirements by the Department of Energy. Contracts with the Department of Energy are typically cost reimbursable contracts for which the division can earn award fees, based on performance factors. Although award fees have not been reduced significantly, further reductions in revenues could impact profit contribution from these contracts. In order to compensate for the decreased DOE revenues, the division has expanded the scope of its services and is actively pursuing contracts from other governmental authorities and departments.


                                        Change             Change
                                  1994  (vs. 1993)    1993 (vs. 1992)
                                  ----------------------------------------
PAYROLL AND RELATED
   TAXES                           $538,297   10%     $491,408    5%
                                  ----------------------------------------
       % of Revenues               72%                           74%
                                  ----------------------------------------
OTHER OPERATING
   EXPENSES                        $194,077   17%     $166,530    5%
                                  ----------------------------------------
       % of Revenues               26%                           25%
                                  ----------------------------------------
NON-RECURRING
   CHARGES                         --         --        $1,726    --
                                  ----------------------------------------
       % of Revenues               --                             .3%
                                  ----------------------------------------

The increase in labor costs of $46.9 million (10%) and other operating expenses of $27.6 million (17%) reflected the growth in business in Security Services and WCC facility management. Furthermore, pass-through construction costs of WCC increased $17.5 million in 1994 compared to 1993. The total increase in other operating expenses was partially offset by a decrease in underwriting losses of the casualty reinsurance subsidiary of $4.0 million.


                                      Change             Change
                                   1994 (vs. 1993)    1993 (vs. 1992)
                                  ----------------------------------------
OPERATING INCOME                   $15,292   240%     $4,496      34%
                                  ----------------------------------------
   % of Revenues                   2%                             .7%


Operating income was $15.3 million, or 2% of revenues in 1994, compared to $4.5 million, or 0.7% of revenues in 1993. Several factors contributed to this significant increase. First, the increase in Security Services revenues made a major contribution to operating income, in spite of reduced profit margins. Second, excellent ratings at DOE facilities increased operating income due to higher award fees. The Wackenhut Monitoring Systems and Wackenhut Applied Technologies Center Divisions, which were sold or discontinued in 1993, had combined operating losses of approximately $2 million in that year, and underwriting losses of the casualty reinsurance subsidiary decreased $4 million in fiscal 1994. And in 1993, the corporation also recorded a $1.7 million non-recurring charge to operating income. In addition, in 1994 WCC reported operating income of $4.4 million, including the effect of the consolidation of ACM, which represented $2.3 million.

Total other expense (net) of $12.3 million in 1994 resulted mainly from three factors. First, interest expense amounted to $5.1 million and exceeded the previous year by $874,000. Second, the liquidation of investments of the captive reinsurance subsidiary resulted in lower interest and investment income ($1.6 million); however, the positive effect of this transaction on earnings was not fully realized in 1994, but should be a factor in 1995. Finally, in the fourth quarter of 1994, the carrying value of the headquarters building was written down to estimated realizable value and a charge of $8.7 million was recognized as a result of management's decision to sell the facility and relocate its corporate headquarters.


                                       Change           Change
                                   1994 (vs. 1993)    1993 (vs. 1992)
                                  ----------------------------------------
INCOME BEFORE INCOME
   TAXES                           $3,002  (11)%      $3,371  112%
                                  ----------------------------------------
       % of Revenues               .4%                .5%
                                  ----------------------------------------
NET INCOME                         $1,385  (36)%      $2,165  (75)%
                                  ----------------------------------------
       % of Revenues               .2%                .3%
                                  ----------------------------------------

Income before income taxes and extraordinary charge was $3 million for fiscal 1994, compared with $3.4 million in 1993. The provision for income taxes was $17,000, due to partial utilization of capital loss carryforwards, targeted jobs tax credits and tax exempt interest income of the captive reinsurance subsidiary. The effective income tax rate was 14% in 1993 due to similar factors, and a favorable federal income tax adjustment of $637,000 that resulted from a revenue agent's examination for the years 1980 to 1986.

Minority interest expense (net of income taxes) increased $637,000 reflecting the sale of a minority interest (27%) in WCC. Equity income of foreign affiliates (net of income taxes) decreased $799,000 mainly as a result of the consolidation of ACM in 1994.

Income before extraordinary charge was $2.3 million in 1994 versus $3.6 million the year before. In 1994, the corporation prepaid the second senior note to an insurance company and recognized an extraordinary charge for the early extinguishment of debt in the amount of $887,000 (net of income taxes). The corporation also recognized a $1.4 million extraordinary charge (net of income taxes) for the early extinguishment of the first senior note in 1993.

Net income was $1.4 million in 1994, compared with $2.2 million in 1993.

MANAGEMENT'S SISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PERIOD-TO-PERIOD COMPARISONS (1993 VERSUS 1992)

Consolidated revenues increased $33.8 million (5.4%) in 1993 versus 1992. This increase is attributed principally to the Domestic Operations Group which reported an increase of $31.7 million. The increases in revenues of the Domestic Operations and International Operations Groups offset a decrease of approximately $5.8 million in revenues of the Government Services Group.

For the most part the increase in revenues of the Domestic Operations Group was in traditional security services. The Security Services Division, which was successful in obtaining contracts with several major national clients and providing emergency strike security services to American Airlines, reported an increase of $24.4 million in revenues over 1992. In addition, the Food Services Division reported an increase in revenues of $5.6 million, primarily from contracts acquired in the third quarter of 1992.

International Group revenues increased $9.1 million, principally in South America, but the group is experiencing increased competition on all continents. The group continues to expand into Eastern Europe, the Far East and Africa and to diversify into other security-related businesses.

Revenues of the Government Group were down as a result of the decline of Department of Energy (DOE) business. It is believed that DOE has contracted as much as it is expected to, so revenues should stabilize for 1994. Revenues of the Corrections and Education Divisions were stable, in total, when compared to 1992; however, 1992 included $14.4 million in pass-through construction revenues of the Corrections Division. Both the Corrections and Education Divisions continued to actively pursue additional contracts in 1993.

The increases in labor costs and other operating expenses reflected the growth in business which resulted from new security services contracts. In addition, pass-through expenses associated with emergency security services in connection with the American Airlines strike and the increase in operating expenses of food service contracts represented approximately $4.8 million of the increase in other operating expenses. Other operating expenses of the Monitoring Division amounted to $2.3 million in 1993 and exceeded the same costs in 1992 by $1.5 million.

Underwriting losses of the casualty reinsurance subsidiary, included in other operating expenses, amounted to $4.6 million in 1993, or an increase of approximately $456,000 over 1992. Underwriting losses for both 1993 and 1992 have been high due to increases in workers' compensation and general liability claims and an increase in loss reserves based on actuarial computations. In response to the increase in insurance claims, management has instituted new programs to control the severity and frequency of these claims.

In the fourth quarter of 1993 the corporation recognized non-recurring charges of $1.7 million. A significant portion of these charges was due to a $791,000 decrease in the value of guard contracts acquired in 1991.

Operating income was $4.5 million in 1993, or 0.7% of revenues, after non-recurring charges of $1.7 million and insurance underwriting losses of $4.6 million. In addition, combined operating losses of Wackenhut Applied Technologies Center, Inc. and Wackenhut Monitoring Systems, Inc. amounted to approximately $2 million in 1993. Similarly, operating income was $3.4 million, or 0.5% of revenues in 1992 due to insurance underwriting losses and legal reserves along with increases in the allowance for doubtful accounts and other factors mentioned in the discussion for 1992.

Total other expense (net) of $1.1 million in 1993 resulted from two principal factors. Interest expense for 1993 was $4.2 million due to an increase in the level of bank borrowings and was $101,000 higher than in 1992 in spite of lower interest rates. Interest and investment income amounted to $3.1 million and increased $755,000 over 1993.

Income before income taxes was $3.4 million in 1993, compared with $1.6 million in 1992. A favorable federal income tax adjustment of $637,000, which resulted from a revenue agent's examination for the years 1980 to 1986, partial utilization of capital loss carryforwards and targeted jobs tax credits reduced the effective income tax rate to 14% for 1993.

Equity income of foreign affiliates (net of income taxes) included income of the Australian joint venture of Wackenhut Corrections Corporation.

Income before extraordinary charge was $3.6 million in 1993 versus $1.1 million the year before. In January 1994, the corporation prepaid $12.5 million of its senior notes to insurance companies. This prepayment resulted in an extraordinary charge for early extinguishment of debt in the amount of $1.4 million (net of applicable income taxes), which was reflected in the financial statements for 1993.

Net income was $2.2 million in 1993, compared to $8.5 million in 1992, which included a benefit of $7.4 million resulting from the adoption of Statement of Financial Accounting Standards (SFAS) No. 109.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS EXCEPT PER SHARE DATA)

FISCAL YEARS ENDED JANUARY 1, 1995, JANUARY 2, 1994 and JANUARY 3, 1993


                                                                      1994              1993             1992
- --------------------------------------------------------------------------------------------------------------
REVENUES                                                          $ 747,666         $ 664,160        $ 630,320
OPERATING EXPENSES
                              --------------------------------------------------------------------------------
                              Payroll and related taxes             538,297           491,408          467,934
                              Other operating expenses              194,077           166,530          159,019
                              Non-recurring charges                      --             1,726               --
                                                                  --------------------------------------------
                                                                    732,374           659,664          626,953
                              --------------------------------------------------------------------------------
OPERATING INCOME                                                     15,292             4,496            3,367
                              --------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
                              Interest expense                       (5,104)           (4,230)          (4,129)
                              Interest and investment income          1,514             3,105            2,350
                              Write-down of headquarters building    (8,700)               --               --
                                                                  --------------------------------------------
                                                                    (12,290)           (1,125)          (1,779)
                              --------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                            3,002             3,371            1,588

PROVISION FOR INCOME TAXES                                               17               485              834

MINORITY INTEREST, NET OF INCOME TAXES                                  999               362               --

EQUITY INCOME OF FOREIGN AFFILIATES, NET OF INCOME TAXES               (286)           (1,085)            (383)
                                                                  --------------------------------------------

INCOME BEFORE EXTRAORDINARY CHARGE AND
     CUMULATIVE EFFECT OF ACCOUNTING CHANGE                           2,272             3,609            1,137

EXTRAORDINARY CHARGE - EARLY EXTINGUISHMENT
     OF DEBT, NET OF INCOME TAXES                                      (887)           (1,444)              --

CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR
     INCOME TAXES                                                        --                --            7,370
                                                                  --------------------------------------------
NET INCOME                                                        $   1,385         $   2,165        $   8,507
- --------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE:
             Income before extraordinary charge and
                cumulative effect of accounting change            $    0.24         $    0.37        $    0.12
             Extraordinary charge - early extinguishment
                of debt, net of income taxes                          (0.10)            (0.15)              --
             Cumulative effect of accounting change for
                income taxes                                             --                --             0.76
                                                                  --------------------------------------------
             Net income                                           $    0.14         $    0.22        $    0.88
- --------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS EXCEPT SHARE DATA)


JANUARY 1, 1995 and JANUARY 2, 1994

                                                                                                        1994              1993
- -------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
                                      Cash and cash equivalents                                     $   13,808        $    7,821
                                      Accounts receivable, less allowance for doubtful
                                        accounts of $1,056 in 1994 and $687 in 1993                    100,425            94,937
                                      Inventories                                                        7,179             6,243
                                      Other                                                             16,233            14,760
                                                                                                    ----------------------------
                                                                                                       137,645           123,761
                                      ------------------------------------------------------------------------------------------
NOTES RECEIVABLE                                                                                         1,646             2,085
                                      ------------------------------------------------------------------------------------------
MARKETABLE SECURITIES AND
   CERTIFICATES OF DEPOSIT            - casualty reinsurance subsidiary                                 11,495            24,843
                                      ------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT,               at cost                                                           45,928            51,497
                                      Accumulated depreciation                                         (15,102)          (13,374)
                                      ------------------------------------------------------------------------------------------
                                                                                                        30,826            38,123
                                      ------------------------------------------------------------------------------------------
DEFERRED TAX ASSET, NET                                                                                 11,021             6,374
                                      ------------------------------------------------------------------------------------------
OTHER ASSETS                          Investment in and advances to foreign affiliates, at
                                        cost, including equity in undistributed earnings
                                        of $2,066 in 1994 and $2,370 in 1993                             6,165             5,742
                                      Other                                                             13,959            10,369
                                                                                                    -----------------------------
                                                                                                        20,124            16,111
                                                                                                    -----------------------------
                                                                                                    $  212,757        $  211,297
- ---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES                   Current portion of long-term debt                             $       --        $   10,456
                                      Notes payable                                                      3,765                --
                                      Accounts payable                                                  14,839            15,995
                                      Accrued payroll and related taxes                                 25,761            22,444
                                      Accrued expenses                                                  20,609            18,703
                                      Deferred tax liability, net                                          596                --
                                                                                                    ----------------------------
                                                                                                        65,570            67,598
                                      ------------------------------------------------------------------------------------------
RESERVES FOR LOSSES                   - casualty reinsurance subsidiary                                 38,450            33,500
                                      ------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                          38,991            57,484
                                      ------------------------------------------------------------------------------------------
OTHER                                                                                                    4,029             3,421
                                      ------------------------------------------------------------------------------------------
COMMITMENTS AND
   CONTINGENCIES                      (notes 6, 12 and 14)                                                  --                --
                                      ------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                                        8,258             1,932
                                      ------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                  Preferred stock, 10,000,000 shares authorized
                                      Common stock, $.10 par value, 20,000,000
                                        shares authorized
                                        Series A, 3,858,885 issued and outstanding in 1994 and 1993        386               386
                                        Series B, 5,794,539 issued and outstanding in 1994 and
                                           3,858,885 in 1993                                               579               386
                                      Additional paid-in capital                                        38,919            26,234
                                      Retained earnings                                                 21,681            23,268
                                      Cumulative translation adjustment                                 (3,552)           (3,058)
                                      Unrealized (loss) gain on marketable securities                     (554)              146
                                                                                                    ----------------------------
                                                                                                        57,459            47,362
                                      ------------------------------------------------------------------------------------------
                                                                                                    $  212,757        $  211,297
- --------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE CONSOLIDATED BALANCE SHEETS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)


FISCAL YEARS ENDED JANUARY 1, 1995, JANUARY 2, 1994 and JANUARY 3, 1993


                                                                                               1994        1993         1992
- -----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED IN):
OPERATING      Net Income                                                                    $ 1,385     $ 2,165      $ 8,507
 ACTIVITIES    Adjustments -
                Depreciation expense                                                           4,374       4,354        3,864
                Amortization expense                                                           7,544       6,787        4,173
                Provision for bad debts                                                          508         735        1,193
                Equity income, net of dividends                                                 (202)     (1,487)        (367)
                Minority interests in net income                                               1,514         548           --
                Write-down of headquarters building                                            8,700          --           --
                Extraordinary loss on early extinguishment of debt                             1,344       2,348           --
                Write-down of note receivable related to Stellar Systems, Inc.                    --          --        1,900
                Other                                                                           (495)        (75)         (48)
                Cumulative effect of accounting change                                            --          --       (7,370)
                Changes in assets and liabilities, net of acquisitions and divestitures-
                  (Increase) Decrease in assets:
                  Accounts receivable                                                         (5,745)     (9,607)     (10,030)
                  Inventories                                                                 (5,137)     (4,985)      (3,018)
                  Other current assets                                                        (1,154)     (3,006)      (2,291)
                  Marketable securities and certificates of deposit                           (1,352)     (3,116)       1,193
                  Other assets                                                                (3,567)     (2,947)      (3,570)
                  Deferred tax asset                                                          (4,647)        624           --
                Increase (Decrease) in liabilities:
                  Accounts payable and accrued expenses                                          533         234        1,775
                  Accrued payroll and related taxes                                            3,280       5,482         (316)
                  Deferred tax liability - current                                               596        (545)          --
                  Reserves for losses of casualty reinsurance subsidiary                       4,950       7,573        4,736
                  Other                                                                          608         534          534
                  Deferred income taxes                                                           --          --       (4,346)
                                                                                             ---------------------------------
               NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                            13,037       5,616       (3,481)
- ------------------------------------------------------------------------------------------------------------------------------
INVESTING      Net proceeds from initial public offering of subsidiary's
 ACTIVITIES     common stock                                                                  17,626          --           --
               Payments on notes receivable                                                      438         852           20
               Payment for acquisitions, net of cash acquired                                   (935)         --           --
               Investment in and advances to foreign affiliates                                 (732)     (1,310)      (1,913)
               Capital expenditures                                                           (5,091)     (3,409)      (8,579)
               Proceeds from sale of marketable securities of casualty
                reinsurance subsidiary                                                        14,000          --           --
               Deferred charge expenditures                                                     (701)         --           --
               Sale of non-parental insurance business                                            --          --        1,168
                                                                                             ---------------------------------
               NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                            24,605      (3,867)      (9,304)
- ------------------------------------------------------------------------------------------------------------------------------
FINANCING      Proceeds from issuance of debt                                                196,411     113,270       77,523
ACTIVITIES     Payments on debt                                                             (225,287)   (109,320)     (61,183)
               Dividends paid                                                                 (2,779)     (2,777)      (2,314)
                                                                                           -----------------------------------
               Net Cash (Used In) Provided By Financing Activities                           (31,655)      1,173       14,026
               ---------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                      5,987       2,922        1,241
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                                                7,821       4,899        3,658
                                                                                            ---------------------------------
CASH AND CASH EQUIVALENTS, AT END OF YEAR                                                   $ 13,808     $ 7,821      $ 4,899
- -----------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES:
               Cash paid during the year for:
                Interest                                                                    $  4,209     $ 4,172      $ 4,733
                Income taxes                                                                $  1,119     $ 1,545      $ 3,921
               Non-cash financing and investing activities:
                25% and 100% stock dividends declared during 1994 and 1992                  $    193          --      $   386
                Note received related to sale of subsidiary                                       --     $ 1,250           --
- -----------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS EXCEPT SHARE DATA)

FISCAL YEARS ENDED JANUARY 1, 1995, JANUARY 2, 1994 and JANUARY 3, 1993


                                                                                 1994           1993           1992
- -------------------------------------------------------------------------------------------------------------------
COMMON STOCK
  Series A             Balance, beginning and end of year                     $   386         $  386         $  386
                       Number of shares, all years,
                          beginning and end, 3,858,885
                                                                        -------------------------------------------
  Series B             Balance, beginning of year                                 386            386             --
                       25% and 100% stock dividends effected in the
                          form of stock splits in 1994 and 1992                   193             --            386
                                                                        -------------------------------------------
                       Balance, end of year                                       579            386            386
                       Number of shares, end of year, 5,794,539 in
                          1994 and 3,858,885 in 1993 and 1992
                       --------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN
  CAPITAL              Balance, beginning of year                              26,234         26,234         26,620
                       100% stock dividend effected in the form of a
                          stock split declared during 1992                         --             --           (386)
                       Increase due to initial public offering of
                          subsidiary's common stock                            12,685             --             --
                                                                        -------------------------------------------
                       Balance, end of year                                    38,919         26,234         26,234
                       --------------------------------------------------------------------------------------------
RETAINED EARNINGS      Balance, beginning of year                              23,268         23,880         17,804
                       Net income                                               1,385          2,165          8,507
                       Dividends                                               (2,779)        (2,777)        (2,431)
                       25% stock dividend effected in the form of a
                          stock split                                            (193)            --             --
                       Balance, end of year                                    21,681         23,268         23,880
CUMULATIVE
TRANSLATION            Balance, beginning of year                              (3,058)        (3,395)        (1,963)
ADJUSTMENT             Translation adjustment                                    (494)           337         (1,432)
                       Balance, end of year                                    (3,552)        (3,058)        (3,395)
                       ---------------------------------------------------------------------------------------------
UNREALIZED (LOSS) GAIN
  ON MARKETABLE        Balance, beginning of year                                 146             96             --
  SECURITIES           Net unrealized (losses) gains for the year                (700)            50             96
                                                                        -------------------------------------------
                       Balance, end of year                                      (554)           146             96
                       --------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS'
EQUITY                                                                      $  57,459      $  47,362      $  47,587
                          -----------------------------------------------------------------------------------------
DIVIDENDS PER SHARE       Restated for the effects of the 25% and 100%
                          stock dividends effected in the form of
                          stock splits declared in 1994 and 1992            $    0.29      $    0.29     $     0.25
- -------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABULAR INFORMATION IN THOUSANDS EXCEPT SHARE DATA)

FOR THE FISCAL YEARS ENDED JANUARY 1, 1995, JANUARY 2, 1994 AND JANUARY 3, 1993


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The corporation's fiscal year ends on the Sunday closest to the calendar year end. Fiscal years 1994 and 1993 each included 52 weeks. Fiscal year 1992 included 53 weeks.

BASIS OF FINANCIAL STATEMENT PRESENTATION
The consolidated financial statements include the accounts of the corporation and its subsidiaries, including its casualty reinsurance subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with current year presentation.

MINORITY INTEREST
The minority interest expense represents principally the separate public ownership (approximately 27%) in Wackenhut Corrections Corporation and the ownership by foreign investors in several subsidiaries of Wackenhut International, Incorporated.

INCOME TAXES
As discussed in Note 10, the corporation adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" during 1992. SFAS No. 109 utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

EARNINGS PER SHARE
Earnings per share are computed using the average number of common shares outstanding, including common stock equivalents and reflects the declaration of the 25% and 100% stock dividends effected in the form of stock splits in 1994 and 1992. Prior year's earnings per share have been restated to give effect to the stock splits. The average number of shares outstanding was 9,653,424 for 1994 and 9,646,672 for 1993.

INVENTORIES
Alarm systems and electronics inventories are carried at the lower of cost or market, on a first-in first-out basis. Uniform inventories are carried at amortized cost.

REVENUES
Revenue is recognized as services are provided. During fiscal years 1994, 1993 and 1992, the largest client of the corporation was the U.S. Department of Energy, accounting for approximately 20%, 24% and 26% respectively, of the corporation's consolidated revenues.

CONSOLIDATED STATEMENTS OF CASH FLOWS
The corporation considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, other receivables, notes receivable, notes payable and accounts payable approximates fair value. The fair value of marketable securities and certificates of deposit is presented under "wholly-owned casualty reinsurance subsidiary" in Note 6 of these financial statements. The carrying value of long-term debt (including current portion) approximates fair value.

(2)  BUSINESS SEGMENTS

WACKENHUT CORRECTIONS CORPORATION

The corporation's principal business consists of security guard services to commercial and governmental clients. A subsidiary of the corporation, Wackenhut Corrections Corporation (WCC), provides facility management and construction services to detention and correctional facilities. WCC operates in a different industry segment than other divisions of the corporation. A summary of financial data of WCC is presented below:


                                      1994          1993          1992
Revenues
  Facility management            $   82,301     $  58,289     $  46,426
  Construction and design            23,185         4,523        15,751
                                 --------------------------------------
                                    105,486        62,812        62,177
Operating income before
  Corporate G&A                       5,682         4,695         4,646
Assets                               30,333        19,148        19,898
Depreciation expense                    769           654           433
Capital expenditures                    598           326         4,584
Equity income (loss)
  of affiliates                        (331)          261            29
Identifiable assets of equity
  affiliates                          3,420         3,315         2,035
- -----------------------------------------------------------------------

NON-U.S. OPERATIONS

A summary of financial data for foreign operations is shown below. Non-U.S. operations of the corporation and its subsidiaries are conducted primarily in South America and Australia. Profit is before the allocation of corporate office general and administrative expenses and income taxes.


                                        1994           1993           1992
- ---------------------------------------------------------------------------
Revenues                           $  111,026      $  83,523       $ 73,982
Income before Corporate
  G&A and income taxes                  5,285          4,436          3,747
Assets                                 48,893         26,557         22,929
- ----------------------------------------------------------------------------

The corporation carries its investment in affiliates (20% to 50% owned) on the equity method. U.S. income taxes which would be payable upon remittance of affiliates' earnings to the corporation are provided currently.

Minority interest in consolidated foreign subsidiaries have been reflected net of applicable income taxes on the accompanying financial statements for 1994 and 1993. The amounts for 1992 were not material.

(3)  ACCOUNTS RECEIVABLE SECURITIZATION

Subsequent to year end, the corporation entered into agreements expiring January 1998, with two financial institutions to sell, on an ongoing basis, an undivided interest in a defined pool of trade accounts receivable up to a maximum of $40 million. Under terms of the agreement, the ongoing costs pertaining to this program are based on the purchasers' level of investment and cost of issuing commercial paper plus predetermined fees. The corporation will retain substantially the same risk of credit loss as if the receivables had not been sold. As discussed in Note 7, the corporation, subsequent to year end, prepaid the outstanding balance of the first mortgage note on the headquarters building with proceeds from the sale of eligible trade accounts receivable.

(4)  PROPERTY AND EQUIPMENT AND DEPRECIATION METHODS

The corporation uses principally the straight-line method of depreciation for property and equipment. The components of property and equipment and their estimated lives are as follows on page 32:


                                    Years           1994          1993
- ---------------------------------------------------------------------------
Land                               --            $ 4,444       $ 4,211
Buildings and improvements     20 to 33-1/3       24,722        31,854
Furniture and fixtures              5 to 20        3,608         3,527
Equipment                           5 to 20        9,026         8,463
Automobiles and trucks                    3        4,128         3,442
                                                 ---------------------
                                               $  45,928     $  51,497
- ----------------------------------------------------------------------------

In the fourth quarter of 1994, the decision was made to sell the headquarters building located in Coral Gables, Florida. The building has been listed for sale and has been written down by $8,700,000 to reflect the estimated realizable value, as determined by an independent third party.

(5)  NOTES PAYABLE

At January 1, 1995 the corporation had outstanding notes payable which represented short-term borrowings of international subsidiaries incurred for working capital, bearing interest at rates between 14.4% and 27%, with maturities in 1995.

(6)  WHOLLY-OWNED CASUALTY REINSURANCE SUBSIDIARY

In April 1992, the corporation transferred its parental insurance business and investment portfolio, after the sale of the non-parental insurance business, to a new domestic subsidiary. The subsidiary reinsures a portion of the corporation's workers' compensation and general and automobile liability insurance.

Incurred losses are recorded as reported. Provision is made to cover losses incurred but not reported. Loss reserves are computed based on actuarial studies and, in the opinion of management, are adequate. Future adjustments of the amounts recorded as of January 1, 1995, resulting from a continuous review process as well as differences between estimates and ultimate payments, will be reflected in the corporation's consolidated statements of income as such adjustments become determinable.

A summary of operations for the last three fiscal years is as follows:


                                    1994                1993           1992
- ---------------------------------------------------------------------------
Premiums recognized            $  17,900           $  16,282      $  14,521
Loss expense                     (18,499)            (20,863)       (18,646)
                               ---------------------------------------------
Underwriting loss                   (599)             (4,581)        (4,125)
Investment income                  1,486               2,033          1,845
                               ---------------------------------------------
                               $     887           $  (2,548)     $  (2,280)
- -----------------------------------------------------------------------------

Premiums paid by the corporation to the reinsurance subsidiary of $17,900,000, $16,282,000 and $14,464,000, for the fiscal years ended 1994, 1993 and 1992, respectively, have been eliminated in consolidation.

Marketable securities and certificates of deposit, carried at quoted market value, consisted of the following at January 1, 1995 and January 2, 1994:


                                    1994                1993
- ------------------------------------------------------------
Municipal Bonds                 $  7,332           $  17,927
Government Bonds                     968               2,235
Preferred Stock                    1,713               3,010
Other                              1,482               1,671
                                ----------------------------
  Aggregate market value        $ 11,495           $  24,843
                                ----------------------------
  Aggregate cost                $ 12,396           $  24,605
- ------------------------------------------------------------

The unrealized (loss) gain on marketable securities of ($901,000) and $238,000 at January 1, 1995 and January 2, 1994, respectively, have been reflected in the accompanying financial statements net of applicable income taxes.

The corporation has placed in trust, in favor of certain insurance companies, $1,345,292 in time deposits and has issued irrevocable standby letters of credit for $37,597,000.

(7)   LONG-TERM DEBT

Long-term debt consists of the following:


                                                        1994           1993
- ---------------------------------------------------------------------------
Senior notes payable- 10.2%                         $     --        $25,000
Revolving loan - 7.0% in 1994 and
  4.2% in 1993                                        20,450         26,150
First mortgage note on headquarters
  building - 7.1% in 1994 and 4.3%
  in 1993                                             16,060         16,790
Mortgage notes on buildings of
  international subsidiaries, varying
  interest rates from 11.0% to 11.4%,
  due in 2002                                            947             --
Secured credit lines and other debt,
  principally of Australasian Correctional
  Management Pty., Ltd., varying
  interest rates from 5.9% to 8.0%,
  due 1997 to 2009                                     1,412             --
Other                                                    122             --
                                                      38,991         67,940
Less - Current portion of long-term debt                  --         10,456
                                                   ------------------------
                                                   $  38,991       $ 57,484
- ---------------------------------------------------------------------------

In August 1994, the corporation prepaid the remaining $12,500,000 of senior notes to an insurance company with proceeds from WCC's initial public offering
(IPO) (see Note 11). In January 1994, the corporation used short-term borrowings to prepay the first $12,500,000 of its senior notes. The prepayments resulted in extraordinary charges of $887,000 ($1,344,000 before tax), or $.10 per share in 1994, and $1,444,444 ($2,348,000 before tax) or $.15 per share in 1993.

At year end, the corporation had in place a credit agreement with a bank, which provided a $40,000,000 revolving line of credit facility. The unused portion of the revolving line of credit was $7,943,000 at January 1, 1995 after deducting $11,607,000 in outstanding letters of credit. On January 5, 1995, the corporation entered into a new revolving credit agreement with two banks under which the corporation may borrow up to $60,000,000. The interest payable is, at the corporation's option, a function of the prime rate or the applicable LIBOR or certificate of deposit rates. The agreement requires among other things the corporation maintain a minimum consolidated net worth, as defined, and limits certain payments and distributions.

In December 1994, WCC entered into a revolving credit agreement with a bank under which the subsidiary may borrow up to $15,000,000 until September 30, 2002. The corporation is not a guarantor of the revolving credit agreement which requires, among other things, that WCC maintain a minimum consolidated tangible net worth, as defined, and limits certain payments and distributions.

In January 1995, the corporation prepaid the outstanding balance on the first mortgage note with proceeds from borrowings from the accounts receivable securitization (see Note 3).

Aggregate annual maturities of long-term debt are as follows:


          Year                Annual Maturity
- ----------------------------------------------
          1996                     1,273
          1997                        14
          1998                    36,510
          1999                        --
          2000                     1,194
                                 -------
                                $ 38,991

Gains and losses on hedges of existing assets or liabilities are included in the carrying amount of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses on interest rate swaps that do not qualify as hedges are recognized as an adjustment to interest expense. The corporation has entered into interest rate swap agreements in order to manage interest costs. Under the terms of the interest rate swaps, the corporation agrees with counterparties to exchange at specific intervals, the difference between fixed rate and floating rate interest amounts calculated in reference to an agreed upon notional principal amount.

The corporation was a party to two offsetting interest rate swaps with Union Bank of Switzerland and Bank of America Illinois at year end. The notional principal amount under both agreements was $81,200,000 and the agreements expire in December 1998. While the corporation is exposed to loss on the interest differential in the event of nonperformance by the counterparties, no loss is anticipated.

(8)  PREFERRED AND COMMON STOCK

The board of directors has authorized 10,000,000 shares of preferred stock. In October 1994, the board of directors declared a 25% stock dividend, effected in the form of a stock split, payable on January 9, 1995 to stockholders of record at the close of business on December 22, 1994. The stock dividend was paid in series B common stock to holders of the corporation's series A and B shares. Prior periods per share data have been restated. Series B common stock has all the rights and privileges of the series A common stock with the exception of voting privileges. In October 1992, the board of directors declared a 100% stock dividend effected in the form of a stock split, through the issuance of one share of series B common stock for each share of series A common stock.

(9)  RETIREMENT AND DEFERRED COMPENSATION PLANS

The corporation has a noncontributory defined benefit pension plan covering certain of its executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. The plan currently is not funded. The corporation purchases and is the beneficiary of life insurance policies for each participant enrolled in the plan.

The assumptions for the discount rate and the average increase in compensation used in determining the pension expense and funded status information are 8.5% and 4.0%, respectively.

Total pension expense for 1994, 1993 and 1992 was $267,000, $236,000 and $224,000, respectively. The present value of accumulated pension benefits at year end 1994 and 1993 was $1,400,000 and $1,161,000, respectively and is included in other liabilities in the accompanying consolidated balance sheets.

The corporation has established nonqualified deferred compensation agreements with certain senior executives providing for fixed annual benefits ranging from $100,000 to $175,000 payable in event of death or upon retirement at age 60 over a period of 20 years. Benefits are funded by life insurance contracts purchased by the corporation. The cost of these agreements is being charged to expense and accrued using a present value method over the expected terms of employment. The charge to expense for fiscal 1994, 1993 and 1992 was $444,000, $403,000 and $394,000, respectively. The liability for deferred compensation was $2,629,000 and $2,260,000 at year-end 1994 and 1993, respectively and is included in other liabilities in the accompanying consolidated balance sheets.

(10) INCOME TAXES

The corporation adopted SFAS No. 109 in 1992 and recognized the cumulative benefit of the change in accounting principle of $7,370,000, which increased earnings per share by $.76.

The provision (credit) for income taxes consists of the following:


Fiscal year ended        1994           1993           1992
Federal income taxes:
     Current           $  3,014         $   669        $ 3,851
     Deferred            (3,112)           (385)        (3,249)
                       ---------------------------------------
                           (98)             284            602

State income taxes:
     Current               527              252            882
     Deferred             (412)             (51)          (650)
                       ---------------------------------------
                           115              201            232
                       ---------------------------------------
        Total          $    17          $   485        $   834
- ---------------------------------------------------------------

Deferred income taxes resulted from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes. The tax effects of the principal timing differences are as follows:


Fiscal year ended                             1994        1993           1992
- -----------------------------------------------------------------------------
Senior note prepayment
     premium                               $   904     $  (904)        $   --
Income of foreign subsidiaries
     and affiliates                          1,186         972            740
Reserve for losses of reinsurance
     subsidiary                                 (8)       (462)        (1,579)
Reserve for claims of employee
     health trust                           (1,191)       (148)        (1,366)
Accrued expenses                              (326)       (349)          (909)
Building write-down                         (3,350)         --             --
Allowance for doubtful accounts                (15)        434           (582)
Deferred compensation                         (398)       (268)          (277)
Depreciation                                  (486)        106            122
Amortization of deferred charges               205         173             86
Other, net                                     (45)         10           (134)
                                         -------------------------------------
                                         $  (3,524)      $(436)       $(3,899)
- ------------------------------------------------------------------------------

A reconciliation of the statutory U.S. federal and state income tax rates (38.5%) and the effective income tax rate is as follows:


Fiscal year ended                             1994        1993           1992
- -----------------------------------------------------------------------------
Provision using statutory
     federal tax rate                     $  1,021    $  1,146       $    540
Capital loss carryforward (use)               (814)       (228)           486
Targeted jobs tax credits                     (235)       (109)          (368)
Tax exempt interest                           (295)       (321)          (187)
Other, net, including 1993
     RAR settlement                            225        (204)           131
                                          -----------------------------------
                                               (98)        284            602
State income taxes                             115         201            232
                                          -----------------------------------
                                          $     17    $    485       $    834
- -----------------------------------------------------------------------------

The tax effect of the extraordinary charge for the early extinguishment of debt during fiscal 1994 and 1993 amounted to $457,000 and $904,000, respectively (see
Note 7).

The components of the net non-current deferred tax asset at January 1, 1995 and January 2, 1994 are shown below:


Fiscal year ended                                         1994           1993
- -----------------------------------------------------------------------------
Reserve for losses of casualty reinsurance
     subsidiary                                        $ 5,270       $  5,262
Undistributed income of foreign
     subsidiaries                                       (5,614)        (4,428)
Reserves for claims of employee
     health trust                                        4,692          3,502
Reserves for legal and other expenses                      899             --
Capital loss carryforward                                  150          2,632
Deferred compensation                                    2,660          2,240
Depreciation                                              (363)          (848)
Building write-down                                      3,350             --
Other, net                                                 127            646
                                                      ------------------------
                                                        11,171          9,006
     Valuation allowance                                  (150)        (2,632)
                                                      ------------------------
     Deferred tax asset, net                          $ 11,021       $  6,374
- ------------------------------------------------------------------------------

The components of the net current deferred tax (liability) asset at January 1, 1995 and January 2, 1994 are as shown below:


Fiscal year ended                                         1994           1993
- ------------------------------------------------------------------------------
Amortization of uniforms and accessories              $ (1,818)      $ (1,818)
Senior note prepayment premium                              --            904
Accrued vacation pay                                     1,033            828
Allowance for doubtful accounts                            189            175
                                                      -----------------------
     Deferred tax (liability) asset, net              $   (596)      $     89
- -----------------------------------------------------------------------------

At January 1, 1995, the corporation had available a capital loss carryforward of $391,000 which expires in 1998. The capital loss carryforward has been fully reserved due to the uncertainty of the corporation's ability to generate future capital gains. The change in the valuation allowance during 1994 and 1993 is due to the utilization of the capital loss carryforwards.

(11) WACKENHUT CORRECTIONS CORPORATION INITIAL PUBLIC OFFERING

In July and September 1994, WCC, formerly a wholly-owned subsidiary of the corporation, sold 2,185,000 shares of common stock at an offering price of $9.00 per share in connection with its IPO. WCC received net proceeds of approximately $17,626,000 from the IPO which were used to repay bank debt and indebtedness to the corporation. The corporation has reflected amounts received in excess of its investment in WCC, less the approximate 27% minority interest, as an increase in additional paid-in capital. Following the offering, WCC has 8,185,000 shares outstanding of which the corporation owns 73%. Under two stock option plans, the board of directors of WCC has granted non-qualified stock options to purchase up to 797,863 shares of common stock which, if exercised, would reduce the corporation's ownership in WCC to approximately 67%.

(12) WACKENHUT MONITORING SYSTEMS BUSINESS

In 1993, the corporation sold its Wackenhut Monitoring Systems subsidiary in exchange for a $1,250,000 note and $100,000 cash which resulted in a loss of approximately $95,000. In connection with this transaction, the corporation has guaranteed indebtedness related to certain operating leases which totaled approximately $1,819,929 at January 1, 1995 and expire from 1995 to 1997.

(13) NON-RECURRING CHARGES

In the fourth quarter of 1993, the corporation recognized non-recurring charges of $1,726,000. A significant portion of these charges was due to a $791,000 decrease in the value of guard contracts acquired in 1991.

(14) COMMITMENTS AND CONTINGENCIES

During the first quarter of 1994, the corporation and its insurance carriers settled a $6,000,000 judgment for $4,500,000. The corporation's insurance carriers contributed funds for that settlement, but these carriers dispute their legal obligation for the amounts paid. In the opinion of management, after consultation with outside counsel, it is more likely than not that the judgment will be covered by the corporation's insurance carriers. In a second case, a former employee has obtained a $1.8 million judgment against the corporation comprised almost entirely of punitive damages. The corporation is cautiously optimistic that its appeal will result in the diminution of the punitive damages awarded. Finally, in a case alleging tortious interference with contract and other related torts, plaintiff claims multimillion dollar damages, which the insurance carrier for the corporation has denied coverage. The corporation denies these claims and intends to vigorously defend the action. While there can be no absolute assurance that reserves provided by the corporation are adequate, management has made its best estimate of the potential exposure in these matters.

The nature of the corporation's business results in claims for damages arising from the conduct of its employees or others. In the opinion of management, there are no other pending legal proceedings that would have a material effect on the consolidated financial statements of the corporation.

The corporation leases office space, data processing equipment and automobiles under non-cancelable operating leases expiring between 1995 and 2004. Rent expense for the fiscal years ended January 1, 1995, January 2, 1994 and January 3, 1993 was $4,993,000, $6,312,000 and $4,325,000, respectively. The minimum commitments under these leases are as follows:



          Year                Annual Maturity
- ---------------------------------------------
          1995                  $    3,737
          1996                       2,710
          1997                       1,482
          1998                         635
          1999                         279
          Thereafter                   501
                                ----------
                                  $  9,344
- ------------------------------------------

(15) STOCK INCENTIVE AND STOCK OPTION PLANS

Key employees of the corporation and its subsidiaries are eligible to participate in the Key Employee Long-Term Incentive Stock Plan (incentive stock plan). Under the incentive stock plan, options for the corporation's common stock are granted to participants as approved by the Nominating and Compensation Committee of the corporation's board of directors (committee).

Under terms of the incentive stock plan, options are granted at prices not less than the fair market value at date of grant, or as otherwise determined by the committee, become exercisable after a minimum of six months, and expire no later than ten years after the date of grant. The committee may grant incentive stock options or non-qualified stock options. Options are subject to adjustment upon the occurrence of certain events, including stock splits and stock dividends.

On April 30, 1994, the committee granted non-qualified stock options to purchase 323,750 shares of series B common stock at an exercise price of $7.70 per share, as adjusted for the 25% stock dividend. The options are exercisable after May 1, 1995 and expire on April 30, 2004. All options were outstanding at January 1, 1995. On January 27, 1995, the committee granted additional non-qualified stock options to purchase 175,000 shares of the corporation's series B common stock at $13.50 per share.


(16)  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the corporation and its subsidiaries for the fiscal years ended January 1, 1995 and January 2, 1994, is as follows:


                                                         First                Second             Third                 Fourth
1994                                                    Quarter               Quarter           Quarter                Quarter
- ------------------------------------------------------------------------------------------------------------------------------
Revenues                                              $   174,537         $   180,462         $   196,031         $   196,636
Income from operations (1)                            $     3,203         $     4,042         $     3,863         $     4,184
Income (loss) before extraordinary charge             $     1,820         $     1,953         $     1,982         $    (3,483)
Extraordinary charge -- early extinguishment
of debt, net of income taxes (1)                               --                  --         $      (887)                 --
Net income (loss)                                     $     1,820         $     1,953         $     1,095         $    (3,483)
Earnings (loss) per share: (3)
   Before extraordinary charge                        $      0.19         $      0.20         $      0.21         $     (0.36)
   Extraordinary charge                                        --                  --         $      (.10)                 --
   Net income (loss)                                  $      0.19         $      0.20         $      0.11         $     (0.36)
- ------------------------------------------------------------------------------------------------------------------------------
1993
Revenues                                              $   162,112         $   162,051         $   165,111         $   174,886
Income (loss) from operations (2)                     $     3,081         $     1,727         $     2,669         $    (2,981)
Income (loss) before extraordinary charge             $     1,859         $     1,348         $     1,627         $    (1,225)
Extraordinary charge -- early extinguishment of
debt, net of income taxes (2)                                  --                  --                  --         $    (1,444)
Net income (loss)                                     $     1,859         $     1,348         $     1,627         $    (2,669)
Earnings (loss) per share: (3)
      Before extraordinary charge                     $      0.19         $      0.14         $      0.17         $     (0.13)
   Extraordinary charge                                        --                  --                  --               (0.15)
   Net income (loss)                                  $      0.19         $      0.14         $      0.17         $     (0.28)
- ------------------------------------------------------------------------------------------------------------------------------

(1) IN THE FOURTH QUARTER OF 1994, THE CARRYING VALUE OF THE HEADQUARTERS BUILDING WAS WRITTEN DOWN TO ITS ESTIMATED REALIZABLE VALUE AND A CHARGE OF $8,700,000 WAS RECOGNIZED (SEE NOTE 4). ADDITIONALLY, AN EXTRAORDINARY CHARGE OF $887,000 (AFTER TAX), OR $.10 PER SHARE, WAS RECOGNIZED IN THE THIRD QUARTER OF 1994 FOR THE EARLY RETIREMENT OF SENIOR DEBT (SEE NOTE 7).
(2) IN THE FOURTH QUARTER OF 1993, THE CORPORATION RECOGNIZED UNUSUAL CHARGES TO INCOME FROM OPERATIONS IN THE AMOUNT OF $1,726,000, OR $1,061,000 AFTER TAX (SEE NOTE 12) AND AN EXTRAORDINARY CHARGE OF $1,444,000 (AFTER TAX), OR $.15 PER SHARE, FOR THE EARLY RETIREMENT OF SENIOR DEBT (SEE NOTE 7). IN ADDITION, THE INSURANCE LOSS RESERVES WERE INCREASED BY $3,600,000.
(3) EARNINGS PER SHARE HAVE BEEN RESTATED TO INCLUDE THE 25% STOCK DIVIDEND TO BE EFFECTED IN THE FORM OF A STOCK SPLIT, DECLARED ON OCTOBER 29, 1994 AND PAID ON JANUARY 9, 1995 (SEE NOTES 1 AND 8).

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of
     The Wackenhut Corporation:

We have audited the accompanying consolidated balance sheets of The Wackenhut Corporation (a Florida corporation) and subsidiaries as of January 1, 1995 and January 2, 1994, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three fiscal years in the period ended January 1, 1995. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Wackenhut Corporation and subsidiaries as of January 1, 1995 and January 2, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 1995, in conformity with generally accepted accounting principles.

                                   ARTHUR ANDERSEN LLP
Miami, Florida,
February 17, 1995.




MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of
     The Wackenhut Corporation:

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. They include amounts based on judgments and estimates.

Representations in the financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the corporation maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that the corporation's assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by shareholders. Their report expresses a professional opinion as to whether management's financial statements considered in their entirety present fairly, in conformity with generally accepted accounting principles, the corporation's financial position and results of operations. Their audit was conducted in accordance with generally accepted auditing standards. As part of this audit, Arthur Andersen LLP considered the corporation's system of internal controls to the degree they deemed necessary to determine the nature, timing and extent of their audit tests which support their opinion on the financial statements.

The audit committee of the board of directors meets periodically with representatives of management, the independent public accountants and the corporation's internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent public accountants have unrestricted access to the audit committee to discuss the results of their reviews.

/s/ George R. Wackenhut
- ---------------------------
George R. Wackenhut
Chairman of the Board
and Chief Executive Officer

/s/ Richard C. DeCook
- ---------------------------
Richard C. DeCook
Senior Vice President,
Chief Financial Officer
and Treasurer

Miami, Florida,
February 17, 1995.