Form 10-K/A, Exhibit 13
period 1995-01-01
WACKENHUT CORP
filed 1995-07-20
CIK 104030

                                EXHIBIT 13(a)

SELECTED FINANCIAL DATA
(In thousands except per share data)

The selected consolidated financial data should be read in conjunction with the corporation's consolidated financial statements and the notes thereto.

FISCAL YEARS ENDED: (a)                                                                                 1994           1993
=============================================================================================================================
RESULTS OF OPERATIONS:
Revenues                                                                                              $ 747,666    $  664,160
Operating income                                                                                          6,592         4,496
Income before income taxes                                                                                3,002         3,371
Income (loss) before extraordinary charge and cumulative effect of accounting change                      2,272         3,609
Extraordinary charge - early extinguishment of debt, net of income taxes                                   (887)       (1,444)
Cumulative effect of accounting change for income taxes                                                       -             -
Net income (loss)                                                                                         1,385         2,165
- -----------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE: (b)
Income (loss) before extraordinary charge and cumulative effect of accounting change                  $     .24    $      .37
Extraordinary charge - early extinguishment of debt, net of income taxes                                   (.10)         (.15)
Cumulative effect of accounting change for income taxes                                                       -             -
                                                                                                      -----------------------
Net income (loss)                                                                                     $     .14    $      .22
- -----------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE OF COMMON STOCK: (b)
Regular quarterly dividends                                                                           $     .29    $      .29
Special dividend                                                                                              -             -
                                                                                                      -----------------------
Total dividends                                                                                       $     .29    $      .29
- -----------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION:
Working capital                                                                                       $  72,075    $   56,163
Total assets                                                                                            212,757       211,297
Long-term debt                                                                                           38,991        57,484
Total debt                                                                                               42,756        67,940
Shareholders' equity                                                                                     57,459        47,362
=============================================================================================================================

(a)  Fiscal years 1992 and 1987 included 53 weeks.
(b) Restated to reflect a 25% stock dividend declared during fiscal 1994 and to reflect a 100% stock dividend, effected in the form of a stock split, declared during fiscal 1992.

        1992          1991          1990         1989           1988           1987          1986         1985         1984
=============================================================================================================================
   $   630,320   $   572,527   $   521,191  $   462,181    $   400,996  $    381,972   $   328,795  $   308,219   $   282,269
         3,367        13,859        12,097       10,225          5,334         6,032         1,680        7,536         8,638
         1,588        11,867        10,664        8,524          7,382         7,915         3,247       10,026           302
         1,137         7,721         6,963        5,874          5,195         5,660         2,418        6,779        (1,804)
             -             -             -            -              -             -             -            -             -
         7,370             -             -            -              -             -             -            -             -
         8,507         7,721         6,963        5,874          5,195         5,660         2,418        6,779        (1,804)
- -----------------------------------------------------------------------------------------------------------------------------

   $       .12   $       .80   $       .72  $       .61    $       .54  $        .58   $       .25  $       .70   $      (.18)
             -             -             -            -              -             -             -            -             -
           .76             -             -            -              -             -             -            -             -
- -----------------------------------------------------------------------------------------------------------------------------
   $       .88   $       .80   $       .72  $       .61    $       .54  $        .58   $       .25  $       .70   $      (.18)
- -----------------------------------------------------------------------------------------------------------------------------

   $       .25   $       .24   $       .24  $       .24    $       .24  $        .24   $       .24  $       .24   $       .24
             -             -             -            -           1.20             -             -            -             -
- -----------------------------------------------------------------------------------------------------------------------------
   $       .25   $       .24   $       .24  $       .24    $      1.44  $        .24   $       .24  $       .24   $       .24
- -----------------------------------------------------------------------------------------------------------------------------

   $    56,932   $    48,599   $    42,413  $    40,635    $    38,461  $     35,588   $    31,572  $    21,904   $     8,007
       192,236       172,093       164,085      157,681        150,318       130,439       115,930      111,314       103,734
        63,260        46,920        46,850       48,500         45,558        10,600         8,400       14,150         9,500
        63,990        47,650        46,850       51,325         47,058        10,600        18,400       24,150        19,500
        47,587        42,847        37,865       33,616         30,528        39,653        36,191       36,129        31,682
=============================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Tabular information in thousands)

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


RESULTS OF OPERATIONS

Significant trends

During 1994, operating income increased $2.1 million, in spite of increased competitive pressures and reduced profit margins. In the fourth quarter of 1994, the carrying value of the headquarters building was written down to estimated realizable value, and a charge of $8.7 million was recognized as a result of management's decision to sell the facility and relocate its corporate headquarters. Strategic decisions made in previous years to diversify into the corrections business and to pursue national security service contracts were major contributing factors to the increase in operating income. In addition, the unprofitable businesses that were discontinued in 1993 contributed to this turnaround. The downsizing of defense business continued to impact revenue, but to date has not affected profit margins. The effort to diversify government business will continue in 1995.

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

PERIOD-TO-PERIOD COMPARISONS (1994 VERSUS 1993)

                                   Change           Change
                           1994  (vs. 1993)  1993 (vs. 1992)
                           =================================
REVENUES                   $ 747,666   13%    $ 664,160  5%
                           =================================


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

                                   Change           Change
                           1994  (vs. 1993)  1993 (vs. 1992)
                         ===================================
PAYROLL AND RELATED
   TAXES                 $538,297    10%   $491,408   5%
                         -----------------------------------
       % of Revenues        72%               74%
                         -----------------------------------
OTHER OPERATING
   EXPENSES              $194,077    17%   $166,530   5%
                         -----------------------------------
       % of Revenues        26%               25%
                         -----------------------------------
WRITE-DOWN OF
   HEADQUARTERS
   BUILDING              $  8,700     --      --      --
                         -----------------------------------
       % of Revenues       1.2%
                         -----------------------------------
NON-RECURRING
   CHARGES                   --       --   $  1,726   --
                         -----------------------------------
       % of Revenues         --                .3%
                         ===================================

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

                                   Change           Change
                           1994  (vs. 1993)  1993 (vs. 1992)
                          ==================================
OPERATING INCOME          $6,592    147%    $4,496    34%
   % of Revenues            .9%               .7%
                          ==================================

Operating income was $6.6 million, or 0.9% of revenues in 1994, after deducting $8.7 million to write-down the carrying value of the headquarters building to estimated realizable value, compared to $4.5 million, or 0.7% of revenues in 1993. Several factors contributed to this increase. First, the increase in Security Services revenues made a major contribution to operating income, in spite of reduced profit margins. Second, excellent ratings at DOE facilities increased operating income due to higher award fees. The Wackenhut Monitoring Systems and Wackenhut Applied Technologies Center Divisions, which were sold or discontinued in 1993, had combined operating losses of approximately $2 million in that year, and underwriting losses of the casualty reinsurance subsidiary decreased $4 million in fiscal 1994. And in 1993, the corporation also recorded a $1.7 million non-recurring charge to operating income. In addition, in 1994 WCC reported operating income of $4.4 million, including the effect of the consolidation of ACM, which represented $2.3 million. These favorable factors were significantly offset by a charge of $8.7 million as a result of the write-down of the carrying value of the headquarters building to estimated realizable value.

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

                                   Change           Change
                           1994  (vs. 1993)  1993 (vs. 1992)
                          ==================================
INCOME BEFORE INCOME
   TAXES                  $3,002    (11)%   $3,371    112%
                          ----------------------------------
       % of Revenues        .4%               .5%
                          ----------------------------------
NET INCOME                $1,385    (36)%   $2,165   (75)%
                          ----------------------------------
       % of Revenues        .2%               .3%
                          ==================================


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

CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share data)

FISCAL YEARS ENDED JANUARY 1, 1995, JANUARY 2, 1994 AND JANUARY 3, 1993

                                                                           1994           1993           1992
===============================================================================================================
REVENUES                                                                $ 747,666      $ 664,160      $ 630,320
                                  -----------------------------------------------------------------------------
OPERATING EXPENSES

                                  Payroll and related taxes               538,297        491,408        467,934
                                  Other operating expenses                194,077        166,530        159,019
                                  Write-down of headquarters building       8,700              -              -
                                  Non-recurring charges                         -          1,726              -
                                                                        ---------------------------------------
                                                                          741,074        659,664        626,953
                                  -----------------------------------------------------------------------------
OPERATING INCOME                                                            6,592          4,496          3,367
                                  -----------------------------------------------------------------------------
OTHER INCOME (EXPENSE)

                                  Interest expense                         (5,104)        (4,230)        (4,129)
                                  Interest and investment income            1,514          3,105          2,350
                                                                        ---------------------------------------
                                                                           (3,590)        (1,125)        (1,779)
                                  -----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                  3,002          3,371          1,588

PROVISION FOR INCOME TAXES                                                     17            485            834

MINORITY INTEREST, NET OF INCOME TAXES                                        999            362              -

EQUITY INCOME OF FOREIGN AFFILIATES, NET OF INCOME TAXES                     (286)        (1,085)          (383)
                                                                        ---------------------------------------
INCOME BEFORE EXTRAORDINARY CHARGE AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                   2,272          3,609          1,137

EXTRAORDINARY CHARGE - EARLY EXTINGUISHMENT
   OF DEBT, NET OF INCOME TAXES                                              (887)        (1,444)             -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR
   INCOME TAXES                                                                 -              -          7,370
                                                                        ---------------------------------------
NET INCOME                                                              $   1,385      $   2,165      $   8,507
===============================================================================================================

EARNINGS PER SHARE:
                 Income before extraordinary charge and
                     cumulative effect of accounting change             $    0.24      $    0.37      $    0.12
                 Extraordinary charge - early extinguishment
                     of debt, net of income taxes                           (0.10)         (0.15)             -
                 Cumulative effect of accounting change for
                     income taxes                                               -              -           0.76
                                                                        ---------------------------------------
                 Net income                                             $    0.14      $    0.22      $    0.88
===============================================================================================================

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

(16)  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the corporation and its subsidiaries for the fiscal years ended January 1, 1995 and January 2, 1994, is as follows:

                                                                                   First        Second       Third         Fourth
                                                                                  Quarter       Quarter     Quarter        Quarter
===================================================================================================================================
1994

Revenues                                                                       $   174,537   $   180,462   $ 196,031    $   196,636
Income from operations (1)                                                     $     3,203   $     4,042   $   3,863    $    (4,516)
Income (loss) before extraordinary charge                                      $     1,820   $     1,953   $   1,982    $    (3,483)
Extraordinary charge - early extinguishment of debt, net of income taxes (1)             -             -   $    (887)             -
Net income (loss) (1)                                                          $     1,820   $     1,953   $   1,095    $    (3,483)
Earnings (loss) per share: (3)
  Before extraordinary charge                                                  $      0.19   $      0.20   $    0.21    $     (0.36)
  Extraordinary charge                                                                   -             -   $    (.10)             -
  Net income (loss)                                                            $      0.19   $      0.20   $    0.11    $     (0.36)
===================================================================================================================================
1993
Revenues                                                                       $   162,112   $   162,051   $ 165,111    $   174,886
Income (loss) from operations (2)                                              $     3,081   $     1,727   $   2,669    $    (2,981)
Income (loss) before extraordinary charge                                      $     1,859   $     1,348   $   1,627    $    (1,225)
Extraordinary charge - early extinguishment of debt, net of income taxes (2)             -             -           -    $    (1,444)
Net income (loss)                                                              $     1,859   $     1,348   $   1,627    $    (2,669)
Earnings (loss) per share: (3)
  Before extraordinary charge                                                  $      0.19   $      0.14   $    0.17    $     (0.13)
  Extraordinary charge                                                                   -             -           -          (0.15)
  Net income (loss)                                                            $      0.19   $      0.14   $    0.17    $     (0.28)
===================================================================================================================================

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


                                      35