Form 10-K405, Exhibit 13
period 1996-12-29
WACKENHUT CORP
filed 1997-03-24
CIK 104030

                                  EXHIBIT 13.0


FINANCIAL REVIEW

MARKET FOR THE CORPORATION'S COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS


During the second quarter of 1996, the corporation sold 2,500,000 shares of its series B common stock in connection with a public offering at a price of $23.50 per share, before deducting underwriting discounts and commissions and estimated offering expenses. Net proceeds of $54,020,000 from the offering were used to repay the outstanding balance on the revolving loan, to repurchase a portion of the receivables sold under the accounts receivable securitization facility and for general corporate purposes.

Regular quarterly dividends of $.065 per share and $.06 per share (adjusted for the 25% stock dividend) on both its outstanding series A and B common stock were declared and paid for each of the four quarters of fiscal 1996 and 1995, respectively. The corporation intends to declare future quarterly dividends on series A and B common stock, depending on its earnings, financial condition, capital requirements and other relevant factors.

On October 31, 1995, the corporation declared a 25% stock dividend, effected in the form of a stock split (the 25% stock dividend), paid on January 9, 1996 to stockholders of record at the close of business on December 22, 1995. The 25% stock dividend was paid in series B common stock to holders of the corporation's series A and B shares. The accompanying consolidated financial statements have been retroactively restated to reflect the 25% stock dividend.

The ensuing table shows the high and low prices for the corporation's series A and B common stock, as reported on the New York Stock Exchange, for each quarterly period during fiscal 1996 and 1995. The prices shown in the table have been rounded to the nearest 1/8th and reflect the 25% stock dividend. The approximate number of record holders of series A and B common stock, as of February 14, 1997, was 778 and 830, respectively.


                       FISCAL 1996                                 FISCAL 1995
=================================================================================================
                  SERIES A             SERIES B              SERIES A              SERIES B
-------------------------------------------------------------------------------------------------
QUARTER       HIGH          LOW      HIGH      LOW       HIGH         LOW       HIGH       LOW
-------------------------------------------------------------------------------------------------
First       $20-3/8       $14-1/4    $17-1/8  $12-3/8    $14        $ 8-3/8    $12-3/4   $ 8-1/2
Second       31-1/8        18-3/4     27-7/8   14-3/4     15-1/4     10-7/8     12-3/8     9
Third        24-5/8        16-3/4     18-1/2   13-3/8     12-3/4     11-1/8     11-1/4     9-7/8
Fourth       20-5/8        14-5/8     17-1/4   11-7/8     14-1/2     12         12-3/4    10-3/8

Selected Financial Data
(In thousands except per share data)

The selected consolidated financial data should be read in conjunction with the corporation's consolidated financial statements and the notes thereto.

FISCAL YEARS ENDED: (a)                                                                    1996                  1995
------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
Revenues                                                                                $  906,056            $  796,732
Operating income                                                                            16,320                15,774
Income before income taxes                                                                  17,875                13,733
Income before extraordinary charge and cumulative effect of accounting change                9,057                 7,260
Extraordinary charge - early extinguishment of debt, net of income taxes                      --                    --
Cumulative effect of accounting change for income taxes                                       --                    --
                                                                                        --------------------------------
Net income                                                                              $    9,057            $    7,260
------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE: (b)
Income before extraordinary charge and cumulative effect of accounting change           $      .66            $      .60
Extraordinary charge-early extinguishment of debt, net of income taxes                        --                    --
Cumulative effect of accounting change for income taxes                                       --                    --
                                                                                        --------------------------------
Net income                                                                              $      .66            $      .60
------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE OF COMMON STOCK: (b)
Regular quarterly dividends                                                             $      .26            $      .24
Special dividend                                                                              --                    --
Total dividends                                                                         $      .26            $      .24
------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION:
Working capital                                                                         $  148,076            $   51,865
Total assets                                                                               323,918               197,927
Current portion of long-term debt                                                             --                    --
Long-term debt                                                                               5,890                 5,387
Total debt (c)                                                                               5,890                 6,502
Shareholders' equity                                                                       148,229                62,904
========================================================================================================================


(a)      Fiscal years 1992 and 1987 included 53 weeks.
(b) Restated to reflect a 25% stock dividend declared during fiscal 1995 and 1994 and to reflect a 100% stock dividend, effected in the form of a stock split, declared during fiscal 1992.
(c) Includes current portion of long-term debt, notes payable and long-term debt.

    1994        1993          1992       1991       1990       1989      1988       1987       1986
======================================================================================================
$ 726,753    $ 659,256    $ 615,378  $ 570,411  $ 521,191  $ 462,181  $ 400,996  $ 381,972  $ 328,795
    6,592        4,496        3,367     13,859     12,097     10,225      5,334      6,032      1,680
    3,002        3,371        1,588     11,867     10,664      8,524      7,382      7,915      3,247
    2,272        3,609        1,137      7,721      6,963      5,874      5,195      5,660      2,418
     (887)      (1,444)        --         --         --         --         --         --         --
     --           --          7,370       --         --         --         --         --         --
-----------------------------------------------------------------------------------------------------
$   1,385    $   2,165    $   8,507  $   7,721  $   6,963  $   5,874  $   5,195  $   5,660  $   2,418
-----------------------------------------------------------------------------------------------------


$     .19    $     .30    $     .09  $     .64  $     .58  $     .49  $     .43  $     .46  $     .20
     (.08)        (.12)        --         --         --         --         --         --         --
     --           --            .61       --         --         --         --         --         --
-----------------------------------------------------------------------------------------------------
      .11    $     .18    $     .70  $     .64  $     .58  $     .49  $     .43  $     .46  $     .20
-----------------------------------------------------------------------------------------------------


$     .23    $     .23    $     .20  $     .19  $     .19  $     .19  $     .19  $     .19  $     .19
     --           --           --         --         --         --          .96       --         --
      .23    $     .23    $     .20  $     .19  $     .19  $     .19  $    1.15  $     .19  $     .19
-----------------------------------------------------------------------------------------------------


$  75,589    $  56,163    $  56,932  $  48,599  $  42,413  $  40,635  $  38,461  $  35,588  $  31,572

  212,757      211,297      192,236    172,093    164,085    157,681    150,318    130,439    115,930

     --         10,456          730        730       --        2,825      1,500       --         --

   38,991       57,484       63,260     46,920     46,850     48,500     45,558     10,600      8,400

   42,756       67,940       63,990     47,650     46,850     51,325     47,058     10,600     18,400
   57,459       47,362       47,587     42,847     37,865     33,616     30,528     39,653     36,191
======================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND RESULTS OF OPERATIONS
(Tabular information in thousands)

OVERVIEW
Since its inception in 1954, the company has become a leading international provider of security-related and other support services and a leading developer and manager of privatized correctional and detention facilities. The company provides security-related and other support services through the Services Business and correctional services through the Correctional Business. Through the Services Business, the company provides physical security services, food services and other related services to commercial and governmental customers. Through the Correctional Business, the company provides correctional and detention facility design, development and management services to government agencies. In 1996, the company reorganized its business into three major groups: the North American Operations Group (including Wackenhut of Canada, Ltd.), Wackenhut Corrections Corporation and the International Operations Group. The Services Business is operated through the North American and International groups, while the Correctional Business is operated exclusively by the company's 55%-owned Wackenhut Corrections subsidiary.

From a well established base in its core security-related services business, the company has expanded into a range of other support services in response to a trend toward privatization of governmental services and outsourcing by commercial customers of non-core support functions. For example, in 1984 the company expanded into the Correctional Business which in 1996 increased its revenues by 38.6% and operating income by 34.6% from 1995. Moreover, in 1992 the company entered the foodservice business for correctional institutions, which in 1996 generated $70.6 million in revenues. The company continues to expand its market presence in these areas and, consistent with that strategy, acquired the contracts and certain assets of the Correctional Food Service Division of Service America Corporation in early 1996. The company continues to explore and may selectively invest in other service businesses such as temporary services, building maintenance, supplemental police services, crash-fire-rescue services, fire protection services, and airport services.* For example, in 1996 the company entered the employee leasing business with the creation of Oasis Outsourcing, Inc., a professional employer organization.

Consolidated revenues increased 14% to $906.1 million in 1996 over 1995, and consolidated net income reached a record high $9.1 million, or a 25% increase over net income of $7.3 million last year. The North American Operations Group led the growth in revenues of the Services Business with an increase of 13.9% to $660.5 million in 1996 from $579.9 million in 1995, which was attributable primarily to the performance of the Security Services and Food Services Divisions. The continued strong performance of the Security Services Division was attributable mainly to the Division's success in growing its national account and its Custom Protection Officer(R) (CPO) businesses. The Food Services Division doubled revenue to $70.6 Million in 1996 with the acquisition of the correctional food service operation of Service America Corporation.

The North American Operations Group also provides sophisticated security services to the Department of Energy through Wackenhut Services, Inc. (WSI). WSI revenues decreased 3.1% to $142.2 million in 1996 from $146.7 million in 1995, primarily as a result of reductions in government funding for security at United States Department of Energy facilities. Contracts with the Department of Energy are typically cost reimbursable contracts for which the company can earn award fees based on performance factors. Although award fee pools available to the company have not been reduced significantly, further reductions in revenues could impact profit contribution from these contracts.*

Revenues of the International Operations Group declined $6.4 million to $103.6 million due principally to the deconsolidation of the company's Chilean operations. Although most of the operations of the International Operations Group were profitable, the group reported an operating loss due to the significant investment it made in Wackenhut of Australia. The company believes that Australia offers substantial market opportunities in both commercial outsourcing and government privatization.*

During 1996, Wackenhut Corrections continued to generate significant growth. Between 1992 and 1996, Wackenhut Corrections generated compound annual revenue growth of 24%. In 1996, revenues increased 39% to $137.8 million, and operating income increased 35% to $9.7 million. Total compensated resident days increased to 3.6 million at year-end 1996 from 2.4 million at year-end 1995 with the total of revenue producing beds increasing to 12,000 from 8,000 during the same period.

In December 1995, the company sold its headquarters building in Coral Gables, Florida, and subsequently relocated to a newly constructed, leased building in Palm Beach Gardens, Florida. A one-time charge for $750,000 was made in the first quarter of 1996 for the cost of the move.


RESULTS OF OPERATIONS

The table on page 19 summarizes results of operations for the company's two business segments by organizational group.

--------------------
* Refer to Forward-Looking Statements on page 23.

REVENUES                                                                      (In thousands)
                                                 -------------------------------------------------------------------
                                                                    % Change                    % Change
                                                      1996          vs. 1995     1995           vs. 1994      1994
                                                 -------------------------------------------------------------------
SERVICES BUSINESS
     North American Operations Group               $ 660,457          13.9     $ 579,882           6.0     $ 547,016
     International Operations Group                  103,587          (5.8)      109,967          38.6        79,350
     Other                                             5,071         (64.5)       14,275         (38.8)       23,310
     Inter-Group Revenues                               (843)        (87.6)       (6,823)         (1.8)       (6,949)
                                                 -------------------------------------------------------------------
                                                     768,272          10.2       697,301           8.5       642,727

CORRECTIONAL BUSINESS
     Wackenhut Corrections                           137,784          38.6        99,431          18.3        84,026
                                                 -------------------------------------------------------------------

Consolidated Revenues                              $ 906,056          13.7     $ 796,732           9.6     $ 726,753
                                                 -------------------------------------------------------------------


OPERATING INCOME

                                                 -------------------------------------------------------------------
                                                                   % Change                    % Change
                                                       1996        vs. 1995       1995         vs. 1994        1994
                                                 -------------------------------------------------------------------
SERVICES BUSINESS
     North American Operations Group               $  19,993          13.5     $  17,622           2.9     $  17,125
     International Operations Group                   (1,257)       (143.7)        2,878           5.4         2,730
     Corporate Expenses and Underwriting Losses      (11,397)         (4.7)      (11,955)         32.7        (9,009)
                                                 -------------------------------------------------------------------
                                                       7,339         (14.1)        8,545         (21.2)       10,846

CORRECTIONAL BUSINESS
     Wackenhut Corrections                             9,731          34.6         7,229          62.6         4,446

Write-down of Headquarters Building                     --            --            --            --          (8,700)

Provision for Relocation Costs                          (750)         --            --            --            --
                                                 -------------------------------------------------------------------

Consolidated Operating Income                      $  16,320           3.5     $  15,774         139.3     $   6,592
                                                 ===================================================================



COMPARISON OF FISCAL YEAR 1996 TO FISCAL YEAR 1995

REVENUES
Consolidated revenues increased 13.7% to $906.1 million in 1996 from $796.7 million in 1995.

SERVICES BUSINESS
Services Business revenues increased 10.2% to $768.3 million in 1996 from $697.3 million in 1995.


North American Operations Group
North American Operations Group revenues increased 13.9% to $660.5 million in 1996 from $579.9 million in 1995. Within the North American Operations Group, revenues from the Security Services Division increased 13.1% to $380.1 million in 1996 from $336.2 million in 1995 primarily as a result of increased billable hours on the regular guard service, including an increase of 25% in revenues derived from the provision of services to national accounts. In addition, Custom Protection Officer(R) revenues increased 15.1% to $74.7 million in 1996 from $64.9 million in 1995. The Food Services Division increased its revenues 103.3% to $70.6 million in 1996 from $34.7 million in 1995, reflecting the acquisition of the contracts of the Correctional Food Services Division of Service America Corporation and new business development. Revenues of the Nuclear Division increased slightly to $54.7 million in 1996 from $52.8 million in 1995. However, revenues of Wackenhut Services, Inc. decreased 3.1% to $142.2 million in 1996 from $146.7 million in 1995, principally due to reductions in government funding at U.S. Department of Energy facilities and the loss of the Strategic Petroleum Reserve contract with DynMcDermott. Management believes this reduction in funding will continue to affect Wackenhut Services, Inc.'s revenues and operating income.*


International Operations Group
International Operations Group revenues decreased 5.8% to $103.6 million in 1996 from $110.0 million in 1995 due principally to the deconsolidation of the former subsidiary in Chile which is now a minority-owned affiliate. Revenues of the Chilean operations for the first nine months of 1995 amounted to $14.2 million. Excluding the effects of the Chilean operation, revenues of the International Operations Group were actually $7.8 million higher than in 1995 due to the increased revenues in Europe and Australia.

--------------------
* Refer to Forward-Looking Statements on page 23.

CORRECTIONAL BUSINESS
Correctional Business revenues increased 38.6% to $137.8 million in 1996 from $99.4 million in 1995. Of the increase in 1996 revenues, $35.4 million was generated by domestic operations and $3.0 million was generated by operations in Australia. The increase in domestic revenues in 1996 was primarily attributable to an increase in compensated resident days of 1.2 million resulting from the opening of new facilities and increased services to existing facilities. Compensated resident days of the Australian subsidiary of Wackenhut Corrections increased to 440,000 in 1996 from 420,000 in 1995.

OPERATING INCOME
Consolidated operating income increased to $16.3 million in 1996, after deducting $750,000 for relocation costs, from $15.8 million in 1995. Excluding the provision for relocation costs, consolidated operating income increased 8.2% in 1996 versus 1995.

SERVICES BUSINESS
Operating income from the Services Business decreased 14.1% to $7.3 million in 1996 from $8.5 million in 1995. Excluding the operating losses of Wackenhut of Australia Pty., Ltd., as discussed below, the operating income from the Services Business increased 9.1% to $9.8 million in 1996 from $9.0 million in 1995.

North American Operations Group
The operating income of the North American Operations Group increased 13.5% to $20.0 million in 1996 from $17.6 million in 1995. There was a significant increase in the profit contribution of the core security-related business resulting from consistent profit margins and higher revenues. The Food Services Division also realized a significant increase of $821,000 in operating profits principally due to doubling its revenues as a result of the acquisition of Service America's foodservice unit.

International Operations Group
The International Operations Group had an operating loss of $1.3 million in 1996 compared to operating income of $2.9 million in 1995. The operating loss in 1996 was primarily due to: (i) the operating losses of $2.5 million from the new security services subsidiary in Australia, Wackenhut of Australia Pty., Ltd.; (ii) the decrease in operating income which resulted from the deconsolidation of the former subsidiary in Chile; and (iii) operating losses in the Czech Republic and other subsidiaries principally in Africa.

CORPORATE EXPENSES AND UNDERWRITING LOSSES
Corporate expenses and underwriting losses decreased 4.7% to $11.4 million in 1996 from $12.0 million in 1995 as a result principally of cost reduction measures implemented this year.

CORRECTIONAL BUSINESS
Wackenhut Corrections operating income increased 34.6% to $9.7 million in 1996 from $7.2 million in 1995. Of this increase, domestic operating income increased 57.5% to $7.1 million in 1996 from $4.5 million in 1995, reflecting the increase in compensated resident days. These increases in operating income were partially offset by higher overhead expenses of WCC.

Wackenhut Corrections international operating income decreased 3.1% to $2.6 million in 1996 from $2.7 million in 1995, attributable to higher operating expenses at Wackenhut Corrections' Australian facilities.

OTHER INCOME/EXPENSE
Other income was $1.6 million in 1996 compared to other expense of $2.0 million in 1995. The increase in interest and investment income of $3.0 million in 1996 included interest income of approximately $2.1 million from the investment of the net proceeds of Wackenhut Corrections' public offering. Interest expense decreased by $590,000 in 1996 compared to 1995, primarily due to a decline in costs associated with the accounts receivable securitization facility which was repaid with the proceeds from the company's public offering.

INCOME BEFORE INCOME TAXES
Income before income taxes, which included a $750,000 provision for relocation costs in 1996, increased 30.2% to $17.9 million in 1996 from $13.7 million in 1995.

The combined federal and state effective income tax rate was 35.3% for 1996 and 34.5% for 1995, respectively. The increase in the effective rate in 1996 was due to: (i) the statutory elimination of targeted job tax credits; (ii) a decrease in capital loss carryforward utilization; and (iii) a decrease in tax exempt income of the captive reinsurance subsidiary.

MINORITY INTEREST EXPENSE
Minority interest expense (net of income taxes) increased 75.3% to $4.1 million in 1996 from $2.4 million in 1995, reflecting principally the increase in earnings of and the public ownership in Wackenhut Corrections.

EQUITY INCOME OF FOREIGN AFFILIATES
Equity income of foreign affiliates (net of income taxes) increased 158.8% to $1.6 million in 1996 from $631,000 in 1995, primarily resulting from the increased earnings of security services affiliates in South America, the joint venture of Wackenhut Corrections in the United Kingdom and the inclusion of the corporation's equity income of the Chilean operations.

NET INCOME
Net income increased to $9.1 million in 1996, or $0.66 per share, after the $750,000 provision for relocation costs

($461,000 net of income taxes), compared to $7.3 million or $0.60 per share in 1995.

COMPARISON OF FISCAL YEAR 1995 TO FISCAL
YEAR 1994

REVENUES
Consolidated revenues increased 9.6% to $796.7 million in 1995 from $726.8 million in 1994.

SERVICES BUSINESS
Services Business revenues increased 8.5% to $697.3 million in 1995 from $642.7 million in 1994.

North American Operations Group
North American Operations Group revenues increased 6.0% to $579.9 million in 1995 from $547.0 million in 1994. Within the North American Operations Group, revenues from the Security Services Division increased 11.2% to $336.2 million in 1995 from $302.4 million in 1994 as a result of: (i) a significant increase in revenues derived from the provision of security-related services to national accounts; and (ii) an increase in its Custom Protection Officer(R) business reflecting the growing demand for the specialized services offered in this area. Revenues from the Foods Services Division increased 39.6% to $34.7 million in 1995 from $24.9 million in 1994, reflecting the company's increased presence in the growing correctional foodservice market. Revenues from the Nuclear Division remained relatively unchanged from 1994 to 1995, reflecting the maturation of the nuclear power industry and limited opportunities for growth in this market. Revenues of Wackenhut Services, Inc. decreased 5.6% to $146.7 million in 1995 from $155.5 million in 1994, principally due to reductions in government funding for security at United States Department of Energy facilities. Management believes this reduction in funding will continue to affect Wackenhut Services, Inc.'s revenues and operating income.*

International Operations Group
International Operations Group revenues increased 38.6% to $110.0 million in 1995 from $79.4 million in 1994, as this group continued to experience steady geographical expansion. The increase was principally attributable to: (i) increased revenues from Central and South American operations, where revenues increased 27.0% to $74.0 million in 1995 from $58.3 million in 1994; (ii) revenues of $6.2 million generated by the Wackenhut of Australia subsidiary, which was acquired in 1995; and (iii) increased revenues from European operations, which increased 40.0% to $15.0 million in 1995 from $10.7 million in 1994. The increase in international revenues reflects returns on past investment in new markets as well as continuing increased demand for physical security services in those geographic regions serviced by the company.*

CORRECTIONAL BUSINESS
Correctional Business revenues increased 18.3% to $99.4 million in 1995 from $84.0 million in 1994. Of the increase in 1995 revenues, $11.9 million was generated by domestic operations and $3.5 million was generated by operations in Australia.

The increase in domestic revenues of Wackenhut Corrections in 1995 was primarily attributable to an increase in compensated resident days to 1.9 million in 1995 from 1.7 million in 1994, reflecting: (i) increased occupancy at two facilities opened in late 1994; (ii) the opening of two facilities in the second half of 1995; and (iii) the expansion of one facility in 1995. The increase in domestic revenues also reflected management fees generated from the development of four facilities.

The increase in international revenues of Wackenhut Corrections in 1995 was primarily attributable to an increase in compensated resident days to 420,000 in 1995 from 371,000 in 1994, reflecting the expansion of one facility in Australia and an increase in management fees generated from the development of another facility in Australia.

OPERATING INCOME
Consolidated operating income increased to $15.8 million in 1995 from $6.6 million in 1994, which included an $8.7 million write-down of the headquarters building.

SERVICES BUSINESS
Operating income from the Services Business decreased 21.2% to $8.5 million in 1995 from $10.8 million in 1994.

North American Operations Group
North American Operations Group operating income increased 2.9% to $17.6 million from $17.1 million in 1994. The growth in operating income within the North American Operations Group was a result of: (i) continued strong performance in the core security-related services business, particularly in national accounts; (ii) increased demand for Custom Protection Officer(R) business; and (iii) continued development of the foodservice business.

International Operations Group
International Operations Group operating income increased 5.4% to $2.9 million in 1995 from $2.7 million in 1994. The principal contribution to operating income of the International Operations Group was made by subsidiaries in Central and South America, and Europe. However, development costs in the Far East and Africa substantially offset gains in Central and South America. Wackenhut of Australia Pty., Ltd., which was acquired in July of 1995, had operating losses of approximately $466,000 in 1995.

CORPORATE EXPENSES AND UNDERWRITING LOSSES
Corporate expenses and underwriting losses increased 32.7% to $12.0 million in 1995 from $9.0 million in 1994.


-------------------
* Refer to Forward-Looking Statements on page 23.

CORRECTIONAL BUSINESS
Wackenhut Corrections operating income increased 62.6% to $7.2 million in 1995 from $4.4 million in 1994.

Wackenhut Corrections domestic operating income increased 112.3% to $4.5 million in 1995 from $2.1 million in 1994, reflecting: (i) increased occupancy at two facilities opened in late 1994; (ii) the opening of two facilities in the second half of 1995; and (iii) the expansion of one facility in 1995. The increase in domestic operating income also reflected management fees generated from the development of four facilities.

Wackenhut Corrections international operating income increased 17.3% to $2.7 million in 1995 from $2.3 million in 1994. The increase in operating income reflects the expansion of one facility in Australia and management fees generated from the development of another facility in Australia.

OTHER EXPENSE
Other expense decreased 43.2% to $2.0 million in 1995 from $3.6 million in 1994, principally due to a decrease of $1.7 million in interest expense attributable to a reduction in funding requirements. In addition there was a decrease of $199,000 in interest and investment income principally due to a decrease in fixed income securities investment holdings of the company's captive reinsurance subsidiary. The proceeds from the company's sales of these securities were used primarily to reduce the company's debt.

INCOME BEFORE INCOME TAXES
Income before income taxes increased to $13.7 million in 1995 from $3.0 million in 1994, which included an $8.7 million write-down of the headquarters building in 1994.

The combined federal and state effective income tax rate was 34.5% for 1995 and 0.6% for 1994, respectively. The lower effective rate in 1994 primarily reflected reductions in the statutory rate attributable to tax exempt interest income, targeted job credits, and the utilization of capital loss carryforwards which was significantly higher in 1994.

MINORITY INTEREST EXPENSE
Minority interest expense (net of income taxes) increased to $2.4 million in 1995 from $1.0 in 1994, reflecting the increase in earnings of Wackenhut Corrections and other majority-owned international subsidiaries of the company.

EQUITY INCOME OF FOREIGN AFFILIATES
Equity income of foreign affiliates (net of income taxes) increased 120.6% to $631,000 in 1995 from $286,000 in 1994 primarily resulting from increased earnings of security services affiliates in South America and Europe, and decreased losses from Wackenhut Corrections' joint venture in the United Kingdom.

EXTRAORDINARY CHARGE
In 1994, the company prepaid a note to an insurance company and recognized an extraordinary charge of $887,000 (net of income taxes) for the early extinguishment of such debt.

NET INCOME
Net income increased to $7.3 million in 1995, or $0.60 per share, compared to $1.4 million, or $0.11 per share, in 1994 after the $887,000 extraordinary charge and the write-down of the headquarters building ($5.4 million net of income taxes).

INFLATION
Management believes that inflation has not had a material effect on the company's results of operations during the past three fiscal years. However, many of the company's service contracts provide for either fixed management fees or for fees that increase by only small amounts during the terms of the contracts. Since personnel costs represent the company's largest expense, inflation could have a substantial adverse effect on the company's results of operations in the future to the extent that wages and salaries increase at a faster rate than the per diem or fixed rate received by the company for its services.*


LIQUIDITY AND CAPITAL RESOURCES
The company's principal sources of liquidity have been borrowings under its credit facilities, from internally generated funds, and from net proceeds in connection with the public offering of the corporation's common stock. Cash and equivalents totaled $52.8 million at December 29, 1996, compared to $20.2 million at December 31, 1995. Of this cash and cash equivalents, $17.0 million serves as collateral for certain obligations of the company's captive reinsurance subsidiary.

The company has additional sources of liquidity available in the form of a $50 million revolving line of credit and a $35 million accounts receivable securitization facility. Additionally, at December 29, 1996, the company's Wackenhut Corrections subsidiary had in place a $15 million revolving line of credit, and subsidiaries of the company and Wackenhut Corrections had in place credit agreements with banks providing Australian $7.5 million (approximately $6.1 million United States at December 29, 1996).

At December 29, 1996, the company had $2.8 million outstanding under its $50 million revolving line of credit and $36.6 million outstanding in the form of letters of credit securing reserves of the captive reinsurance subsidiary and other corporate transactions. The unused portion of the revolving line of credit was $10.6 million at December 29, 1996. There were no balances outstanding under the accounts receivable securitization agreement at the end of 1996. Under the terms of the accounts receivable securitization facility, the company retains substantially

------------------
* Refer to Forward-Looking Statements on page 23.

the same risk of credit loss as if receivables had not been sold under this facility. At December 29, 1996, no amounts were outstanding under Wackenhut Corrections' revolving credit facility, but approximately $100,000 were outstanding in the form of standby letters of credit. In addition, subsidiaries of the company and Wackenhut Corrections had $3.1 outstanding under their credit agreements. At December 29, 1996 and December 31, 1995, the ratio of total debt to total capitalization was 3.8% and 9.4%, respectively. See Note 6 to the Consolidated Financial Statements.

During the second quarter of 1996, the company sold 2,500,000 shares of its series B common stock in connection with a public offering. Net proceeds of $54 million from the public offering were used to repay the outstanding balance on the revolving loan, to repurchase receivables sold under the accounts receivable securitization facility and for general corporate purposes. In January 1996, Wackenhut Corrections, a subsidiary of the company, sold 4,600,000 shares of its common stock in connection with a public offering. Net proceeds form the offering were approximately $52 million, which were partly used for the acquisition or renovation of correctional facilities or temporarily invested.

The company and Wackenhut Corrections anticipate making cash investments in connection with future acquisitions.* In addition, Wackenhut Corrections plans to use part of the net proceeds from its public offering of shares of its common stock to finance start-up costs, leasehold improvements and equity investments in correctional facilities, if appropriate, in connection with undertaking new contracts.*

Net cash generated by operating activities was $14.9 million in 1996 compared to $13.3 million in 1995.

Cash provided by investing activities amounted to $1.7 million in 1996, including net proceeds of $51.6 million from the public offering of Wackenhut Corrections' common stock. Capital expenditures of $19.9 million reflect purchases of equipment related to the provision of security-related services and investments in facilities by Wackenhut Corrections. In the first quarter of 1996, the company acquired the correctional food service operation of Service America Corporation for $13.7 million. In addition, the net increase in marketable securities of the company's captive reinsurance subsidiary was $9.1 million. Deferred charge expenditures, which represent mainly start-up costs of new correctional facilities, amounted to $6.2 million.

Cash provided by financing activities amounted to $16.0 million in 1996, including net proceeds of $54.0 million from the public offering of the company's series B common stock. Proceeds from this public offering were used principally to retire outstanding debt and to repurchase receivables sold under the securitization agreement.

Cash dividends paid in 1996 amounted to $3.5 million.

Current cash requirements consist of amounts needed for capital expenditures, increased working capital needs resulting from corporate growth and business expansion, payment of liabilities incurred in the operation of the company's business, the renovation or construction of correctional facilities by Wackenhut Corrections, possible acquisitions and the payment of dividends. The company continues to expand its domestic and international businesses and to pursue major contracts, some of which may require substantial initial cash outlays, which are partially or fully recoverable over the original term of the contract.

As a result of the public stock offerings, both, the company and Wackenhut Corrections significantly increased their borrowing capacity. In addition, management believes that cash on hand, internally generated cash flows and available lines of credit will be adequate to support currently planned business expansion and various obligations incurred in the operation of the company's business, both on a near term and long term basis.*

* Refer to Forward-Looking Statements on this page.
-------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS: The Management's Discussion and Analysis of Financial Condition and Results of Operations, Corporate Profile, Letter to Shareholders, Corporate Diversity, and the February 12, 1997 press release contain forward-looking statements that are based on current expectations, estimates and projections about the segments in which the corporation operates. These sections of the annual report also include management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The corporation undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Future Factors include increasing price and product/service competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost effective basis; the mix of products/services; the achievement of lower costs and expenses; domestic and foreign governmental and public policy changes including environmental regulations; protection and validity of patent and other intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in increasing use of large, multi-year contracts; the outcome of pending and future litigation and governmental proceedings and continued availability of financing; financial instruments and financial resources in the amounts, at the times and on the terms required to support the corporation's future business. These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and other Future Factors.

-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share data)



FISCAL YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995 and JANUARY 1, 1995



                                                                           1996                1995                1994
==========================================================================================================================
REVENUES                                                              $    906,056        $   796,732         $    726,753
                                  -----------------------------------------------------------------------------------------
OPERATING EXPENSES
                                  Payroll and related taxes                657,275            587,644              538,297
                                  Other operating expenses                 231,711            193,314              173,164
                                  Write-down of headquarters building            -                  -                8,700
                                  Provision for relocation costs               750                  -                    -
                                                                      -----------------------------------------------------
                                                                           889,736            780,958              720,161
                                  -----------------------------------------------------------------------------------------
OPERATING INCOME                                                            16,320             15,774                6,592
                                  -----------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)

                                  Interest expense                          (2,766)            (3,356)              (5,104)
                                  Interest and investment income             4,321              1,315                1,514
                                                                      -----------------------------------------------------
                                                                             1,555             (2,041)              (3,590)
                                  -----------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                  17,875             13,733                3,002

PROVISION FOR INCOME TAXES                                                   6,311              4,742                   17

MINORITY INTEREST, NET OF INCOME TAXES                                       4,140              2,362                  999

EQUITY INCOME OF FOREIGN AFFILIATES, NET OF INCOME TAXES                    (1,633)              (631)                (286)
                                                                      -----------------------------------------------------
INCOME BEFORE EXTRAORDINARY CHARGE                                           9,057               7,260               2,272

EXTRAORDINARY CHARGE - EARLY EXTINGUISHMENT
   OF DEBT, NET OF INCOME TAXES                                       -                   -                            (887)
                                                                      -----------------------------------------------------

NET INCOME                                                            $      9,057        $     7,260         $      1,385
===========================================================================================================================
EARNINGS PER SHARE:
                  Income before extraordinary charge                  $       0.66        $      0.60         $       0.19
                  Extraordinary charge - early extinguishment
                     of debt, net of income taxes                                -                  -                (0.08)
                                                                      -----------------------------------------------------
                  Net income                                          $       0.66        $      0.60         $       0.11
===========================================================================================================================



The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(In thousands except share data)



DECEMBER 29, 1996 and DECEMBER 31, 1995


                                                                                                          1996         1995
==============================================================================================================================
ASSETS
CURRENT ASSETS
                                      Cash and cash equivalents                                        $ 52,755      $ 20,185
                                      Accounts receivable, less allowance for doubtful
                                         accounts of $1,997 in 1996 and $1,268 in 1995                  131,325        77,121
                                      Inventories                                                        10,082         7,527
                                      Other                                                              26,412        17,329
                                                                                                        ---------------------
                                                                                                        220,574       122,162
                                      ---------------------------------------------------------------------------------------
NOTES RECEIVABLE                                                                                          1,181        10,540
                                      ---------------------------------------------------------------------------------------
MARKETABLE SECURITIES AND
   CERTIFICATES OF DEPOSIT            - casualty reinsurance subsidiary                                  14,753         5,774
                                      ---------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT,               at cost                                                            46,726        29,132
                                      Accumulated depreciation                                          (12,184)       (9,851)
                                                                                                        ---------------------
                                                                                                         34,542        19,281
                                      ---------------------------------------------------------------------------------------
DEFERRED TAX ASSET, NET                                                                                       -         6,170
                                      ---------------------------------------------------------------------------------------
OTHER ASSETS                          Investment in and advances to foreign affiliates, at
                                         cost, including equity in undistributed earnings
                                         of $5,540 in 1996 and $4,098 in 1995                            13,508        10,984
                                      Other                                                              39,360        23,016
                                                                                                       ----------------------
                                                                                                         52,868        34,000
                                      ---------------------------------------------------------------------------------------
                                                                                                       $323,918      $197,927
=============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES                   Notes payable                                                    $      -      $  1,115
                                      Accounts payable                                                   20,488        19,404
                                      Accrued payroll and related taxes                                  35,715        30,330
                                      Accrued expenses                                                   16,295        19,331
                                      Deferred tax liability, net                                             -           117
                                                                                                       ----------------------
                                                                                                         72,498        70,297
                                      ---------------------------------------------------------------------------------------
RESERVES FOR LOSSES                   - casualty reinsurance subsidiary                                  43,806        40,118
                                      ---------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                            5,890         5,387
                                      ---------------------------------------------------------------------------------------
DEFERRED TAX LIABILITY, NET                                                                               1,165             -
                                      ---------------------------------------------------------------------------------------
OTHER                                                                                                    11,372        10,243
                                      ---------------------------------------------------------------------------------------
COMMITMENTS AND
   CONTINGENCIES                      (notes 2,4,12 and 13)
                                      ---------------------------------------------------------------------------------------
MINORITY INTEREST                                                                                        40,958         8,978
                                      ---------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                  Preferred stock, 10,000,000 shares authorized                           -             -
                                      Common stock, $.10 par value, 50,000,000 and 20,000,000
                                         shares authorized in 1996 and 1995
                                         Series A, 3,858,885 issued and outstanding in 1996 and 1995        386           386
                                         Series B, 10,902,199 issued and outstanding in 1996 and
                                             8,272,887 in 1995                                            1,090           827
                                      Additional paid-in capital                                        120,703        39,644
                                      Retained earnings                                                  31,347        25,790
                                      Cumulative translation adjustment                                  (4,128)       (3,702)
                                      Unrealized loss on marketable securities                              (69)          (41)
                                      Treasury stock at cost, 87,000 shares of Series B in 1996          (1,100)            -
                                                                                                       ----------------------
                                                                                                        148,229        62,904
                                      ---------------------------------------------------------------------------------------
                                                                                                       $323,918      $197,927
=============================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)



FISCAL YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995 and JANUARY 1, 1995




                                                                                             1996           1995           1994
=================================================================================================================================
CASH FLOWS PROVIDED BY (USED IN):
OPERATING       Net Income                                                                $   9,057      $   7,260     $   1,385
Activities      Adjustments -
                  Depreciation expense                                                        4,735          4,489         4,374
                  Amortization expense                                                        8,668          7,682         7,544
                  Provision for bad debts                                                     1,362            863           508
                  Equity income, net of dividends                                            (2,130)          (562)         (202)
                  Minority interests in net income                                            6,458          3,579         1,514
                  Write-down of headquarters building                                             -              -         8,700
                  Extraordinary loss on early extinguishment of debt                              -              -         1,344
                  Other                                                                         (59)          (424)         (495)
                Changes in assets and liabilities, net of acquisitions and divestitures-
                  (Increase) Decrease in assets:
                  Accounts receivable                                                       (20,566)       (14,200)       (5,745)
                  Inventories                                                                (7,332)        (5,460)       (5,169)
                  Other current assets                                                          766         (5,244)       (1,122)
                  Marketable securities and certificates of deposit                             (35)           329        (1,352)
                  Deferred tax asset, net                                                     5,918          4,529        (4,647)
                  Other assets                                                                 (411)        (2,233)       (3,567)
                Increase (Decrease) in liabilities:
                  Accounts payable and accrued expenses                                      (2,736)         7,055        (2,288)
                  Accrued payroll and related taxes                                           5,385          3,801         2,534
                  Reserves for losses of casualty reinsurance subsidiary                      3,688          1,668         4,950
                  Deferred tax liability, net                                                 1,048           (479)          596
                    Other                                                                     1,129            609         4,175
                                                                                          --------------------------------------
                Net Cash Provided By Operating Activities                                    14,945         13,262        13,037
                ================================================================================================================
INVESTING       Net proceeds from public offerings of subsidiary's common stock              51,581              -        17,626
ACTIVITIES      Net proceeds from exercise of stock options of subsidiary                       766          1,147             -
                Purchase of treasury stock                                                   (1,100)             -             -
                Payments on notes receivable                                                      -              -           438
                Payments for acquisitions, net of cash acquired                             (13,703)        (2,606)         (935)
                Investment in and advances to foreign affiliates                               (690)        (1,410)         (732)
                Capital expenditures                                                        (19,917)        (6,857)       (5,091)
                Proceeds from sales (payments for purchases) of marketable
                  securities of casualty reinsurance subsidiary, net                         (9,081)         6,227        14,000
                Deferred charge expenditures                                                 (6,201)        (7,430)         (701)
                Sale of headquarters building                                                     -          1,675             -
                                                                                          --------------------------------------
                NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                           1,655         (9,254)       24,605
                =================================================================================================================
FINANCING       Net proceeds from public offering of the company's common stock              54,020              -             -
ACTIVITIES      Proceeds from the exercise of stock options                                   1,100            404             -
                Proceeds from issuance of debt                                               11,142        314,365       196,411
                Payments on debt                                                            (11,792)      (344,491)     (225,287)
                Dividends paid                                                               (3,500)        (2,909)       (2,779)
                Proceeds from sales (payments for repurchases) of
                  accounts receivable                                                       (35,000)        35,000             -
                                                                                          ---------------------------------------
                NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                          15,970          2,369       (31,655)
=================================================================================================================================
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                    32,570          6,377         5,987
CASH AND CASH EQUIVALENTS, at beginning of year                                              20,185         13,808         7,821
                                                                                          ---------------------------------------
CASH AND CASH EQUIVALENTS, at end of year                                                 $  52,755      $  20,185     $  13,808
=================================================================================================================================
SUPPLEMENTAL DISCLOSURES:
                Cash paid during the year for:
                  Interest                                                                $   2,774      $   3,366     $   4,209
                  Income taxes                                                            $   2,404      $   1,531     $   1,119
                Non-cash financing and investing activities:
                  Note received related to sale of headquarters building                  $       -      $   9,000     $       -
                  Impact on equity from tax benefit related to the exercise of stock options issued under the corporation's non-qualified
                    stock option plan                                                     $     462      $       -     $       -
=================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except share data)



FISCAL YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995 and JANUARY 1, 1995

                                                                                   1996                1995            1994
===============================================================================================================================
COMMON STOCK
   Series A                    Balance, beginning and end of year               $       386         $       386    $       386
                               Number of shares, all years,
                                 beginning and end, 3,858,885
                                                                                -----------------------------------------------
   Series B                    Balance, beginning of year                               827                 579            386

                               Proceeds from stock offering                             250                   -              -
                               25% stock dividends effected in the
                                 form of stock splits in 1995 and 1994                    -                 242            193
                               Proceeds from the exercise of stock options               13                   6              -
                                                                                -----------------------------------------------
                               Balance, end of year                                   1,090                 827            579
                               Number of shares, end of year, 10,902,199
                                 in 1996, 8,272,887 in 1995 and
                                 5,794,539 in 1994
                               ------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN             Balance, beginning of year                            39,644              38,919         26,234
                               Proceeds from stock offering                          53,770                   -              -
                               Increase due to public offerings of subsidiary's
                                 common stock and exercise of
                                 stock options                                       25,740                 327         12,685
                               Proceeds from the exercise of stock options            1,087                 398              -
                               Tax benefit related to employee stock options            462                   -              -
                                                                                -----------------------------------------------
                               Balance, end of year                                 120,703              39,644         38,919
                               ------------------------------------------------------------------------------------------------
RETAINED EARNINGS              Balance, beginning of year                            25,790              21,681         23,268
                               Net income                                             9,057               7,260          1,385
                               Dividends                                             (3,500)             (2,909)        (2,779)
                               25% stock dividend effected in the form of a
                                 stock split                                              -                (242)          (193)
                                                                                -----------------------------------------------
                               Balance, end of year                                  31,347              25,790         21,681
                               ------------------------------------------------------------------------------------------------
CUMULATIVE                     Balance, beginning of year                            (3,702)             (3,552)        (3,058)
   ADJUSTMENT                  Translation adjustment                                  (426)               (150)          (494)
                                                                                -----------------------------------------------
                               Balance, end of year                                  (4,128)             (3,702)        (3,552)
                               ------------------------------------------------------------------------------------------------
UNREALIZED (LOSS) GAIN         Balance, beginning of year                               (41)               (554)           146
                               Net unrealized gains (losses) for the year               (28)                513           (700)
                                                                                -----------------------------------------------
                               Balance, end of year                                     (69)                (41)          (554)
                               ------------------------------------------------------------------------------------------------
TREASURY STOCK                 Balance, beginning of year                                 -                   -              -
                               Purchase of treasury stock                            (1,100)                  -              -
                                                                                -----------------------------------------------
                               Balance, end of year                                  (1,100)                  -              -
                               ------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS'
   EQUITY                                                                       $   148,229         $    62,904    $    57,459
                               ------------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE            Restated for the effects of the 25%
                                 stock dividends effected in the form of
                                 stock splits declared in 1995 and 1994         $      0.26         $      0.24    $      0.23
===============================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular information: in thousands except per share data)



For the Fiscal Years Ended December 29, 1996, December 31, 1995, and January 1, 1995


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR
The corporation's fiscal year ends on the Sunday closest to the calendar year end. Fiscal years 1996, 1995 and 1994 each included 52 weeks.


BASIS OF FINANCIAL STATEMENT PRESENTATION
The consolidated financial statements include the accounts of the corporation and its subsidiaries, including its casualty reinsurance subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with current year presentation.


USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


MINORITY INTEREST
The minority interest expense represents principally the separate public ownership in Wackenhut Corrections Corporation (WCC) and the ownership by foreign investors in several subsidiaries of Wackenhut International, Incorporated.


INCOME TAXES
The corporation accounts for its income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.


EARNINGS PER SHARE
Earnings per share are computed using the average number of common shares outstanding, including common stock equivalents and reflects the declaration of the 25% stock dividends effected in the form of stock splits in 1995 and 1994. Prior years' earnings per share have been restated to give effect to the stock splits. The average number of shares and common stock equivalents outstanding was 13,635,943, 12,131,772 and 12,066,780 in 1996, 1995 and 1994, respectively.


CASH AND CASH EQUIVALENTS
The corporation considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The effect on cash flows of exchange rate changes in foreign currency has not been significant for any of the fiscal years presented.


INVENTORIES
Food, alarm systems and electronics inventories are carried at the lower of cost or market, on a first-in first-out basis. Uniform inventories are carried at amortized cost.


REVENUES
Revenue is recognized as services are provided. During fiscal years 1996, 1995 and 1994, the largest client of the corporation was the U.S. Department of Energy, accounting for approximately 15%, 17% and 20% respectively, of the corporation's consolidated revenues.


FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount of cash and cash equivalents, accounts receivable, other receivables, notes receivable, notes payable and accounts payable approximates fair value. Marketable securities are classified as available-for-sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Marketable securities are recorded at fair value and unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders' equity. Realized gains and losses from the sale of securities are based on specific identification of the security. The fair value of marketable securities and certificates of deposit is presented under "wholly-owned casualty reinsurance subsidiary" in
Note 4 of these financial statements. The carrying value of long-term debt approximates fair value.


INTEREST RATE SWAPS
The corporation has entered into two interest rate swap agreements in order to manage interest rate costs. Under the terms of the interest rate swaps, the corporation agrees with counterparties to exchange at specific intervals, the difference between fixed rate (5.20% and 6.87%) and floating rate (5.70% for both swaps) interest amounts calculated in reference to an agreed-upon notional principal amount. Interest to be paid or received is accrued over the life of the agreement as an adjustment to interest expense.


LONG-LIVED ASSETS
Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Subsequent to its acquisitions, the corporation continually evaluates factors, events and circumstances which include, but are not limited to, the historical and projected operating performance of acquired businesses, specific industry trends and general economic conditions to assess whether the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance of intangible assets may not be recoverable. When such factors, events or circumstances indicate that intangible assets should be evaluated for possible impairment, the corporation uses an estimate of undiscounted cash flow over the remaining lives of the intangible assets in measuring their recoverability. The impact of adopting this statement in 1996 did not have a material impact upon the corporation's results of operations or financial position.


STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation plans using a fair value based method. The corporation has chosen to continue to account for stock-based compensation using the intrinsic value based method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the corporation's stock at the date of the grant over the amount an employee must pay to acquire the stock.


NEWLY ISSUED ACCOUNTING STANDARD
In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires adoption in fiscal 1997, with certain provisions deferred until fiscal 1998 under SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 125 provides, among other things, consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of adopting this statement is not expected to have a material impact upon the corporation's results of operations or financial position.


FOREIGN CURRENCY TRANSLATION
Foreign currency transactions and financial statements (except for countries with highly inflationary economies) are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses which are translated at average exchange rates during each reporting period. Adjustments resulting from translation of financial statements are reflected as a separate component of shareholders' equity. The financial statements of subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of their local currencies into U.S. dollars creates translation adjustments which are included in the statements of income.


(2)   ACCOUNTS RECEIVABLE SECURITIZATION

The corporation has entered into a three-year agreement expiring in December 1998 with two financial institutions to sell, on an on-going basis, an undivided interest in a defined pool of eligible receivables up to a maximum of $35,000,000. The costs associated with this program are based upon the purchasers' level of investment and cost of issuing commercial paper plus predetermined fees. Such costs are included in "Interest expense" in the consolidated statements of income. At December 29, 1996, there were no accounts receivable sold under this agreement. At December 31, 1995, $35,000,000 of accounts receivable had been sold under this agreement. The defined pool of accounts receivable sold at December 31, 1995 approximated fair value. The corporation retains substantially the same risk of credit loss as if the receivables had not been sold.



(3)   PROPERTY AND EQUIPMENT AND DEPRECIATION METHODS

Property and equipment are stated at cost, less accumulated depreciation. The corporation uses principally the straight-line method of depreciation for property and equipment. The components of property and equipment and their estimated lives are as follows:


                                  Years        1996        1995
==================================================================
Land                                -        $  2,234    $  1,451
Buildings and improvements      20 to 33-1/3   22,386      10,121
Furniture and fixtures           5 to 20        5,090       3,910
Equipment                        5 to 20       12,195       9,448
Automobiles                        3            4,821       4,202
                               ----------------------------------
                                             $ 46,726    $ 29,132
==================================================================


In the fourth quarter of 1995, the corporation sold its headquarters building located in Coral Gables, Florida. In 1994, the building was written down by $8,700,000 to reflect the estimated realizable value based on a third party valuation. The corporation sold its headquarters building in exchange for a $9,000,000 note (bearing interest at 6.5% and maturing in December 1997) and $1,675,000 in cash (after payment of related expenses) which resulted in no additional gain or loss on the transaction.



(4)   WHOLLY-OWNED CASUALTY REINSURANCE SUBSIDIARY

The corporation has a wholly-owned casualty insurance subsidiary which reinsures a portion of the corporation's workers' compensation and general and automobile liability insurance. Incurred losses are recorded as reported. Provision is made to cover losses incurred but not reported. Loss reserves are computed based on actuarial studies and, in the opinion of management, are adequate. Future adjustments of the amounts recorded as of December 29, 1996, resulting from a continuous review process as well as differences between estimates and ultimate payments, will be reflected in the corporation's consolidated statements of income as such adjustments become determinable. A summary of operations for the last three fiscal years is as follows:


                                              1996              1995              1994
=========================================================================================
Premiums recognized                         $ 18,624          $ 17,642         $ 17,900
Loss expense                                 (19,101)          (18,239)         (18,499)
                                            ---------------------------------------------
Underwriting loss                               (477)             (597)            (599)
Investment income                              2,667             2,245            1,486
                                            ---------------------------------------------
                                            $  2,190          $  1,648         $    887
=========================================================================================


Premiums paid by the corporation to the reinsurance subsidiary of $18,624,000, $17,642,000 and $17,900,000, for the fiscal years ended 1996, 1995 and 1994, respectively, have been eliminated in consolidation.

Marketable securities and certificates of deposit, carried at fair value, consisted of the following at December 29, 1996 and December 31, 1995:


                                                      1996                     1995
==========================================================================================
                                            FAIR VALUE      COST      Fair Value    Cost
Municipal Bonds                             $   2,061    $   2,076   $   1,556   $   1,559
Government Bonds                                6,228        6,243         844         847
Preferred Stock                                 3,964        4,040       1,980       2,040
Other                                           2,500        2,500       1,394       1,394
                                            ----------------------------------------------
                                            $  14,753    $  14,859   $   5,774   $   5,840
==========================================================================================


The unrealized loss on marketable securities of $106,000 and $66,000 at December 29,1996 and December 31,1995, respectively, has been reflected in the accompanying consolidated balance sheets net of applicable income taxes. The corporation has placed in trust, in favor of certain insurance companies, its marketable securities and $2,289,000 in cash and cash equivalents, and has issued irrevocable standby letters of credit for $31,983,000. Municipal bonds mature from 2018 to 2023, government bonds mature in periods ranging from 3 to 25 years, and other marketable securities mature in 1997. As of December 29,1996, the corporation's reinsurance subsidiary has specific restrictions on future purchases of marketable securities, and on withdrawals from the trust.



(5)   OTHER ASSETS

The components of other assets at December 29, 1996 and December 31, 1995 consists of the following:


                                                1996       1995
====================================================================
Intangibles, net of amortization            $  20,793      $  10,009
Deferred information system costs               5,479          3,737
Other                                          13,088          9,270
                                            ------------------------
                                            $  39,360      $  23,016
====================================================================


Intangibles include contract value and goodwill which arose primarily in connection with the purchase of the correctional foodservice operations of Service America Corporation in January 1996, the purchase of security services contracts by Wackenhut Australia Pty., Ltd in 1995, and the purchase of WCC's former Australian joint venture in January 1994. Intangibles are being amortized over 10-20 years. Accumulated amortization totaled approximately $3,775,000 and $2,003,000 at December 29, 1996 and December 31, 1995,
respectively.

The corporation is in the process of redesigning its information systems. The costs of these projects are being deferred until the projects are complete, at which time the costs will be amortized over 5 to 7 years.



(6)   NOTES PAYABLE AND LONG-TERM DEBT

At December 31, 1995 the corporation had an outstanding note payable of $1,115,000 which represented short-term borrowings of an international subsidiary incurred for working capital, bearing interest at 8.0%. During 1996, this note payable was refinanced and is included in long-term debt.

Long-term debt consists of the following:


                                               1996          1995
=====================================================================
Revolving loan -
   6.1% in 1996 and 6.2% in 1995            $   2,800      $   1,400
Other debt principally related to
   WCC and international subsidiaries           3,090          3,987
                                            -------------------------
                                            $   5,890      $   5,387
=====================================================================


At year end, the corporation had in place a revolving credit agreement with one bank under which the corporation may borrow up to $50,000,000. The unused portion of the revolving line of credit was $10,558,000 at December 29, 1996 after deducting $36,642,000 in outstanding letters of credit. The interest payable is, at the corporation's option, a function of the applicable LIBOR or certificate of deposit rates. The agreement requires, among other things, that the corporation maintain a minimum consolidated net worth, as defined, and limits certain payments and distributions.

In December 1994, WCC entered into a revolving credit agreement with a bank under which the subsidiary may borrow up to $15,000,000 until September 30, 2002. The corporation is not a guarantor of the revolving credit agreement which requires, among other things, that WCC maintain a minimum tangible net worth, as defined, and limits certain payments and distributions. No amounts were outstanding at December 29, 1996 or December 31, 1995 under the revolving credit agreement.

At December 29, 1996, subsidiaries of the corporation and Wackenhut Corrections had in place $7.5 million Australian (approximately $6.1 million United States) credit facilities with banks. The credit facilities bore interest at the bank bill rate plus 0.4% and mature in January 1997 and June 1998. The credit facilities were secured by irrevocable standby letters of credit guaranteed by the corporation. The corporation's outstanding balances under the credit facilities were $3.5 million Australian (approximately $2.8 million United States) at December 29, 1996 and $5 million Australian (approximately $3.5 million United States) at December 31, 1995.

Aggregate annual maturities of long-term debt are as follows:


 Year                          Annual Maturity
================================================
1997                                $    0
1998                                 5,677
1999                                    13
2000                                    15
2001                                    16
Thereafter                             169
                                    ------------
                                    $5,890
================================================

The corporation is a party to two offsetting interest rate swaps with Union Bank of Switzerland and Bank of America Illinois at year end. The notional principal amount under both agreements was $81,200,000 and the agreements expire in December 1998. Based on the interest rates in effect at December 29, 1996, the corporation was not exposed to a material loss in the event that either party failed completely to perform according to the terms of the contract.

The extraordinary charge of $887,000 ($1,344,000 before tax) in 1994 resulted from the prepayment of certain long-term notes.

(7)   PREFERRED, COMMON AND TREASURY STOCK

The board of directors has authorized 10,000,000 shares of preferred stock. In October 1995 and 1994, the board of directors declared 25% stock dividends, effected in the form of stock splits. Prior periods' per share data have been restated. The stock dividends were paid in series B common stock to holders of the corporation's series A and B shares. Series B common stock has all the rights and privileges of the series A common stock with the exception of voting privileges.

In early 1996, the Board of Directors increased the authorized shares of the corporation's common stock from 20 million shares to 50 million shares, with 3,858,885 shares to be designated as series A common stock and 46,141,115 shares to be designated as series B common stock.

During the second quarter of 1996, the corporation sold 2,500,000 shares of its series B common stock in connection with a public offering at a price of $23.50 per share, before deducting underwriting discounts and commissions and estimated offering expenses. Net proceeds of $54,020,000 from the offering were used to repay the outstanding balance on the revolving loan, to repurchase a portion of the receivables sold under the accounts receivable securitization facility and for general corporate purposes.

The Board of Directors has authorized the buy back of up to 500,000 shares of series B common stock. At December 29, 1996 the corporation had bought back 87,000 shares of series B common stock at an average price of $12.64.



(8)   STOCK INCENTIVE AND STOCK OPTION PLANS

Key employees of the corporation and its subsidiaries are eligible to participate in the Key Employee Long-Term Incentive Stock Plan (incentive stock plan). Under the incentive stock plan, options for the corporation's series B common stock are granted to participants as approved by the Nominating and Compensation Committee of the corporation's board of directors (committee). Under terms of the incentive stock plan, options are granted at prices not less than the fair market value at date of grant (or as otherwise determined by the committee), become exercisable after a minimum of six months, and expire no later than ten years after the date of grant. The committee may grant incentive stock options or non-qualified stock options. Options are subject to adjustment upon the occurrence of certain events, including stock splits and stock dividends. The incentive stock plan authorizes the corporation to award or grant, from time to time to key employees, restricted stock and performance stock.

Nonemployee directors of the corporation are eligible to participate in The Wackenhut Corporation Nonemployee Director Stock Option Plan (directors' stock option plan) Under the directors' stock option plan, nonemployee directors are granted 2,000 stock options for series B common stock upon their election or reelection to the board of directors. Under terms of the directors' stock option plan, options are granted at the fair market value at date of grant, become exercisable at date of grant, and expire ten years after the date of grant.

At December 29, 1996, 862,248 shares of series B common stock were reserved for issuance, including 138,197 shares available for future grants or awards.

Changes in outstanding non-qualified stock options for series B common stock, as adjusted for 25% stock dividends in 1995 and 1994, are as follows:


                                              1996              1995              1994
=========================================================================================
Outstanding at beginning of year             557,818           391,568             --
Options granted                              202,000           218,750          391,568
Options exercised                           (129,312)          (52,500)            --
Options forfeited                            (33,251)             --               --
                                            ---------------------------------------------
Outstanding at end of year                   597,255           557,818          391,568
                                            ---------------------------------------------
Exercisable at end of year                   424,255           339,068             --
=========================================================================================


Weighted average option exercise price on information for the fiscal years 1996, 1995 and 1994 is as follows:


                                             1996              1995              1994
========================================================================================
Outstanding at beginning of year            $   7.98          $   6.16               --
Granted during the year                     $  14.00          $  10.80         $   6.16
Exercised during the year                   $   8.50          $   6.16               --
Forfeited during the year                   $  10.69                --               --
                                            -------------------------------------------
Outstanding at end of year                  $   9.75          $   7.98         $   6.16
                                            -------------------------------------------
Exercisable at end of year                  $   8.02          $   6.16               --
========================================================================================


Significant option groups outstanding at December 29, 1996 and related weighted average price and life information are as follows:


Grant         Options          Options        Exercise       Remaining
Date         Outstanding     Exercisable       Price        Life (Years)
=========================================================================
4/30/94        254,255         254,255        $  6.16           7
1/28/95        170,000         170,000        $ 10.80           8
1/31/96        173,000               -        $ 14.00           9
=========================================================================


The corporation applies APB Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation for the corporation's stock-based compensation plans been determined pursuant to FASB Statement No. 123, the corporation's net income and earnings per share would have decreased accordingly. Using the Black-Scholes option pricing model for all options granted after January 1, 1995, the corporation's pro forma net income, pro forma net income per share and pro forma weighted average fair value of options granted, with related assumptions, are as follows:


                                                 1996        1995
=====================================================================
Pro forma net income                        $   8,425      $   6,708
Pro forma earnings per share                $    0.62      $    0.55
Pro forma weighted average fair value
   of options granted                       $    4.81      $    4.86
Expected life (years)                               5              5
Risk-free interest rate                           5.6%           7.4%
Expected volatility                              36.0%          36.0%
Quarterly dividend                          $   0.065      $   0.075
=====================================================================


Because the FASB Statement No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.



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

The assumptions for the discount rate and the average increase in compensation used in determining the pension expense and funded status information are 7.5% and 4.0%, respectively.

Total pension expense for 1996, 1995, and 1994 was $422,000, $329,000, and
$267,000, respectively. The present value of accumulated pension benefits at year end 1996, 1995 and 1994 was $2,444,000, $1,895,000 and $1,400,000,
respectively and is included in "Other liabilities" in the accompanying consolidated balance sheets.

The corporation has established non-qualified deferred compensation agreements with certain senior executives providing for fixed annual benefits ranging from $100,000 to $175,000 payable upon retirement at approximately age 60 for a period of 20 years. In the event of death before retirement, annual benefits are paid for a period of 10 years. Benefits are funded by life insurance contracts purchased by the corporation. The cost of these agreements is being charged to expense and accrued using a present value method over the expected terms of employment. The charge to expense for fiscal 1996, 1995 and 1994 was $532,000, $468,000 and $444,000, respectively. The liability for deferred compensation was $3,479,000 and $3,274,000 at year end 1996 and 1995, respectively and is included in "Other liabilities" in the accompanying consolidated balance sheets.

(10)  INCOME TAXES

The provision (credit) for income taxes consists of the following:


Fiscal year ended                             1996             1995               1994
=========================================================================================
Federal income taxes:
   Current                                  $ (3,356)         $    581         $  3,014
   Deferred                                    8,590             3,578           (3,112)
                                            --------------------------------------------
                                               5,234             4,159              (98)
State income taxes:
   Current                                  $    319          $    104         $    527
   Deferred                                      595               479             (412)
                                            --------------------------------------------
                                                 914               583              115
                                            --------------------------------------------
Foreign                                     $    163          $     --         $     --
                                            --------------------------------------------
Total                                       $  6,311          $  4,742         $     17
=========================================================================================


Deferred income taxes resulted from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes. The tax effects of the principal timing differences are as follows:


Fiscal year ended                             1996             1995                1994
========================================================================================
Senior note prepayment
   premium                                  $   --            $   --           $    904
Income of foreign subsidiaries
   and affiliates                                534             1,336            1,186
Reserve for losses of reinsurance
   subsidiary                                  4,854            (1,222)              (8)
Reserve for claims of employee
   health trust                                  779              (412)          (1,191)
Building write-down                              374             2,976           (3,350)
Deferred compensation                           (765)             (491)            (398)
Depreciation                                      (8)             (824)            (486)
Amortization of deferred charges               2,339             2,601              205
Non-deductible reserves                         (930)              (40)            (341)
Non-qualified stock options                    2,289              --               --
Other, net                                      (281)              133              (45)
                                            --------------------------------------------
                                            $  9,185          $  4,057         $ (3,524)
========================================================================================


The reconciliation of income tax computed at the federal statutory tax rate (34%) to income tax expense is as follows:


Fiscal year ended                            1996               1995               1994
========================================================================================
Provision using statutory
   federal tax rate                         $  6,077          $  4,670         $  1,021
Foreign income, net of foreign
   provision for income taxes                   (264)             --               --
Capital loss carryforward
   utilization                                  (358)             (330)            (814)
Targeted jobs tax credit                        --                (117)            (235)
Tax exempt interest                             (128)             (167)            (295)
Other, net                                       457               138              404
                                            --------------------------------------------
                                               5,784             4,194               81
State income taxes, net of
   federal benefit                               527               548              (64)
                                            --------------------------------------------
                                            $  6,311          $  4,742         $     17
========================================================================================


The components of the net non-current deferred tax asset (liability) at December 29, 1996 and December 31, 1995 are shown below:


Fiscal year ended                                       1996             1995
================================================================================
Reserve for losses of reinsurance subsidiary          $   1,638      $   6,492
Income of foreign subsidiaries and affiliates            (7,484)        (6,950)
Reserve for claims of employee health trust               4,325          5,104
Reserves for legal and other expenses                       211            430
Capital loss carryforward                                   142            162
Deferred compensation                                     3,915          3,133
Depreciation                                                447            439
Building write-down                                        --              373
Deferred charges                                         (4,517)        (3,238)
Other, net                                                  300            387
                                                      --------------------------
                                                         (1,023)         6,332
Valuation allowance                                        (142)          (162)
                                                      --------------------------
Deferred tax asset (liability), net                   $  (1,165)     $   6,170
================================================================================


The components of the net current deferred tax asset (liability) at December 29, 1996 and December 31, 1995 are shown below:


Fiscal year ended                                          1996           1995
=================================================================================
Amortization of uniforms and accessories                $  (1,939)     $  (1,774)
Accrued vacation pay                                        1,374          1,242
Other reserves                                                817            415
                                                        ------------------------
Deferred tax asset (liability), net                     $     252      $    (117)
=================================================================================


At December 29, 1996, the corporation had available a capital loss carryforward of $368,000 of which $338,000 expires in 1998 and $30,000 expires in 2000. The deferred tax asset arising from the capital loss carryforward has been fully reserved due to the uncertainty of the corporation's ability to generate future capital gains.

At December 29, 1996, WCC had federal and state net operating loss carryforwards of $9,533,894 and $9,238,521, respectively. The federal net operating losses will expire between 2010 and 2011, while certain state net operating losses will expire between 2000 and 2011. Utilization of net operating losses in future years may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. Such limitations, if any, are not expected to impact the ultimate utilization of the carryforwards.

The corporation's loss carryforwards are solely attributable to WCC compensation deductions on its income tax return which were not recognized for financial accounting purposes. The exercise of stock options which have been granted under WCC's stock option plans give rise to compensation which is includable in the taxable income of the applicable employees and deducted by WCC for federal and state income tax purposes. In the years ended December 29, 1996 and December 31, 1995, such deductions resulted in significant federal and state deductions which may be carried forward. Utilization of such deductions will increase additional paid-in-capital.

At December 29, 1996, WCC's foreign subsidiaries have unremitted earnings of $1,300,000 on which the corporation has not accrued a provision for federal or state income taxes since the earnings are considered permanently invested.


(11)     WACKENHUT CORRECTIONS CORPORATION PUBLIC OFFERINGS

WCC, formerly a wholly-owned subsidiary of the corporation, sold 2,185,000 shares of common stock at an offering price of $9.00 per share in connection with its initial public offering in 1994. Net proceeds of approximately $17,626,000 from the IPO were used to repay bank debt and indebtedness to the corporation. Following the offering, WCC had 8,185,000 shares outstanding of which the corporation owned approximately 73%.

During 1995, the exercise of 354,697 non-qualified stock options of WCC reduced the corporation's ownership in WCC to approximately 70% at December 31, 1995.

In January 1996, WCC sold 4,600,000 shares of common stock at an offering price of $12.00 per share. Net proceeds of approximately $51,581,000 from the offering have been and will be used for possible future acquisitions, capital investments in new facilities, working capital requirements and general corporate purposes. After the offering, the corporation's ownership in WCC was reduced to approximately 55%.

During 1996, the exercise of 258,598 non-qualified stock options of WCC reduced the corporation's ownership in WCC to 54.7% at December 29, 1996.

The board of directors of WCC has granted non-qualified stock options to purchase common stock which, if fully exercised, would reduce the corporation's ownership in WCC to approximately 52%.



(12)    WACKENHUT MONITORING SYSTEMS BUSINESS

The corporation sold its Wackenhut Monitoring Systems subsidiary in 1993. In connection with this transaction, the corporation received a 6% note, which was refinanced in January 1997 for $1.4 million, and calls for quarterly payments of $115,000. The corporation has also guaranteed indebtedness related to certain operating leases which totaled approximately $2,363,000 at December 29, 1996 and expire from 1997 to 2000.



(13)    COMMITMENTS AND CONTINGENCIES

The nature of the corporation's business results in claims for damages arising from the conduct of its employees or others. In the opinion of management, there are no pending legal proceedings that would have a material effect on the consolidated financial statements of the corporation.

The corporation leases office space, data processing equipment and automobiles under non-cancelable operating leases expiring between 1997 and 2017. The corporation entered into a lease for its new corporate headquarters in Palm Beach Gardens, Florida, in 1996. The lease requires annual payments of $1,789,000 for an initial term of 15 years with 3 five-year options to extend the term of the lease. Rent expense for the fiscal years ended December 29, 1996, December 31, 1995 and January 1, 1995 was $9,625,000, $6,994,000 and
$4,993,000, respectively. The minimum commitments under these leases and the 15 year lease for the new corporate headquarters, are as follows:

                                                 Minimum
 Year                                         Commitment
========================================================
1997                                            $  8,223
1998                                               6,310
1999                                               4,828
2000                                               3,456
2001                                               3,047
Thereafter                                        17,926
                                                --------
                                                $ 43,790
========================================================


(14)    BUSINESS SEGMENTS

SECURITY-RELATED AND OTHER SUPPORT SERVICES AND CORRECTIONAL SERVICES

The corporation's principal business consists of security-related and other support services to commercial and governmental clients. A subsidiary of the corporation, Wackenhut Corrections Corporation, provides facility management and construction services to detention and correctional facilities. Provided below is various financial information for each segment:








Fiscal year                                   1996             1995             1994
=======================================================================================
REVENUES:
   Security-related and other
       support services                     $768,272          $697,301         $642,727
   Correctional services                     137,784            99,431           84,026
                                            -------------------------------------------
Total revenues                              $906,056          $796,732         $726,753
---------------------------------------------------------------------------------------
OPERATING INCOME:
   Security-related and other
       support services                     $  7,339          $  8,545         $ 10,846
   Correctional services                       9,731             7,229            4,446
   Provision for relocation costs               (750)             --               --
   Write-down of headquarters
       building                                 --                --             (8,700)
                                            -------------------------------------------
Total operating income                      $ 16,320          $ 15,774         $  6,592
=======================================================================================

Fiscal year                                 1996          1995          1994
=================================================================================
EQUITY INCOME (LOSS) OF
FOREIGN AFFILIATES,
NET OF TAXES:
   Security-related and other
       support services                  $   1,029      $    744        $    617
   Correctional services                       604          (113)           (331)
                                         ----------------------------------------
Total equity income                      $   1,633      $    631        $    286
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Security-related and other
       support services                  $   7,441      $  4,137        $  4,829
   Correctional services                    12,476         2,720             262
                                         ---------------------------------------
Total capital expenditures               $  19,917      $  6,857        $  5,091
--------------------------------------------------------------------------------
DEPRECIATION AND
AMORTIZATION EXPENSE:
   Security-related and other
       support services                  $   9,871      $  9,868        $  9,631
   Correctional services                     3,532         2,303           2,287
                                         ----------------------------------------
Total expenses                           $  13,403      $ 12,171        $ 11,918
--------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
   Security-related and other
       support services                  $ 217,107      $159,087        $182,424
   Correctional services                   106,811        38,840          30,333
                                         ---------------------------------------
Total identifiable assets                $ 323,918      $197,927        $212,757
================================================================================

DOMESTIC AND INTERNATIONAL OPERATIONS

Non-U.S. operations of the corporation and its subsidiaries are conducted primarily in South America and Australia. The corporation carries its investment in affiliates (20% to 50% owned) under the equity method. U.S. income taxes which would be payable upon remittance of affiliates' earnings to the corporation are provided currently, except for Australia, see note 10. Minority interest in consolidated foreign subsidiaries have been reflected net of applicable income taxes in the accompanying financial statements.

A summary of domestic and international operations is shown below:

Fiscal year                                 1996          1995          1994
===================================================================================
REVENUES:
   Domestic operations                  $  760,038      $  652,723      $  615,727
   International operations                146,018         144,009         111,026
                                        -------------------------------------------
Total revenues                          $  906,056      $  796,732      $  726,753
----------------------------------------------------------------------------------
OPERATING INCOME:
   Domestic operations                  $   15,675      $   11,407      $   10,630
   International operations                  1,395           4,367           4,662
   Provision for relocation costs             (750)              -               -
   Write-down of headquarters
       building                                  -               -          (8,700)
                                        -------------------------------------------
Total operating income                  $   16,320      $   15,774      $    6,592
----------------------------------------------------------------------------------
EQUITY INCOME OF
FOREIGN AFFILIATES,
NET OF TAXES:
   Domestic operations                  $        -      $        -      $        -
   International operations                  1,633             613             286
                                        -------------------------------------------
Total equity income                     $    1,633      $      613      $      286
----------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Domestic operations                  $   16,569      $    2,911      $    1,498
   International operations                  3,348           3,946           3,593
                                        -------------------------------------------
Total capital expenditures              $   19,917      $    6,857      $    5,091
----------------------------------------------------------------------------------
DEPRECIATION AND
AMORTIZATION EXPENSE:
   Domestic operations                  $    9,241      $    9,512      $    9,751
   International operations                  4,162           2,659           2,167
                                        -------------------------------------------
Total expenses                          $   13,403      $   12,171      $   11,918
----------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
   Domestic operations                  $  294,066      $  141,431      $  163,864
   International operations                 29,852          56,496          48,893
                                        -------------------------------------------
Total identifiable assets               $  323,918      $  197,927      $  212,757
===================================================================================




(15)    SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the corporation and its subsidiaries for the fiscal years ended December 29, 1996 and December 31, 1995 is as follows:

                                                             First         Second          Third          Fourth
1996                                                        Quarter        Quarter        Quarter         Quarter
===========================================================================================================================
Revenues                                                  $  212,474      $  222,904    $  236,869      $  233,809
Income from operations                                    $    2,063      $    3,721    $    5,224      $    5,312
Net income                                                $      945      $    1,907    $    3,038      $    3,167
Earnings per share                                        $     0.08      $     0.15    $     0.21      $     0.22
---------------------------------------------------------------------------------------------------------------------------
1995
---------------------------------------------------------------------------------------------------------------------------

Revenues                                                  $  189,792      $  193,371    $  203,637      $  209,932
Income from operations                                    $    3,055      $    3,967    $    4,394      $    4,358
Net income                                                $    1,599      $    1,726    $    1,956      $    1,979
Earnings per share (1)                                    $     0.13      $     0.15    $     0.16      $     0.16
===========================================================================================================================


(1) Earnings per share have been restated to include the 25% stock dividend effected in the form of stock split, declared on October 31, 1995 and paid on January 9, 1996 (see Notes 1 and 7).

Report of Independent Certified Public Accountants

To the Shareholders of
         The Wackenhut Corporation:



We have audited the accompanying consolidated balance sheets of The Wackenhut Corporation (a Florida corporation) and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three fiscal years in the period ended December 29, 1996. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Wackenhut Corporation and subsidiaries as of December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP


West Palm Beach, Florida,
February 10, 1997.





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



/s/ G. R. Wackenhut                     /s/ Juan D. Miyar
-------------------                     -----------------
GEORGE R. WACKENHUT                     JUAN D. MIYAR
Chairman of the Board                   Vice President
and Chief Executive Officer             Corporate Controller


Palm Beach Gardens, Florida,
February 10, 1997.