Form 10-K405, Exhibit 13
period 1999-01-03
WACKENHUT CORP
filed 1999-04-01
CIK 104030

                                                                    Exhibit 13.0

Financial Review
The Wackenhut Corporation and Subsidiaries

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Regular quarterly dividends of $.075 and $.065 per share on both its outstanding series A and B common stock were declared and paid for each of the four quarters of fiscal 1998 and 1997, respectively. The Company will consider declaring future quarterly dividends on series A and B common stock, depending on its earnings, financial condition, capital requirements and other relevant factors; however, there is no assurance that the Company will continue to pay quarterly dividends in the future.*

During the 1998 fiscal year, the Company purchased 109,400 shares of its series B common stock at an average price of $17.75 per share, and WHC purchased 442,800 shares of its common stock at an average price of $19.35.

The ensuing table shows the high and low prices for the Company's series A (NYSE: WAK) and B (NYSE: WAKB) common stock, as reported on the New York Stock Exchange, for each quarterly period during fiscal 1998 and 1997. The prices shown in the table have been rounded to the nearest 1/16th. The approximate number of record holders of series A and B common stock, as of February 19, 1999, was 650 and 670, respectively.

                                     Fiscal 1998                                                 Fiscal 1997
-------------------------------------------------------------------------------------------------------------------------------
                       Series A                      Series B                       Series A                      Series B
-------------------------------------------------------------------------------------------------------------------------------
Quarter          High           Low           High           Low              High          Low           High          Low
-------------------------------------------------------------------------------------------------------------------------------
First         $  24-3/8       $ 21-1/2      $ 22-1/8       $  19            $ 19          $ 16-1/2      $ 15-3/4      $ 13-5/8
Second           25-1/16        21-1/2        22-11/16        20              19-3/8        15-3/8        20-7/8        13-3/4
Third            23-1/8         18            21-5/8          15-1/2          24-1/2        18-3/4        20-5/8        17-1/4
Fourth           26             19-5/8        21-15/16        14-13/16        24-11/16      19            22-7/8        16-7/8
-------------------------------------------------------------------------------------------------------------------------------


FORWARD-LOOKING STATEMENTS

The management's discussion and analysis of financial condition and results of operations, corporate profile, letter to shareholders, corporate diversity, and the February 19, 1999 press release contain forward-looking statements that are based on current expectations, estimates and projections about the segments in which the corporation operates. These sections of the annual report also include management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (future factors) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The corporation undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Future factors include increasing price and product/service competition by domestic and foreign competitors, including new entrants; rapid technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost effective basis; the mix of products/services; the achievement of lower costs and expenses; domestic and foreign governmental and public policy changes including environmental regulations; protection and validity of patent and other intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in increasing use of large, multi-year contracts; the outcome of pending and future litigation and governmental proceedings and continued availability of financing; financial instruments and financial resources in the amounts, at the times and on the terms required to support the corporation's future business. These are representative of the future factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and other future factors.

The Wackenhut Corporation and Subsidiaries
SELECTED FINANCIAL DATA
(in millions except per share data)

The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

FISCAL YEARS ENDED: (a)                                                                            1998          1997
------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:

Revenues                                                                                        $1,755.1        $1,126.8
Operating income (b)                                                                                32.4             3.3
Income before income taxes (b)                                                                      34.6             6.0
Income before extraordinary charge and cumulative effect of accounting change (b)                   15.9             0.1
Cumulative effect of accounting change for write-off of deferred start-up costs (c)                  6.6
Extraordinary charge - early extinguishment of debt, net of income taxes
Cumulative effect of accounting change for income taxes
                                                                                                ------------------------
Net income                                                                                      $    9.3        $    0.1
------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC: (d)

Income before extraordinary charge and cumulative effect of accounting change (b)               $   1.07        $    .01
Cumulative effect of accounting change for write-off of deferred start-up costs                     (.44)
Extraordinary charge - early extinguishment of debt, net of income taxes
Cumulative effect of accounting change for income taxes
                                                                                                ------------------------
Net income - Basic                                                                              $    .63        $    .01
------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - ASSUMING DILUTION: (d)

Income (loss) before extraordinary charge and cumulative effect of accounting change (b)        $   1.03        $   (.01)

Cumulative effect of accounting change for write-off of deferred start-up costs                     (.44)

Extraordinary charge - early extinguishment of debt, net of income taxes

Cumulative effect of accounting change for income taxes
                                                                                                ------------------------
Net income (loss) - Assuming Dilution                                                           $    .59        $   (.01)
------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE OF COMMON STOCK: (d)

Regular quarterly dividends                                                                     $    .30        $    .26
Total dividends                                                                                 $    .30        $    .26
------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION:

Working capital                                                                                 $   87.0        $  116.8
Total assets                                                                                       453.0           404.4
Total debt (e)                                                                                       4.7            15.8
Shareholders' equity                                                                               149.2           146.8
------------------------------------------------------------------------------------------------------------------------

(a)      Fiscal years 1998 and 1992 included 53 weeks.
(b) Fiscal year 1997 includes a one-time pre-tax charge of $18.3 million before income taxes ($11.3 million after income taxes) or $0.76 per share.
(c)      See Note 2 to the consolidated financial statements.
(d) Restated to reflect a 25% stock dividend declared during fiscal 1995 and 1994 and to reflect a 100% stock dividend, effected in the form of a stock split, declared during fiscal 1992.
(e) Includes current portion of long-term debt, notes payable and long term debt.

   1996         1995         1994        1993            1992         1991         1990         1989
-----------------------------------------------------------------------------------------------------
$ 906.0      $  797.0     $  727.0     $  659.0       $  615.0     $  570.0     $  521.0     $  462.0
   16.3          15.8          6.6          4.5            3.4         13.9         12.1         10.2
   17.9          13.7          3.0          3.4            1.6         11.9         10.7          8.5
    9.1           7.3          2.3          3.6            1.1          7.7          7.0          5.9

                              (0.9)        (1.4)
                                                           7.4
-----------------------------------------------------------------------------------------------------
$   9.1      $    7.3     $    1.4     $    2.2       $    8.5     $    7.7     $    7.0     $    5.9
-----------------------------------------------------------------------------------------------------
$   .66      $    .60     $    .19     $    .30       $    .09     $    .64     $    .58     $    .49

                              (.08)        (.12)
                                                           .61
-----------------------------------------------------------------------------------------------------
$   .66      $    .60     $    .11     $    .18       $    .70     $    .64     $    .58     $    .49
-----------------------------------------------------------------------------------------------------
$   .65      $    .60     $    .19     $    .30       $    .09     $    .64     $    .58     $    .49

                              (.08)        (.12)
                                                           .61
-----------------------------------------------------------------------------------------------------
$   .65      $    .60     $    .11     $    .18       $    .70     $   .64      $    .58     $    .49
-----------------------------------------------------------------------------------------------------
$   .26      $    .24     $    .23     $    .23       $    .20     $   .19      $    .19     $    .19
$   .26      $    .24     $    .23     $    .23       $    .20     $   .19      $    .19     $    .19
-----------------------------------------------------------------------------------------------------
$ 148.1      $   51.9     $   75.6     $   56.2       $   56.9     $  48.6      $   42.4     $   40.6
  323.9         197.9        212.8        211.3          192.2       172.1         164.1        157.7
    5.9           6.5         42.8         67.9           64.0        47.7          46.9         51.3
  148.2          62.9         57.5         47.4           47.6        42.8          37.9         33.6
-----------------------------------------------------------------------------------------------------

The Wackenhut Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Tabular information in thousands)

OVERVIEW

The Wackenhut Corporation and its subsidiaries (the "Company") is a leading outsourcer of diversified services to business and government. The Company focuses strategically on three major businesses worldwide - security related and other operational support services, development and management of privatized correctional and detention facilities, and personnel employee leasing and temporary services. The security-related services have expanded into a range of support services to include security operations, facility management, fire and emergency medical services and food service to private and publicly managed correctional facilities. The Security Services business is organized into North American Operations and International Operations. The Company, through its 55% owned public subsidiary, Wackenhut Corrections Corporation (NYSE:WHC) designs, constructs, finances and manages correctional, detention and mental health psychiatric facilities and performs separate correctional-related services, including prisoner transportation, home detention monitoring and correctional health care. During the past three years, the Company has established a national presence in the flexible staffing business which includes, personnel employee leasing, temporary services, recruiting, risk management, payroll processing and human resource services.

During the fourth quarter of 1998,the Company adopted AICPA Statement of Position 98-5 ("SOP 98-5"), "Accounting for Costs of Start-up Activities." SOP 98-5 requires the expensing of start-up costs, defined as pre-opening, pre-operating and pre-contract type costs. The adoption of SOP 98-5, which was applied retroactively to the first quarter of 1998, resulted in a one-time charge of $6.6 million, net of income taxes and after deducting the portion applicable to minority shareholders of Wackenhut Corrections Corporation. On a diluted basis, the cumulative effect of change in accounting principle was $0.44 per share.

During the fourth quarter of 1997, the Company recognized a one-time pretax charge of $18.3 million ($11.3 million after income taxes, or $0.76 per common share). The one-time charge included a loss of $6.0 million ($3.8 million after income taxes) on the sale of the Company's Australian security business. Also, as a result of its strategic review process and analysis, the Company determined that deferred information systems costs and certain domestic and international investments were identified as impaired, resulting in a write-off of $12.3 million ($7.4 million after income taxes). These assets were not functional as part of the Company's upgraded information technology platform and were impaired due to their inability to generate future cash flows.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are from operations and borrowings under its credit facilities. Cash and equivalents totaled $43.5 million at January 3, 1999, compared to $45.2 million at December 28, 1997. Of this $43.5 million, $11.6 million collateralizes certain obligations of the Company's captive insurance subsidiary. In addition, cash and cash equivalents of WHC, which totaled $20.2 million at January 3, 1999, is generally not available to the Company.

The total amount available to the Company from its revolving credit and securitization facility is $140.0 million, as amended. The Company had additional sources of liquidity in the form of a $65.0 million line of credit (as amended in February 1999), available for revolving loans or letters of credit, under which up to $15.0 million may be borrowed to meet short term liquidity needs, and a $75.0 million accounts receivable securitization facility (as amended in February 1999). Additionally, at January 3, 1999, the Company's Wackenhut Corrections subsidiary had a $30.0 million revolving credit facility, which includes $5.0 million for the issuance of letters of credit, and a $220.0 million operating lease facility to acquire and develop new correctional institutions used in its business. At January 3, 1999, $100.9 million of properties were in development under this $220.0 million operating lease facility guarantee.

At January 3, 1999, the Company had $1.8 million of borrowings and $24.2 million outstanding letters of credit against its bank revolving facility. The unused portion of the revolving line of credit (as amended in February 1999) was $39.0 million. Under the accounts receivable securitization agreement, $53.0 million was outstanding at the end of fiscal 1998. Under the terms of the accounts receivable securitization facility, the Company retains substantially the same risk of credit loss as if receivables had not been sold under this facility. At January 3, 1999, no amounts were outstanding under Wackenhut Corrections' revolving credit facility, but four standby letters of credit were outstanding in an aggregate amount of $2.6 million.

In April 1998, Correctional Properties Trust ("CPV"), a Maryland real estate investment trust, sold 6.2 million shares of common stock at $20.00 per share in an initial public offering. Approximately $113 million of the net proceeds of the offering were used to acquire eight correctional and detention facilities operated by Wackenhut Corrections. These properties were then leased back to Wackenhut Corrections. Wackenhut Corrections received $42.0 million for the three facilities owned by it and for its right to acquire four of the other five facilities realizing a profit on the sale of $18.0 million, which will be amortized over the ten-year lease term. The eighth facility was purchased directly from the government entity. CPV was also granted the option to acquire three additional correctional facilities then under development by the Company and the fifteen-year right to acquire and lease back future correctional and detention facilities developed or acquired by the Company. On October 30, 1998, CPV acquired the completed portion of one option facility for $26.0 million, which was leased back to the Company.

In November 1998, the Company purchased certain assets and assumed certain liabilities of Sharp Services, Inc. and Advantage Temporary Services, Inc. ("Sharp") for an initial payment of $8.1 million in cash, with a contingent cash payment, payable no later than May 2001, subject to certain performance requirements. In no event will the total purchase price exceed $10.0 million.

The Company and Wackenhut Corrections anticipate making cash investments in connection with future acquisitions. In addition, Wackenhut Corrections will continue to use cash and its available sources of funds to finance start-up costs, leasehold improvements and equity investments in correctional facilities, if appropriate, in connection with undertaking new contracts.*

Cash at the end of fiscal 1998 decreased $1.7 million to $43.5 million, compared to $45.2 million at the end of fiscal 1997. Net cash used in operating activities was $.2 million in fiscal 1998 compared to net cash generated by operating activities of $42.7 million in fiscal 1997. The increases in accounts receivable of $50.6 million, inventories of $11.0 million and deferred taxes of $15.6 million, were only partially offset by net income adjusted for non-cash items of $44.0 million, increases in accounts payable and accrued expenses of $23.1 million, accrued payroll and related taxes of $17.6 million and reserve for losses of the casualty reinsurance subsidiary of $5.0 million. Cash used in other operating activities amounted to $12.7 million.

Cash used in investing activities amounted to $29.5 million in fiscal 1998, including capital expenditures of $33.9 million, which reflects the investment in facilities of Wackenhut Corrections and the purchases of equipment related to security-related services. Payments for the acquisition of Sharp amounted to $8.1 million (net of cash acquired). The net increase in marketable securities of the Company's captive reinsurance subsidiary was $10.7 million. In addition, the Company made additional investments and advances to affiliates and joint ventures of $10.9 million and deferred $7.7 million of the cost of new information systems. These outlays of cash were partially offset by the net proceeds from the sale of prison facilities to CPV of $41.8 million.

Cash provided by financing activities in fiscal 1998 amounted to $29.3 million including $53.0 million proceeds from sales of accounts receivable. Net payments on short-term and long-term debt, including the revolving credit agreement, were $11.2 million. Purchases of treasury stock of the Company and Wackenhut Corrections were $10.8 million. Cash dividends paid in fiscal 1998 amounted to $4.4 million. All other cash provided by investing activities amounted to $2.7 million.

Current cash requirements consist of amounts needed for capital expenditures, increased working capital needs resulting from corporate growth and business expansion, payment of liabilities incurred in the operation of the Company's business, the renovation or construction of correctional facilities by Wackenhut Corrections, possible acquisitions, investment in information systems and the payment of dividends. The payment of future quarterly dividends will depend on earnings, financial condition, capital requirements and other relevant factors, and there is no assurance that the Company will continue to pay quarterly dividends in the future. The Company continues to expand its domestic and international businesses and to pursue major contracts, some of which may require substantial initial cash outlays, which are partially or fully recoverable over the original term of the contract.

As a result of public stock offerings in 1996, both the Company and Wackenhut Corrections repaid borrowings outstanding, kept credit lines available and significantly increased their borrowing capacity. In addition, management believes that cash on hand, cash provided by operating activities and available lines of credit will be adequate to support currently planned business expansion and various obligations incurred in the operation of the Company's business through 1999. Management will continue to review its capital/financial planning alternatives to ensure long-term financial capital access and availability.

YEAR 2000 READINESS DISCLOSURE

Management continued its review of the installation of new information systems hardware and software and determined that the installation is on schedule for completion before the Year 2000. Other systems, including embedded technology, such as security systems are also being reviewed. The Year 2000 issue is the result of shortcomings in many electronic data processing systems and other equipment that make operations beyond the year 1999 troublesome. The internal clocks in computers and other equipment will roll over from "12/31/99" to "01/01/00" and programs and hardware, if not corrected, will be unable to distinguish between the year 2000 and the year 1900. This may result in processing data inaccurately or in stopping data processing altogether.

There are five phases that describe the Company's process in becoming Year 2000 compliant. The awareness phase encompasses developing a budget and project plan. The assessment phase identifies mission-critical systems to check for compliance. Based on current information, both of these phases have been completed. The Company is at various stages in the three remaining phases:renovation, validation and implementation. Renovation is the design of the systems to be Year 2000 compliant. Validation is testing the systems followed by implementation.

Implementation of the Company's Year 2000 compliant financial information systems has begun and is scheduled for complete implementation in third quarter 1999. Implementation of all other major Year 2000 compliant information systems is scheduled for completion in 1999.*

The Company has incurred and will continue to incur expenses related to Year 2000 compliance. These costs include time and effort of internal staff and consultants for renovation, validation and implementation, and computer enhancements and/or replacements. The total costs to be expensed for achieving Year 2000 compliance is funded from working capital and monitored by each business unit. Systems identified are not considered applicable to the corporate core financial products. All information systems costs related to Year 2000 compliance were expensed in 1998 totalling $186,000. To complete Year 2000 information systems compliance, the Company estimates an additional $825,000 will be expensed.*

These costs for Year 2000 compliance exclude the Company's total costs estimated to be incurred in previously planned new systems. Estimated costs of implementing these new systems is $19.1 million.* Costs incurred through year end total $12.4 million of which $9.1 million has been capitalized and will be amortized and $3.3 million expensed. To complete these new systems, the Company estimates $6.7 million will be incurred of which $4.2 million will be capitalized and amortized and $2.5 million will be expensed.* Deferral of other projects that would have a material effect on operations has not been required, nor anticipated, as a result of the Company's Year 2000 efforts.*

Management is reviewing the state of Year 2000 readiness for third parties with whom the Company shares a material relationship, such as banks and vendors used by the Company. Inquiries have been and continue to be made to these third parties requesting written verification as to their Year 2000 status. Vendors who cannot indicate such compliance risk the possibility of being replaced. At this time, the Company is unaware of any third party Year 2000 issues that would materially affect these relationships.*

The Company is developing a contingency plan and expects completing it in 1999. The components of this plan include providing paper updates to the contract management, payroll and human resources systems. These updates could be sent to corporate personnel for processing directly into the Company's new information systems. These systems will be certified Year 2000 compliant and could be updated either remotely by field sites or by corporate personnel.*

The Company expects to be Year 2000 compliant in 1999 for all major systems. In the most likely worst case, remote Company site telecommunication providers would not be able to provide frame relay services to allow access to the Company's computers. In the event this were to occur, all payroll and billing would be performed under normal conditions with the exception that field updates would be performed by corporate personnel.*

The Company is also assessing the risks and full impact on operations should the most reasonably likely worst case year 2000 scenario occur. In conjunction with this assessment, the Company is developing contingency plans and expects to complete them in 1999.

INFLATION

Management believes that inflation has not had a material effect on the Company's results of operations during the past three fiscal years. While some of the Company's contracts include provisions for inflationary indexing, since personnel costs represent the Company's largest expense, inflation could have a substantial adverse effect on the Company's results of operations in the future to the extent that wages and salaries increase at a faster rate than the per diem or fixed rate received by the Company for its services.*

MARKET RISK

The Company is exposed to market risks, including changes in interest rates and currency exchange rates. These exposures primarily relate to outstanding balances under the revolving line of credit and securitization facilities and international investments. In addition, Wackenhut Corrections is exposed to market risks arising from changes in interest rates with respect to a $220.0 million operating lease facility (Note 17). Based on the Company's interest rate and foreign exchange rate exposure at January 3, 1999, a 10% change in the current interest rate or historical currency rate movements would not have a material effect on the Company's financial position or results of operations over the next fiscal year.*

Management continues to monitor the operations of several international subsidiaries and affiliates in countries affected by the current economic and financial crises. The losses attributable to operations in those countries and related foreign exchange fluctuations did not significantly affect the consolidated results of operations for fiscal 1998. In addition, barring a further deterioration of the international markets, management does not believe that the consolidated results of operations will be significantly affected by these events in fiscal 1999.*

EURO CONVERSION

Effective January 1, 1999, the European Economic and Monetary Union created a single Eurocurrency (the Euro) for its member countries. From this date, the exchange rates of participating countries is irreversibly fixed against the Euro. Management believes the impact of the Euro will not have a material impact upon the Company's results of operations or financial position since significant European operations are not located in participating countries.*

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto. The table on page 27 summarizes results of operations for the Company's three business segments by organizational group.

FISCAL 1998 COMPARED WITH FISCAL 1997

REVENUES

Fiscal 1998 consolidated revenues increased $628.3 million or 56% over fiscal 1997, due to increases in all business groups. The Company's expansion into staff leasing/temporary services and the accelerated growth in the correctional business were the largest contributors to the increase over fiscal 1998. Security services also showed significant growth, including substantially higher growth than industry averages.

SECURITY SERVICES BUSINESS

Fiscal 1998 security services North American and International Operations revenues increased $118.2 million or 14% to $947.2 million from $829.0 million in fiscal 1997.

NORTH AMERICAN OPERATIONS

Revenues from North American Operations increased $98.2 million, or 14%,to $810.0 million in fiscal 1998 from $711.8 million in fiscal 1997. Within North American Operations, revenues from commercial accounts represented approximately 60% of total revenues of the group in fiscal 1998 versus 59% in fiscal 1997, and revenues from government/regulated industries represented the other portion. Commercial account revenues increased 15% in fiscal 1998 over fiscal 1997, primarily due to a combination of increases in billable hours and higher billing rates, as the Company continued to expand its base of national accounts and Custom Protection Officer(R)("CPO") clients. Revenues of government and regulated industries increased 12% in fiscal 1998 over fiscal 1997.

INTERNATIONAL OPERATIONS

International Operations' revenues increased $20.0 million, or 17%,to $137.2 million in fiscal 1998 from $117.2 million in fiscal 1997. These increases were partially offset by the exit from the Australian security market. In December 1997,the Company sold its Australian security subsidiary, which had revenues of $13.8 million in fiscal 1997. Excluding the 1997 revenues from the Australian subsidiary, the increase in 1998 international operations revenue was $33.8 million, or 33%. Revenues in Latin America, principally in Puerto Rico and Guatemala, and Europe, principally in the United Kingdom, continued to increase mainly through expansion of the security related business, diversification of services, and expansion of the client base of multi-national companies.

CORRECTIONAL BUSINESS

Fiscal 1998 correctional services revenues increased $105.9 million, or 51%,to $312.8 million in fiscal 1998 from $206.9 million in fiscal 1997. In fiscal 1998, Wackenhut Corrections Corporation opened nine new facilities. At the end of fiscal 1998, WHC operated 26,067 beds and had 9,576 beds under construction. Occupancy increased to 97.9% of capacity in fiscal 1998 from 97.2% in fiscal 1997, and total compensated resident days increased to 7.8 million in fiscal 1998 from 5.2 million in fiscal 1997.

FLEXIBLE STAFFING SERVICES

The significant growth in Flexible Staffing Services has resulted from both internal growth and acquisitions. Staffing Services revenues were $495.1 million for fiscal 1998, compared to $90.9 million in fiscal 1997. The increase in revenues in fiscal 1998 reflects the acquisitions of PEM in December 1997, a professional employer organization, and Sharp, which was acquired in November 1998. When compared to the beginning of the year base business, leased employees have grown approximately 47% from 16,900 employees to 24,800. Temporary placement hours have grown approximately 50% from 1.5 million hours in 1997 to
2.2 million hours in 1998, which includes 300,000 hours from Sharp.

OPERATING INCOME

Fiscal 1998 consolidated operating income was $32.4 million versus $3.3 million in fiscal 1997. Excluding the one-time charges in fiscal 1997 of $18.3 million, operating income in 1998 increased $10.8 million or 50% from $21.6 million in 1997. The operating margin for fiscal 1998 was essentially flat, compared to fiscal 1997, excluding the one-time charges. Offsetting the increase in operating profit from higher revenues were the following factors:[1] WHC's lease payments to CPV,[2] the increase in information technology costs related to the new enterprise-wide systems, and [3] the increase in payroll and other direct costs of worksite employees of the staffing services. Direct costs of worksite employees of the staffing services are pass-through costs, not subject to the Company's control.

                                                          1998                     1997                      1996
                                                   -------------------      -------------------     ------------------
                                                       $           %            $            %         $            %
                                                   -------------------      -------------------     ------------------
REVENUES (a)
SECURITY SERVICES
     North American Operations                     $   810.0      46.2      $   711.8      63.2     $ 664.5       73.4
     International Operations                          137.2       7.8          117.2      10.4       103.5       11.4
                                                   -------------------      -------------------     ------------------
                                                       947.2      54.0          829.0      73.6       768.0       84.8
CORRECTIONAL SERVICES                                  312.8      17.8          206.9      18.3       137.8       15.2
FLEXIBLE STAFFING SERVICES                             495.1      28.2           90.9       8.1         0.2        0.0
                                                   -------------------      -------------------     ------------------
CONSOLIDATED REVENUES                              $ 1,755.1     100.0      $ 1,126.8     100.0     $ 906.0      100.0
                                                   -------------------      -------------------     ------------------
OPERATING INCOME (b)
SECURITY SERVICES
     North American Operations                     $    22.2       2.7      $    20.1       2.8     $  20.0        3.0
     International Operations                            2.0       1.5            0.2       0.2        (1.3)      (1.2)
                                                   -------------------      -------------------     ------------------
                                                        24.2       2.6           20.3       2.4        18.7        2.4
CORRECTIONAL SERVICES                                   22.5       7.2           16.5       8.0         9.7        7.1
FLEXIBLE STAFFING SERVICES                               2.7       0.5           (0.3)     (0.3)       (0.4)    (176.3)
UNALLOCATED CORPORATE EXPENSE                          (17.0)     (1.0)         (14.9)     (1.3)      (10.9)      (1.2)
ONE-TIME CHARGE AND IMPAIRMENT OF ASSETS                 -                      (18.3)     (1.6)       (0.8)      (0.1)
                                                   -------------------      -------------------     ------------------
CONSOLIDATED OPERATING INCOME                      $    32.4       1.8      $     3.3       0.3     $  16.3        1.8
                                                   -------------------      -------------------     ------------------

(a) Represents percent of total revenues.
(b) Represents percent of respective business related revenues.


SECURITY SERVICES BUSINESS

Fiscal 1998 security services business operating income of $24.2 million increased $3.9 million, or 19%,from $20.3 million in fiscal 1997.

NORTH AMERICAN OPERATIONS

North American Operations operating income of $22.2 million increased $2.1 million, or 10%,from $20.1 million in fiscal 1997. This increase can be attributed mainly to increased revenue growth from commercial and government/regulated security services and improved profit margins in food services. These increases were offset by increases in administrative and corporate costs. The increase in administrative and corporate expenses as compared to fiscal 1997 was due to increases in information technology costs as the Company rolls out new enterprise wide systems and payroll related costs attributable to headquarters staff. Despite the higher costs associated with information technology, the North American Operations operating income as a percentage of revenues remained relatively stable in fiscal 1998 compared to fiscal 1997.

INTERNATIONAL OPERATIONS

Excluding the Australian subsidiary's 1997 loss of $1.6 million, the 1998 operating income of the International Operations increased $0.2 million, or 11%,and remained essentially unchanged at about 1.5% of related revenues. Otherwise, International Operations operating income increased $1.8 million to $2.0 million in fiscal 1998 from $0.2 million in fiscal 1997. The operating income of subsidiaries in Latin American and the Caribbean continued to show significant improvements as a result of increases in the security business, diversification into other security-related services and renegotiation of billing rates. Operating results showed softness in Europe (principally the United Kingdom, Russia and Czech Republic) and Asia.

CORRECTIONAL BUSINESS

Fiscal 1998 operating income from the correctional business increased $6.0 million, or 36%, to $22.5 million from $16.5 million in fiscal 1997. The increase is due principally to the increased profits from the new facilities opened in fiscal 1998. Operating margin was 7.2% as a percentage of revenues in fiscal 1998, compared to 8.0% in fiscal 1997. The decrease in operating margin was due partially to the lease payments to CPV, which began in April 1998,and expensing of start-up costs due to the adoption of AICPA SOP 98-5,which were partially offset by the related decrease in amortization expense. In fiscal 1998, these additional costs were substantially offset by increased interest earnings.

FLEXIBLE STAFFING SERVICES

Flexible Staffing Services operating income was $2.7 million in fiscal 1998 compared to a loss of $0.3 million in fiscal 1997. This improvement is attributable principally to the acquisitions of PEM in December 1997, Sharp in November 1998 and an improvement in the profit contribution of internally developed staffing services. The operating income of the Flexible Staffing Services as a percentage of total Flexible Staffing revenues was 0.5% for fiscal 1998. However, salaries, wages, payroll taxes and other direct costs of work-site employees are pass-through costs not subject to the Company's control. The controllable revenues of the employee leasing services, the principal components of the Flexible Staffing Services, was $23.1 million in fiscal 1998 and resulted in operating margin of $2.1 million or 9.1% of controllable revenues. The combined controllable revenue, including both employee leasing and temporary staffing revenues, was $58.4 million in fiscal 1998, and the combined operating margin was $2.7 million or 4.6% of combined controllable revenues in fiscal 1998.

CORPORATE EXPENSES AND INFORMATION SYSTEMS

Unallocated corporate general and administrative expenses increased 14% to $17.0 million from $14.9 in 1997. The increase was due principally to an increase in information technology cost as the Company brings on-line new enterprise wide systems and payroll related costs attributable to corporate staff. However, as a percentage of consolidated revenues, unallocated corporate general and administrative expenses decreased to 1.0% from 1.3% in 1997.

* Refer to notice regarding forward-looking statements on page 21.

EBITDA

Fiscal 1998 EBITDA, defined as earnings before interest expense, income taxes, depreciation and amortization, was $49.9 million versus $20.8 million in fiscal 1997. Adjusted EBITDA, which excludes the one-time charges for 1997, increased 28%, or $10.8 million, to $49.9 million from $39.1 million in fiscal 1997. As a percentage of revenues, Adjusted EBITDA was 2.8% for fiscal 1998,compared to 3.5% for fiscal 1997 and was lower in 1998 than in 1997, principally due to the increase in pass-through revenues of the Flexible Staffing Services.

Excluding the pass-through revenues of the Flexible Staffing
Services, EBITDA as a percentage of revenues was 3.8% in fiscal 1998. Neither EBITDA nor Adjusted EBITDA represents cash flow from operations as defined by generally accepted accounting principles.

OTHER INCOME/(EXPENSE)

Interest and investment income increased $0.8 million (19%) in fiscal 1998 over fiscal 1997 due to the investment of proceeds from the sale of properties by Wackenhut Corrections to CPV, a real estate investment trust. This increase was offset by an increase in interest expense of $1.3 million, due to increased fees pertaining to the accounts receivable securitization agreement.

INCOME BEFORE INCOME TAXES

Fiscal 1998 income before income taxes was $34.6 million, compared to $6.0 million in fiscal 1997. Income before income taxes was $10.3 million higher in fiscal 1998 than in fiscal 1997, before the one-time charge of $18.3 million, for an increase of 42%.

INCOME TAXES

The combined Federal and state effective income tax rate was 39.7% for fiscal 1998 and 37.7% for fiscal 1997. The higher effective rate in fiscal 1998 was due to decreases in the utilization of capital loss carryforwards from the prior year and the increase in the Federal statutory rate to 35%.

MINORITY INTEREST EXPENSE

Minority interest expense (net of income taxes) increased to $8.5 million in fiscal 1998 from $5.7 million in 1997, reflecting principally the increase of $2.6 million in minority interest expense pertaining to the increased earnings of Wackenhut Corrections Corporation. Minority interest expense in international subsidiaries increased $0.2 million in fiscal 1998 over fiscal 1997.

EQUITY INCOME OF FOREIGN AFFILIATES

Equity income of foreign affiliates (net of income taxes) increased $1.4 million, or 67%, to $3.5 million in fiscal 1998 from $2.1 million in fiscal 1997, primarily due to improved operations of Wackenhut Corrections in the United Kingdom and the operations of the International Operations in Greece, Columbia and Chile.

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

Income before cumulative effect of change in accounting principle was $15.9 million in fiscal 1998,compared to $0.1 million in fiscal 1997. Income before cumulative effect of change in accounting principle was $4.5 million higher in fiscal 1998 than in 1997, before the 1997 one-time charge of $18.3 million, ($11.3 million after income taxes) for an increase of 39%. Diluted earnings per share before the cumulative effect of change in accounting principle was $1.03 in fiscal 1998, compared to a loss of $0.01 for fiscal 1997. Fiscal 1997 diluted earnings per share, before the one-time charge, was $0.76.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

In fiscal 1998,the Company adopted SOP 98-5. The adoption of SOP 98-5 resulted in a one-time charge of $6.6 million, net of income taxes, and after deducting the portion applicable to minority shareholders of Wackenhut Corrections Corporation. On a diluted basis, the cumulative effect of the change in accounting principle was $0.44 per share.

NET INCOME

Net income was $9.3 million for fiscal 1998, or $0.63 basic earnings per share, as compared to $0.1 million, or $0.01 per share for fiscal 1997. Earnings per share on a diluted basis was $0.59 in fiscal 1998 compared to a loss of $0.01 per share for fiscal 1997, as explained in more detail in Note 16 to the Consolidated Financial Statements.

FISCAL 1997 COMPARED WITH FISCAL 1996

REVENUES

Fiscal 1997 consolidated revenues increased $220.8 million or 24% over fiscal 1996.

SECURITY SERVICES BUSINESS

Fiscal 1997 security services business revenues increased $61.0 million or 8% to $829.0 million from $768.0 million in fiscal 1996.

NORTH AMERICAN OPERATIONS

Revenues of North American Operations increased $47.3 million, or 7%, to $711.8 million in fiscal 1997 from $664.5 million in fiscal 1996. Within North American Operations, revenues from commercial accounts represented approximately 59% of total revenues of the group in fiscal 1997 versus 57% in fiscal 1996. Revenues from government/regulated industries represented the other portion of revenues. Commercial account revenues increased 11% in fiscal 1997 over fiscal 1996, primarily due to the continued success of the group in developing its client base of national accounts, which increased 13% over the prior year, and marketing its higher level of quality security services of the Custom Protection Officer(R)(CPO), which increased 35% this year as compared to last year. Revenues of government and regulated industries increased 2% in fiscal 1997 over fiscal 1996.

INTERNATIONAL OPERATIONS

International Operations' revenues increased $13.7 million, or 13%, to $117.2 million in fiscal 1997 from $103.5 million in fiscal 1996. Revenues in Latin America and Europe continued to increase principally through expansion of the core businesses and diversification of services. In December 1997,the Company sold its Australian security subsidiary, which had revenues of $13.8 million in fiscal 1997 and $13.7 million in 1996.

CORRECTIONAL BUSINESS

Fiscal 1997 correctional business revenues increased $69.1 million, or 50%, to $206.9 million in fiscal 1997 from $137.8 million in fiscal 1996. The increase, which reflects the dramatic growth in the industry, was due principally to the opening of seven domestic facilities and six foreign facilities. Design capacity of facilities in operation increased by 8,485 beds, or 69%, to 20,720 beds at year-end, up from 12,235 beds at the beginning of the year. Occupancy increased to 97.2% of capacity in fiscal 1997 from 96.8% in fiscal 1996, and total compensated resident days increased 45% to 5.2 million at the end of fiscal 1997 from 3.6 million for fiscal 1996.

FLEXIBLE STAFFING SERVICES

Flexible Staffing Services was started in the third quarter of 1996,and in May 1997, the Company acquired the business and certain assets of the King Companies. Staffing Services revenues were $90.9 million for fiscal 1997. In December 1997, the Company acquired the business and substantially all of the assets of PEM.

The operating results of the Company included the results of operations of the King Companies since May 1997 and PEM since December 22, 1997. PEM had revenues of approximately $200 million for its fiscal 1997. The Company intends to continue developing the staffing services business through internal growth and acquisitions.*

OPERATING INCOME

Fiscal 1997 consolidated operating income was $3.3 million versus $16.3 million in fiscal 1996. Before the one-time charges, fiscal 1997 operating income of $21.6 million was $4.5 million, or 26%, higher than fiscal 1996 operating income of $17.1 million.

SECURITY SERVICES BUSINESS

Fiscal 1997 security services business operating income of $20.3 million increased $1.6 million, or 8%, from $18.7 million in fiscal 1996.

NORTH AMERICAN OPERATIONS

North American operating income remained essentially flat. However, operating results for the second half of 1996, benefited from a one-time reduction ("holiday") in health insurance costs and adjustments to insurance accruals of approximately $0.8 million.

INTERNATIONAL OPERATIONS

As previously discussed, the Company sold its Australian security business and certain related assets in January 1998. The operating loss of Wackenhut of Australia was $1.6 million in fiscal 1997 and $2.5 million in fiscal 1996. International Operations operating income increased $1.4 million to $0.2 million in fiscal 1997 from a loss of $1.3 million in fiscal 1996. Excluding the loss of Wackenhut of Australia, International Operations operating income was $0.5 million, or 44% higher in fiscal 1997 versus fiscal 1996. The operating income of subsidiaries in Latin American and Europe continued to show significant improvements as a result of increases in the core security business and diversification into other security-related services.

CORRECTIONAL BUSINESS

Fiscal 1997 operating income from the correctional business increased $6.8 million, or 70%, to $16.5 million from $9.7 million in fiscal 1996. Operating margin improved 0.9% as a percentage of revenues from 7.1% in fiscal 1996 to 8.0% in fiscal 1997. The improved results are attributable principally to increased profit contribution from new facilities, increased utilization of existing facilities and continued leveraging of overhead.

FLEXIBLE STAFFING SERVICES

Flexible Staffing Services operating loss was $0.3 million in fiscal 1997,its first full year of operations, compared to a loss of $365,000 in fiscal 1996.

CORPORATE EXPENSES AND INFORMATION SYSTEMS

The increase in corporate expenses resulted principally from an increase in information technology costs in fiscal 1997 compared to fiscal 1996,as the Company redesigns its systems hardware and software architecture. In addition, there was an increase in personnel related costs attributable to the return to fully-staffed levels after the relocation of the headquarters facility.

During the current year, management reviewed the information systems requirements of the Company and determined that the investment in deferred information systems costs was impaired. Consequently, the Company wrote off its investment in deferred information systems costs in the fourth quarter of 1997. In addition, management developed a plan to address its future information systems needs and the Year 2000 issue.

EBITDA
Fiscal 1997 EBITDA, defined as earnings before interest expense, income taxes, depreciation and amortization, was $20.8 million versus $30.1 million in fiscal 1996. Adjusted EBITDA, which excludes the one-time charges for both years, increased 26%,or $8.2 million, to $39.1 million from $30.9 million in fiscal 1996. As a percentage of revenues, Adjusted EBITDA improved to 3.5% from 3.4%. Neither EBITDA nor Adjusted EBITDA represents cash flow from operations as defined by generally accepted accounting principles.

OTHER INCOME/EXPENSE

Other income increased $1.1 million to $2.7 million in fiscal 1997 from $1.6 million in fiscal 1996, primarily due to the decrease in interest expense of $1.2 million. Borrowings under the accounts receivable securitization and revolving credit facilities were at a minimum during 1997, as cash from operations and cash proceeds from the 1996 public offerings of the Company and Wackenhut Corrections were used for acquisitions, start-up and construction of new facilities.

INCOME BEFORE INCOME TAXES

Fiscal 1997 income before income taxes was $6.0 million, after deducting the one-time charge of $18.3 million, compared to $17.9 million in fiscal 1996. Before the one-time charge, income before income taxes was $24.3 million in fiscal 1997, compared to $17.9 million in fiscal 1996 for an increase of $6.5 million, or 36%.

INCOME TAXES

The combined federal and state effective income tax rate was 37.7% for fiscal 1997 and 35.3% for fiscal 1996. The higher effective rate in fiscal 1997 was due to decreases in the utilization of capital loss carryforwards and tax exempt income of the reinsurance subsidiary.

MINORITY INTEREST EXPENSE

Minority interest expense (net of income taxes) increased to $5.7 million in 1997 from $4.1 million in 1996, reflecting principally the increase in earnings of Wackenhut Corrections Corporation.

EQUITY INCOME OF FOREIGN AFFILIATES

Equity income of foreign affiliates (net of income taxes) increased $0.5 million, or 28%, to $2.1 million in fiscal 1997 from $1.6 million in fiscal 1996, primarily due to an increase in the income of the joint venture of Wackenhut Corrections in the United Kingdom.

NET INCOME

Net Income was $0.1 million for fiscal 1997, or $0.01 per share, as compared to $9.1 million, or $0.66 per share for fiscal 1996. Earnings per share on a diluted basis was a loss of $0.01 in fiscal 1997 compared to earnings per share of $0.65 for fiscal 1996. Net income for fiscal 1997 was reduced by the one-time charge of $11.3 million after income taxes, or $0.76 per share.


* Refer to notice regarding forward-looking statements on page 21.

The Wackenhut Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(in millions except per share data)

FISCAL YEARS ENDED JANUARY 3, 1999, DECEMBER 28, 1997, and DECEMBER 29, 1996

                                                                                  1998                1997              1996
                                                                               -----------        ------------        ----------
REVENUES                                                                       $   1,755.1        $    1,126.8        $    906.0
                                                                               -----------        ------------        ----------
OPERATING EXPENSES
     Payroll and related taxes                                                     1,359.5               835.7             657.3
     Other operating expenses                                                        345.7               252.0             217.8
     Depreciation                                                                      7.0                 6.4               4.7
     Amortization                                                                     10.5                11.1               9.1
     One-time charges and impairment of assets                                                            18.3               0.8
                                                                               -----------        ------------        ----------
OPERATING INCOME                                                                      32.4                 3.3              16.3
                                                                               -----------        ------------        ----------
OTHER INCOME (EXPENSE)
     Interest expense                                                                 (2.8)               (1.5)             (2.7)
     Interest and investment income                                                    5.0                 4.2               4.3
                                                                               -----------        ------------        ----------
INCOME BEFORE INCOME TAXES                                                            34.6                 6.0              17.9

INCOME TAXES                                                                          13.7                 2.3               6.3

MINORITY INTEREST, NET OF INCOME TAXES OF $5.5, $3.8, AND $2.3                         8.5                 5.7               4.1

EQUITY INCOME OF FOREIGN AFFILIATES, NET OF INCOME TAXES OF
   $2.3, $1.4, AND $1.0                                                               (3.5)               (2.1)             (1.6)
                                                                               -----------        ------------        ----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                     15.9                 0.1               9.1

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note 2)                           6.6                   -                 -
                                                                               -----------        ------------        ----------
NET INCOME                                                                     $       9.3          $      0.1        $      9.1
                                                                               ===========        ============        ==========
EARNINGS (LOSS) PER SHARE:
     Basic

        Income before cumulative effect of change in accounting principle      $      1.07          $     0.01        $     0.66

        Cumulative effect of change in accounting principle                    $     (0.44)         $        -        $        -
                                                                               -----------        ------------        ----------
        Net income                                                             $      0.63          $     0.01        $     0.66

     Diluted

        Net income before cumulative effect of change in
          accounting principle                                                 $      1.03          $   (0.01)        $     0.65

        Cumulative effect of change in accounting principle                    $     (0.44)                 -                  -
                                                                               -----------        ------------        ----------
        Net income                                                             $      0.59          $   (0.01)        $     0.65

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING                                             14.8               14.7               13.7

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING                                           15.1               14.7               13.9
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

The Wackenhut Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in millions except share data)

JANUARY 3, 1999 and DECEMBER 28, 1997

                                                                                                              1998          1997
                                                                                                              ----          ----
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                                             $    43.5     $    45.2
     Accounts receivable, less allowance for doubtful accounts of $4.7 and $2.7                                167.8         171.4
     Inventories                                                                                                14.5          10.2
     Deferred taxes                                                                                              7.4           3.5
     Prepaid expenses                                                                                           10.2           9.1
     Other                                                                                                      12.3          12.5
                                                                                                           ---------     ---------
                                                                                                               255.7         251.9

NOTES RECEIVABLE                                                                                                 0.6           0.7
                                                                                                           ---------     ---------

MARKETABLE SECURITIES AND CERTIFICATES OF DEPOSIT                                                               18.5           7.8
                                                                                                           ---------     ---------

PROPERTY AND EQUIPMENT,  - at cost                                                                              79.5          72.2
                         - accumulated depreciation                                                            (19.6)        (15.8)
                                                                                                           ---------     ---------

                                                                                                                59.9          56.4

DEFERRED TAXES                                                                                                  12.2           0.4
                                                                                                           ---------     ---------

OTHER ASSETS
     Intangibles                                                                                                56.0          47.2
     Investment in and advances to foreign affiliates, at cost                                                  36.7          20.6
     Deferred start-up costs                                                                                      --          14.4
     Other                                                                                                      13.4           5.0
                                                                                                           ---------     ---------
                                                                                                               106.1          87.2
                                                                                                           ---------     ---------
                                                                                                           $   453.0     $   404.4
                                                                                                           ---------     ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Notes payable and current portion of lease obligation                                                 $     1.4     $     2.5
     Accounts payable                                                                                           40.2          38.7
     Accrued payroll and related taxes                                                                          70.1          52.5
     Accrued expenses                                                                                           57.0          41.4
                                                                                                           ---------     ---------
                                                                                                               168.7         135.1
                                                                                                           ---------     ---------

RESERVES FOR LOSSES - casualty reinsurance subsidiary                                                           50.8          45.8
                                                                                                           ---------     ---------

LONG-TERM DEBT                                                                                                   3.3          13.3
                                                                                                           ---------     ---------

DEFERRED REVENUE                                                                                                16.7            --
                                                                                                           ---------     ---------

OTHER                                                                                                           16.7          15.5
                                                                                                           ---------     ---------

COMMITMENTS AND CONTINGENCIES (note 17)

MINORITY INTEREST                                                                                               47.6          47.9
                                                                                                           ---------     ---------

SHAREHOLDERS' EQUITY
     Preferred stock, 10 million shares authorized                                                                --            --
     Common stock, $.10 par value, 50 million shares authorized
     Series A, 3.9 million issued and outstanding                                                                0.4           0.4
     Series B, 11.1 million issued and outstanding                                                               1.1           1.1
     Additional paid-in capital                                                                                125.5         125.2
     Retained earnings                                                                                          32.5          27.6
     Accumulated other comprehensive income (loss)                                                              (7.3)         (6.4)
     Treasury stock at cost, .2 and .1 million of Series B shares                                               (3.0)         (1.1)
                                                                                                           ---------     ---------
                                                                                                               149.2         146.8
                                                                                                           ---------     ---------
                                                                                                           $   453.0     $   404.4
                                                                                                           ---------     ---------


  The accompanying notes to consolidated financial statements are an integral part of these statements.

The Wackenhut Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

FISCAL YEARS ENDED JANUARY 3, 1999, DECEMBER 28, 1997, and DECEMBER 29, 1996

                                                                                      1998         1997       1996
                                                                                      ----         ----       ----
CASH FLOWS PROVIDED BY (USED IN):
OPERATING ACTIVITIES
     Net income                                                                     $    9.3     $   0.1     $   9.1
     Adjustments -
          Cumulative effect of accounting change                                         6.6          --          --
          One-time charges and impairment of assets                                       --        18.3          --
          Depreciation expense                                                           7.0         6.4         4.7
          Amortization expense                                                          10.5        11.1         9.1
          Provision for bad debts                                                        3.0         0.9         1.4
          Equity income, net of dividends                                               (5.7)       (3.3)       (2.1)
          Minority interests in net income                                              14.0         9.6         6.5
          Other                                                                         (0.7)       (2.5)       (0.5)
     Changes in assets and liabilities, net of acquisitions and divestitures
       (Increase) Decrease in assets:
          Accounts receivable                                                          (50.6)      (33.7)      (20.6)
          Inventories                                                                  (11.0)       (5.7)       (7.3)
          Prepaid expenses                                                              (1.1)        0.4        (5.4)
          Other current assets                                                          (5.0)       (4.5)        6.1
          Deferred taxes                                                               (15.6)       (3.7)        5.9
          Other                                                                         (7.8)       (1.7)       (0.4)
       Increase (Decrease) in liabilities:
          Accounts payable and accrued expenses                                         23.1        33.9        (2.7)
          Accrued payroll and related taxes                                             17.6        12.8         5.4
          Reserves for losses of casualty reinsurance subsidiary                         5.0         2.0         3.7
          Deferred taxes                                                                  --        (1.2)        1.0
          Other                                                                          1.2         3.5         0.9
                                                                                    --------     -------     -------
     Net Cash (Used In) Provided By Operating Activities                                (0.2)       42.7        14.8
                                                                                    --------     -------     -------
INVESTING ACTIVITIES
     Net proceeds from sale of prison facilities to CPV (note 10)                       41.8          --          --
     Net proceeds from public offerings of subsidiary's common stock                      --          --        51.6
     Net proceeds from exercise of stock options of subsidiary                            --         1.6         0.8
     Proceeds from notes receivable                                                       --         9.5          --
     Payments for acquisitions, net of cash acquired                                    (8.1)      (30.1)      (13.7)
     Investment in and advances to foreign affiliates and joint ventures               (10.9)       (3.3)       (0.7)
     Capital expenditures                                                              (33.9)      (27.7)      (19.9)
     Sales of marketable securities                                                     17.4        31.5        25.6
     Purchases of marketable securities                                                (28.1)      (23.9)      (34.7)
     Deferred charges                                                                   (7.7)      (12.4)       (6.2)
                                                                                    --------     -------     -------
     Net Cash (Used In) Provided By Investing Activities                               (29.5)      (54.8)        2.8
                                                                                    --------     -------     -------

FINANCING ACTIVITIES
     Net proceeds from public offering of company's common stock                          --          --        54.0
     Net proceeds from exercise of stock options of subsidiary                           1.8          --          --
     Proceeds from the exercise of stock options                                         0.9         1.1         1.1
     Proceeds from issuance of debt                                                    294.5        51.7        11.1
     Payments on debt                                                                 (305.7)      (43.3)      (11.8)
     Dividends paid                                                                     (4.4)       (3.8)       (3.5)
     Proceeds from sales (payments for repurchases) of accounts receivable              53.0          --       (35.0)
     Purchase of treasury stock of subsidiary                                           (8.9)         --          --
     Purchase of treasury stock                                                         (1.9)         --        (1.1)
                                                                                    --------     -------     -------
     Net Cash Provided By Financing Activities                                          29.3         5.7        14.8
                                                                                    --------     -------     -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                 (1.3)       (1.2)        0.2
                                                                                    --------     -------     -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (1.7)       (7.6)       32.6
CASH AND CASH EQUIVALENTS, at beginning of year                                         45.2        52.8        20.2
                                                                                    --------     -------     -------
CASH AND CASH EQUIVALENTS, at end of year                                           $   43.5     $  45.2     $  52.8
                                                                                    --------     -------     -------
SUPPLEMENTAL DISCLOSURES:
    Cash paid during the year for - interest                                        $    2.8     $   1.5     $   2.8
                                  - income taxes                                        18.4         2.4         3.4
Non-cash financing and investing activities:
          Common stock issued in acquisition                                              --         0.8          --
          Impact on equity from tax benefit related to the exercise of options
              issued under the Company's non-qualified stock option plan                 0.3         0.5         0.5

           The accompanying notes to consolidated financial statements are an integral part of these statements.

The Wackenhut Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (in millions)

FISCAL YEARS ENDED JANUARY 3, 1999, DECEMBER 28, 1997, and DECEMBER 29, 1996

                                                      Common Stock
                                                     Par Value $.10    Additional                         Foreign       Total
                                                  -------------------    Paid-in   Retained   Treasury    Currency    Shareholders'
                                                  Series A   Series B    Capital   Earnings    Stock     Translation    Equity
                                                  ---------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                           $ 0.4      $ 0.8     $  39.6    $  25.7               $  (3.7)      $  62.8
Proceeds from stock offering                                    0.3        53.8                                           54.1
Proceeds from the exercise of stock options                                 2.0                                            2.0
Increase due to public offerings of subsidiary's
   common stock and exercise of stock options                              24.8                                           24.8
Tax benefit related to employee stock options                               0.5                                            0.5
Purchase of Treasury Stock                                                                   $  (1.1)                     (1.1)
Dividends                                                                             (3.5)                               (3.5)
Comprehensive income
   Net Income                                                                          9.1
   Change in foreign currency translation,
      net of income tax benefits of $.2 million                                                             (0.5)
Total comprehensive income                                                                                                 8.6
                                                  ---------------------------------------------------------------------------------
BALANCE, DECEMBER 29, 1996                            0.4        1.1      120.7       31.3      (1.1)       (4.2)        148.2
Proceeds from the exercise of stock options                                 1.1                                            1.1
Common stock issued in acquisition                                          0.8                                            0.8
Increase due to subsidiary's exercise of
   stock options                                                            2.1                                            2.1
Tax benefit related to employee stock options                               0.5                                            0.5
Dividends                                                                             (3.8)                               (3.8)
Comprehensive income
   Net Income                                                                          0.1
   Change in foreign currency translation,
      net of income tax benefits of $1.4 million                                                            (2.2)
Total comprehensive income (loss)                                                                                         (2.1)
                                                  ---------------------------------------------------------------------------------
BALANCE, DECEMBER 28, 1997                            0.4        1.1      125.2       27.6      (1.1)       (6.4)        146.8
Proceeds from the exercise of stock options                                 0.9                                            0.9
Increase due to subsidiary's exercise of
   stock options                                                            3.9                                            3.9
Decrease due to subsidiary's purchase of
   treasury stock                                                          (4.8)                                          (4.8)
Tax benefit related to employee stock options                               0.3                                            0.3
Purchase of treasury stock                                                                      (1.9)                     (1.9)
Dividends                                                                             (4.4)                               (4.4)
Comprehensive income
   Net Income                                                                          9.3
   Change in foreign currency translation,
      net of income tax benefits of $.6 million                                                             (0.9)
Total comprehensive income                                                                                                 8.4
                                                  ---------------------------------------------------------------------------------
BALANCE, JANUARY 3, 1999                            $ 0.4     $ 1.1     $ 125.5     $ 32.5    $ (3.0)     $ (7.3)      $ 149.2
                                                  ---------------------------------------------------------------------------------

           The accompanying notes to consolidated financial statements are an integral part of these statements.

The Wackenhut Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(Tabular information in millions except share and per share data)

For the Fiscal Years Ended January 3, 1999, December 28, 1997, and December 29, 1996

(1)GENERAL

The Wackenhut Corporation, a Florida corporation, and subsidiaries (the "Company"), including Wackenhut Corrections Corporation ("WHC"), a 55% owned subsidiary, is a major provider of business services which include security-related and other support services to business and government, a leading developer and manager of privatized correctional and detention facilities, and a provider of employee leasing and temporary staffing. The Company operates on a worldwide basis with domestic and international operations.

(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal year 1998 included 53 weeks. Fiscal years 1997 and 1996 each included 52 weeks.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in 20 percent to 50 percent owned affiliates are accounted for under the equity method. All significant intercompany transactions and balances have been eliminated in consolidation. For segment reporting, the accounts of the Company's captive insurance company have been included in unallocated corporate expenses.

Certain prior year amounts have been reclassified to conform with the current year's presentation.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, other receivables, notes receivable, notes payable, accounts payable and long-term debt approximates fair value. Marketable securities are classified as available-for-sale. Realized gains and losses from the sale of securities are based on specific identification of the security.

CASH AND CASH EQUIVALENTS

The Company classifies as cash equivalents all interest-bearing deposits or investments with original maturities of three months or less.

INVENTORIES

Food, alarm systems and electronics inventories are carried at the lower of cost or market, on a first-in first-out basis. Uniform inventories are carried at amortized cost.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of related assets. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

LONG-LIVED ASSETS

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," requires that long-lived assets, including certain identifiable intangibles, and the goodwill related to those assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Management has reviewed the Company's long-lived assets and has determined that there are no events requiring impairment loss recognition, other than those disclosed.

INTANGIBLES AND DEFERRED START-UP COSTS

Intangibles include goodwill and the fair market value of contracts purchased in acquisitions. Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and contract values are amortized on a straight-line basis over 10 to 30 years.

Through December 28, 1997, project development costs consisting of direct and incremental costs paid to unrelated third parties that were directly associated with a specific anticipated contract were deferred until the anticipated contract had been awarded. At the time the contract was awarded to the Company, the deferred project development costs were either capitalized as part of the property and equipment or were amortized over five years as project development costs. Internal costs associated with securing new contracts are expensed as incurred. Project development costs were charged to general and administrative expenses when the success of obtaining a new contract was considered doubtful.

Also through December 28, 1997, deferred start-up costs, which consist of costs of initial employee training, travel and other direct expenses primarily incurred in connection with the opening of new correctional facilities, were previously capitalized and amortized on a straight-line basis over the lesser of the initial term of the contract plus renewals or five years.

During the fourth quarter of 1998, the Company adopted AICPA Statement of Position 98-5 ("SOP 98-5"), "Accounting for Costs of Start-up Activities." SOP 98-5 requires the expensing of start-up costs, defined as pre-opening, pre-operating and pre-contract type costs. The adoption of SOP 98-5, which was applied retroactively to the first quarter of 1998, resulted in a one-time charge of $6.6 million, net of income taxes and after deducting the portion applicable to minority shareholders of Wackenhut Corrections Corporation. On a diluted basis, the cumulative effect of change in accounting principle was $0.44 per share.

DEFERRED SOFTWARE AND DEVELOPMENT COSTS

The Company capitalizes purchased software which is ready for service and certain development costs related to the design and implementation of purchased and internally developed information systems software with a useful life of more than one year. Upon implementation of the software, deferred computer software costs will be amortized using the straight line method over the expected useful life of the product, not to exceed five years. The costs of computer software upgrades and maintenance are expensed as incurred.

DEFERRED REVENUE

Deferred revenue represents the unamortized net profit of the sale of properties by WHC to Correctional Properties Trust ("CPV"), a Maryland real estate investment trust. These properties were then leased back by CPV to WHC. Deferred revenue is being amortized over the lives of the leases and is recognized in income as a reduction of rental expense.

FOREIGN CURRENCY TRANSLATION

The Company's foreign operations use the local currency as their functional currency. Assets and liabilities of the operations (except for countries with highly inflationary economies) are translated at the exchange rates in effect on the balance sheet date. Income statement items (except for countries with highly inflationary economies) are translated at the average exchange rates for the reporting period. The impact of these currency fluctuations is included in shareholders' equity as the component of accumulated other comprehensive income
(loss). The financial statements of subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of these local currencies into U.S. dollars creates translation adjustments which are included in the statements of income.

REVENUES

Revenue is recognized as services are provided. During fiscal years 1998, 1997 and 1996, revenue from one customer, the U.S. Department of Energy, accounted for approximately 7%, 11% and 15%, respectively, of the Company's consolidated revenues.

INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined on the estimated future tax effects of differences between the financial reporting and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the asset or liability from year to year.

MINORITY INTEREST

The minority interest expense represents principally the separate public ownership in WHC, as listed on the New York Stock Exchange, and the ownership by foreign investors in several subsidiaries of Wackenhut International, Incorporated.

EARNINGS PER SHARE

In 1997, the Company adopted SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. In the computation of diluted earnings per share, net income is reduced by the dilutive effect of WHC's stock options and dividing the result by the weighted-average number of common shares outstanding of all potential dilutive common stock equivalents.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Management believes the impact of adopting this statement in 2000 will not have a material impact upon the Company's results of operations or financial position.

(3)ACQUISITIONS

In November 1998, the Company purchased certain assets and assumed certain liabilities of Sharp Services, Inc. and Advantage Temporary Services, Inc., for an initial payment of $8.1 million in cash, with a contingent cash payment, payable no later than May 2001, subject to adjustments based on actual workers' compensation claims. In no event will the total purchase price exceed $10 million. The acquisitions were accounted for under the purchase method, and the Company recorded approximately $5.4 million of goodwill which is being amortized on a straight-line basis over 30 years.

In December 1997, the Company purchased certain assets and assumed certain liabilities of Professional Employee Management, Inc., a professional employer organization in Sarasota, Florida for an initial payment of $18.9 million in cash, together with a series of contingent earn-out payments which will become payable either in cash or shares of the Company's series B Common Stock (at the option of the Company) based on performance. In 1998, the Company recorded an additional $4.1 million liability under the contingent earn-out, which will be paid out in cash subsequent to January 3, 1999. In no event will the total purchase price exceed $50.7 million. The acquisition was accounted for under the purchase method, and to date the Company has recorded $21.7 million of goodwill, which is being amortized on a straight-line basis over 30 years.

In May 1997, the Company purchased the King Companies of Jacksonville, Florida, a professional employer organization and temporary employment business, for approximately $10.7 million in cash and $0.8 million of shares of Wackenhut Series B (non-voting) common stock. The acquisition of the King Companies was accounted for under the purchase method. The Company recorded approximately $11.3 million of goodwill which is being amortized on a straight-line basis over 30 years.

The results of operations for Sharp, Advantage, PEM and the King Companies have been included in the Company's consolidated financial statements from the date of acquisition. The following unaudited pro forma information combines the consolidated results of operations of the Company, Sharp, Advantage, PEM and the King Companies as if the acquisitions had occurred at the beginning of the periods presented.

                                                  1998          1997
--------------------------------------------------------------------------------

Pro forma revenues                           $   1,771.9    $   1,366.1
Pro forma net income                                 9.8            1.4
   Pro forma per share - basic                      0.66           0.09
   Pro forma per share - diluted                    0.63           0.08
--------------------------------------------------------------------------------

The unaudited pro forma results have been prepared for comparative purposes only, after the cumulative effect of change in accounting principle in 1998 and one-time charges in 1997, and include adjustments for additional amortization expense as a result of goodwill and the related income tax effects. The pro forma results may not be indicative of results that would have occurred had the combination been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

(4)PROPERTY AND EQUIPMENT

Property and equipment consist of the following at fiscal year end:

                                  Years     1998        1997
--------------------------------------------------------------------------------

Land                                       $   2.6    $   5.1
Buildings and improvements      20 to 40      15.8       40.9
Equipment                       3 to 20       26.9       15.2
Furniture and fixtures          3 to 20        6.6        6.4
Automobiles                         3          6.3        4.6
Construction in progress                      21.3
                                          --------    -------
                                           $  79.5    $  72.2
--------------------------------------------------------------------------------

(5)WHOLLY OWNED CASUALTY REINSURANCE SUBSIDIARY

The Company has a wholly owned casualty insurance subsidiary which reinsures a portion of the Company's workers' compensation and general and automobile liability insurance. Incurred losses are recorded as reported. Provision is made to cover losses incurred but not reported. Loss reserves are computed based on actuarial studies and, in the opinion of management, are adequate. A summary of operations for the last three fiscal years is as follows:

                                 1998          1997          1996
--------------------------------------------------------------------------------
Intercompany premiums         $    27.2     $    20.7     $    18.6
Loss expense                      (26.0)        (21.2)        (19.1)
                              ---------     ---------     ---------
Underwriting gain (loss)            1.2          (0.5)         (0.5)
Investment income                   3.1           2.9           2.7
                              ---------     ---------     ---------
                              $     4.3     $     2.4     $     2.2
--------------------------------------------------------------------------------

Marketable securities and certificates of deposit, carried at fair value, consisted of the following at January 3, 1999 and December 28, 1997:

                               1998                        1997
--------------------------------------------------------------------------------
                      Fair Value      Cost       Fair Value       Cost
--------------------------------------------------------------------------------

Municipal Bonds       $   6.8       $   6.8        $  3.2       $  3.2
Government Bonds          2.5           2.5           3.5          3.5
Preferred Stock           9.2           9.2           1.1          1.1
                      -------       -------        ------       ------
                      $  18.5       $  18.5        $  7.8       $  7.8
--------------------------------------------------------------------------------

The Company has placed in trust, in favor of certain insurance companies, its marketable securities and $11.6 million in cash and cash equivalents, and has issued irrevocable standby letters of credit for $21.4 million. Municipal bonds mature from 2018 to 2026 and government bonds mature in periods ranging from 3 to 25 years. At January 3, 1999, the Company's reinsurance subsidiary has specific restrictions on future purchases of marketable securities, and on withdrawals from the trust.

(6)INVESTMENT IN AFFILIATES

Equity in undistributed earnings of foreign affiliates approximated $14.0 million and $8.8 million at January 3, 1999 and December 28, 1997, respectively, and is included in "Investments in and advances to foreign affiliates." The following is a summary of condensed unaudited information pertaining to foreign affiliates:


--------------------------------------------------------
Balance sheet items as of January 3, 1999
     Current assets                             $   57.4
     Noncurrent assets                              49.1
     Current liabilities                            48.5
     Noncurrent liabilities                         18.6
     Minority interest liability                     0.2
Income statement items for the fiscal year
ended January 3, 1999
     Revenues                                   $  229.9
     Operating income                               16.3
     Net income before taxes                        15.2
--------------------------------------------------------

(7)INTANGIBLES AND DEFERRED START-UP COSTS

Intangibles and deferred start-up costs at January 3, 1999 and December 28, 1997 consist of the following and reflects the adoption of SOP 98-5:

                                    1998       1997
----------------------------------------------------

Goodwill                          $  45.2    $  34.2
Contract value                       15.6       15.6
Deferred start-up costs                         21.6
Other                                 3.2        2.1
                                  -------    -------
                                     64.0       73.5
Accumulated amortization:
     Goodwill                         3.5        1.6
     Deferred start-up costs                     7.2
     Other                            4.5        3.1
                                  -------    -------
Total                                 8.0       11.9
                                  -------    -------
                                  $  56.0    $  61.6
----------------------------------------------------

(8)ONE-TIME CHARGE

During the fourth quarter of 1997, the Company recognized a one-time pretax charge of $18.3 million ($11.3 million after income taxes, or $0.76 per share). The one-time charge included a loss of $6 million ($3.8 million after income taxes) on the sale of the Company's Australian security subsidiary. In addition, deferred information systems costs, related to the Company's former information systems, and certain domestic and international investments were identified by the Company as impaired as a result of the Company's strategic review process and updated analysis, resulting in a write-off of $12.3 million ($7.4 million after income taxes).

(9)NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consists of the following:

                                                 1998         1997
------------------------------------------------------------------

Revolving loan -
   5.4% in 1998 and 6.9% in 1997                 $  1.8    $  12.9
Lease obligation payable in installments
   through 2004 at a weighted average
   rate of 4.5%                                     1.8
Other debt principally related to Wackenhut
   Corrections, North American operations,
   and international subsidiaries                   0.1        0.4
                                                 ------    -------
Total                                               3.7       13.3
Less current portion of lease obligation            0.4
                                                 ------    -------
Total                                            $  3.3    $  13.3
------------------------------------------------------------------

On December 30, 1997, the Company entered into a revolving credit agreement under which the Company may borrow up to $40 million. As of January 3, 1999, the unused portion of the revolving line of credit was $14 million, after deducting $24.2 million in outstanding letters of credit. In February 1999, the Company amended its revolving credit agreement under which up to $65 million may be borrowed. The interest payable is, at the Company's option, a function of the applicable LIBOR or certificate of deposit rates and at January 3, 1999, the interest rate was 5.4%. The agreement requires, among other things, that the Company maintain a minimum consolidated net worth, as defined, and limits certain payments and distributions. As of January 3, 1999, the Company was in compliance with the applicable loan covenants.

In December, 1997, the Company entered into a three-year agreement to sell, on an on-going basis, an undivided interest in a defined pool of eligible receivables up to a maximum of $60 million. In February 1999, the Company amended the agreement to increase the eligible receivables to a maximum of $75 million. The costs associated with this program are based upon the purchasers' level of investment and cost of issuing commercial paper plus predetermined fees. Such costs are included in "Interest expense" in the consolidated statements of income. There were $53 million accounts receivable sold under this agreement at January 3, 1999 and none at December 28, 1997 and December 29, 1996.

The total amount available to the Company from its revolving credit and accounts receivable securitization facility is $140 million, as amended.

The Company has a demand operating line of credit with a Canadian bank with a maximum borrowing amount of $2.1 million. At January 3, 1999, the Company had short-term borrowings under this line of credit of $1 million for working capital purposes, bearing interest at the bank's prime lending rate of 6.8%. At December 31, 1997, the Company had an outstanding note payable of $2.5 million, bearing interest at an average rate of 7.2%, to meet working capital needs of an international subsidiary, which was paid off in 1998.

In June, 1997, Wackenhut Corrections entered into a $30 million revolving credit facility with a syndicate of banks, which includes a $5 million line of credit for the issuance of letters of credit. The interest payable is a function of the prime rate, federal funds rate or LIBOR, depending upon fixed charge coverage ratios. The facility also limits certain payments and distributions. As of January 3, 1999, no amounts were outstanding under this facility, but outstanding letters of credit amounted to $2.6 million.

The long-term portion of the capital lease obligation maturing during each of the four years after 1999 is $.4 million, $.4 million, $.5 million and $.1 million, respectively. All other long-term debt matures in 2000.

(10) SALE OF FACILITIES TO CORRECTIONAL PROPERTIES TRUST

On April 28 1998, Correctional Properties Trust ("CPV"), a Maryland real estate investment trust, sold 6.2 million shares of common stock at $20.00 per share in an initial public offering. Approximately $113 million of the net proceeds of the offering were used to acquire eight correctional and detention facilities operated by WHC. WHC received approximately $42 million for the three facilities owned by it and for the rights to acquire four of the other five facilities, and realized a profit on the sale of approximately $18 million to WHC which is being amortized over the ten-year lease term. The eighth facility was purchased directly from the government entity. The deferred unamortized net profit at January 3, 1999, is $15.8 million with $1.7 million short-term, included with accrued expenses, and $14.1 million long-term excluding the long-term portion of deferred development fee revenue. Subsequent to the purchase, CPV is leasing these eight facilities to WHC. As the lease agreements are subject to contractual lease increases, the Company records operating lease expense for these leases on a straight-line basis over the term of the leases. CPV also was granted the option to acquire three additional correctional facilities currently under development by WHC and the fifteen-year right to acquire and lease back future correctional and detention facilities developed or acquired by WHC. The Company recorded net rental expense related to CPV in 1998 of $6.9 million.

On October 30, 1998, CPV acquired the completed portion of the ninth facility for $26.0 million. Simultaneous with the purchase, the Company entered into a ten-year lease of the facility from CPV. The future minimum lease commitments under the leases for these nine facilities are as follows:

Year                 Annual Rental
----------------------------------
1999                 $    13.5
2000                      13.9
2001                      14.1
2002                      14.1
2003                      14.1
Thereafter                57.2
                          ----
                     $   126.9
----------------------------------

(11) PREFERRED, COMMON AND TREASURY STOCK

The Board of Directors has authorized 10 million shares of preferred stock.

In early 1996, the Board of Directors increased the authorized shares of the Company's common stock from 20 million shares to 50 million shares, with 3.9 million shares to be designated as series A common stock and 46.1 million shares to be designated as series B common stock.

During the second quarter of 1996, the Company sold 2.5 million shares of its series B common stock in connection with a public offering at a price of $23.50 per share, before deducting underwriting discounts and commissions and estimated offering expenses.

During the second quarter of 1997, the Company issued 69.2 thousand shares of its series B common stock in connection with the acquisition of the King Companies at a price of $12.15 per share.

The Board of Directors of the Company and of Wackenhut Corrections authorized the repurchase, at the discretion of each company's senior management, of up to
0.5 million shares of series B common stock and 0.5 million shares of Wackenhut Corrections common stock, respectively. The Company's repurchases of shares of common stock are recorded as treasury stock and result in a reduction of share-holders' equity. Wackenhut Corrections' repurchases of shares of common stock are recorded as a reduction to additional paid-in capital and minority interest. As of January 3, 1999, the Company had bought back 196,400 shares of the Company's Series B common stock at an average price of $15.48, and Wackenhut Corrections purchased 453,500 shares of Wackenhut Corrections common stock at an average price of $19.52 per share. In February 1999, the Board of Directors of Wackenhut Corrections authorized, in addition to that previously authorized, the repurchase of up to 0.5 million shares of its common stock.

(12) STOCK INCENTIVE AND STOCK OPTION PLANS

Key employees of the Company and its subsidiaries are eligible to participate in the Key Employee Long-Term Incentive Stock Plan (incentive stock plan). Under the incentive stock plan, options for the Company's series B common stock are granted to participants as approved by the Nominating and Compensation Committee of the Company's Board of Directors (Committee). Under terms of the incentive stock plan, options are granted at prices not less than the fair market value at date of grant (or as otherwise determined by the Committee), become exercisable after a minimum of six months, and expire no later than ten years after the date of grant. The Committee may grant incentive stock options or non-qualified stock options. Options are subject to adjustment upon the occurrence of certain events, including stock splits and stock dividends. The incentive stock plan authorizes the Company to award or grant, from time to time, restricted stock and performance stock to key employees.

Nonemployee directors of the Company are eligible to participate in The Wackenhut Corporation nonemployee director stock option plan (directors' stock option plan). Under the directors' stock option plan, nonemployee directors are granted 2,000 stock options for series B common stock upon their election or re-election to the Board of Directors. Under terms of the directors' stock option plan, options are granted at the fair market value at date of grant, become exercisable at date of grant, and expire ten years after the date of grant.

At January 3, 1999, 1,320,184 shares of series B common stock were reserved for issuance, including 369,614 shares available for future grants or awards.

A summary of the status of the Company's stock option plans, including their weighted average option exercise price, as of January 3, 1999, December 28, 1997, and December 29, 1996 is presented below:

                                                 1998                         1997                         1996
-----------------------------------------------------------------------------------------------------------------------
                                        Shares         Price          Shares         Price         Shares         Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        668,693       $11.64          597,255       $ 9.75         557,818       $ 7.98
Options granted                         255,000        19.75          213,000        15.77         202,000        14.00
Options exercised                       (76,063)       11.71         (119,687)       10.56        (129,312)        8.50
Options forfeited                                                     (21,875)        6.16         (33,251)       10.69
                                        -------------------------------------------------------------------------------
Outstanding at end of year              847,630        14.06          668,693        11.64         597,255         9.75
                                        -------------------------------------------------------------------------------
Exercisable at year end                 847,630        14.06          638,693        11.30         597,255         9.75
                                        -------------------------------------------------------------------------------

Option groups outstanding at January 3, 1999 and related weighted average price and life information are as follows:

Grant                          Outstanding         Exercise       Remaining
Date                          & Exercisable         Price        Life (Years)
-----------------------------------------------------------------------------
04/30/94                         178,130            $ 6.16            5
01/28/95                         105,500            $10.80            6
01/31/96                         133,000            $14.00            7
01/28/97                         146,000            $15.25            8
08/09/97                          30,000            $18.94            8
01/27/98                         255,000            $19.75            9
-----------------------------------------------------------------------------

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has bee recognized for its stock option plans. Had compensation for the Company's stock-based compensation plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have decreased accordingly. Using the Black-Scholes option pricing model for all options granted after January 1, 1995, the Company's pro forma net income, pro forma net income per share and pro forma weighted average fair value of options granted, with related assumptions, are as follows:

                                         1998             1997           1996
--------------------------------------------------------------------------------
Pro forma basic net income            $      8.2      $     (0.6)       $  8.5
Pro forma basic earnings
  per share                           $     0.55      $    (0.04)       $ 0.62
Pro forma diluted net income          $      7.7      $     (0.7)       $  8.4
Pro forma diluted earnings
  per share                           $     0.51      $    (0.05)       $ 0.60
Pro forma weighted average
  fair value of options granted       $     6.94      $     5.65        $ 4.81
Risk-free interest rate               5.4% - 5.6%     5.9% - 6.3%          5.6%
Expected life (years)                          5               5             5
Expected volatility                         35.0%           36.0%         36.0%
Quarterly dividend                    $    0.075      $    0.065        $0.065
--------------------------------------------------------------------------------

(13) RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company has a noncontributory defined benefit pension plan covering certain of its executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. Currently, the plan is not funded. The Company purchases and is the beneficiary of life insurance policies for each participant enrolled in the plan.

The assumptions for the discount rate and the average increase in compensation used in determining the pension expense and funded status information are 6.0% and 4.0%, respectively.

Total pension expense for 1998, 1997, and 1996 was $0.58 million, $0.45 million, and $0.42 million, respectively. The present value of accumulated pension benefits at year end 1998, 1997 and 1996 was $3.03 million, $2.97 million, and $2.44 million, respectively and is included in "Other liabilities" in the accompanying consolidated balance sheets.

The Company has established non-qualified deferred compensation agreements with certain senior executives providing for fixed annual benefits ranging from $100,000 to $175,000 payable upon retirement at approximately age 60 for a period of 20 years. In the event of death before retirement, annual benefits are paid to beneficiaries for a period of 10 years. Currently, the plan is not funded. The Company purchases and is the beneficiary of life insurance policies for each participant enrolled in the plan. The cost of these agreements is being charged to expense and accrued using a present value method over the expected terms of employment. The charge to expense for fiscal 1998, 1997, and 1996 was $1.54 million, $0.59 million, and $0.53 million, respectively. The liability for deferred compensation was $5.68 million and $3.97 million at year end 1998 and 1997, respectively, and is included in "Other liabilities" in the accompanying consolidated balance sheets.

(14) INCOME TAXES

The provision (credit) for income taxes in the consolidated statements of income consists of the following:

Fiscal year ended                           1998      1997     1996
---------------------------------------------------------------------
Federal income taxes:
   Current                                $  15.8    $  1.8    $ (3.4)
   Deferred                                  (4.9)     (0.1)      8.6
                                          ---------------------------
                                             10.9       1.7       5.2
State income taxes:
   Current                                $   3.5    $  0.9    $  0.3
   Deferred                                  (0.7)     (0.3)      0.6
                                          ---------------------------
                                              2.8       0.6       0.9
                                          ---------------------------
Foreign income taxes                                           $  0.2
                                          ---------------------------
Total                                     $  13.7    $  2.3    $  6.3
---------------------------------------------------------------------

A reconciliation of the statutory U.S. federal tax rate (35% in 1998, 34% in 1997 and 1996) and the effective income tax rate is as follows:

Fiscal year ended                           1998      1997     1996
---------------------------------------------------------------------
Provision using statutory
   federal income tax rate                $  12.1    $  2.1    $  6.1
State income taxes, net of
   federal benefit                            1.6       0.3       0.5
Capital loss carryforward utilization                  (0.2)     (0.4)
Tax exempt interest                          (0.2)     (0.1)     (0.1)
Other, net                                    0.2       0.2       0.2
                                          ---------------------------
                                          $  13.7    $  2.3    $  6.3
---------------------------------------------------------------------

The components of the net current deferred income tax asset (liability) at January 3, 1999 and December 28, 1997 are as follows:

Fiscal year ended                            1998               1997
---------------------------------------------------------------------
Amortization of uniforms and accessories   $  (2.3)           $  (2.0)
Amortization of deferred charges                                 (1.6)
Accrued vacation pay                           2.2                2.2
Other reserves                                 7.5                4.9
                                           --------------------------
Deferred tax asset, net                    $   7.4            $   3.5
---------------------------------------------------------------------
---------------------------------------------------------------------

The components of the net non-current deferred income tax asset (liability) at January 3, 1999 and December 28, 1997 are shown below:

Fiscal year ended                                    1998       1997
---------------------------------------------------------------------
Income of foreign subsidiaries and affiliates      $ (15.5)    $ (9.7)
Gain on sale of properties to CPV                      9.0
Deferred compensation                                  6.9        6.1
Reserve for losses of reinsurance subsidiary           5.7        2.2
Reserve for claims of employee health trust            4.3        5.0
Deferred charges                                       0.1       (5.0)
Other, net                                             1.7        1.8
                                                   ------------------
                                                   $  12.2     $  0.4
---------------------------------------------------------------------

The exercise of non-qualified stock options which have been granted under the Company's stock option plans gives rise to compensation which is includable in the taxable income of the applicable employees and deducted by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant. In accordance with APB No. 25, such compensation is not recognized as an expense for financial accounting purposes and related tax benefits are credited directly to additional paid-in capital.

(15)  WACKENHUT CORRECTIONS CORPORATION PUBLIC OFFERINGS

In January 1996, Wackenhut Corrections sold 4.6 million shares of common stock at an offering price of $12.00 per share. Net proceeds of approximately $51.6 million from the offering have been and will be used for possible future acquisitions, capital investments in new facilities, working capital requirements and general corporate purposes. After the offering, the Company's ownership in Wackenhut Corrections was reduced to approximately 55%.

During 1998, the exercise of 179,380 non-qualified stock options of Wackenhut Corrections, net of treasury stock purchases, resulted in the Company's ownership of Wackenhut Corrections equaling approximately 55% at January 3, 1999.

The Board of Directors of Wackenhut Corrections has granted non-qualified stock options to purchase common stock which, if fully exercised, would reduce the Company's ownership in Wackenhut Corrections to approximately 53%.

(16)  EARNINGS PER SHARE

The table below shows the amounts used in computing earnings per share in accordance with SFAS No. 128. Common stock equivalents, related to stock options if exercised, are excluded from diluted earnings (loss) per share calculations if their effect would be anti-dilutive. In 1998, 1997 and 1996 the total number of stock options excluded because their effect would have been anti-dilutive were 263,231, 266,997 and 14,000 respectively (share data in millions).

                                    1998    1997    1996
--------------------------------------------------------
Basic
Net income                         $ 9.3   $ 0.1   $ 9.1
Weighted average common
  shares outstanding                14.8    14.7    13.7
                                   ---------------------
Basic earnings per share           $ .63   $ .01   $ .66
                                   ---------------------

Diluted
Net income                         $ 9.3   $ 0.1   $ 9.1
Effect of Wackenhut Corrections
  stock options                     (0.4)   (0.2)   (0.1)
                                   ---------------------
Net income (loss)                  $ 8.9   $(0.1)  $ 9.0
                                   ---------------------
Weighted average common
  shares outstanding                14.8    14.7    13.7
Assumed exercise of stock
  options, net of common
  shares assumed repurchased
  with the proceeds                  0.3             0.2
                                   ---------------------
Adjusted weighted average
  common shares outstanding         15.1    14.7    13.9
                                   ---------------------
Diluted earnings (loss) per share  $ .59   $(.01)  $ .65
--------------------------------------------------------

(17)  COMMITMENTS AND CONTINGENCIES

In February 1999, the Company's insurer filed Declaratory actions against the Company asking for Declaratory judgments that the insurer does not have a duty to defend or to indemnify the Company in two underlying complaints against the Company. The underlying actions seek compensatory and punitive damages of substantial amounts which could materially adversely affect the Company's financial condition if there was an unfavorable outcome. The Company denies the claims made in the underlying cases and believes they are without merit. The Company is vigorously defending both actions. Although the ultimate outcome of this litigation cannot be predicted with any certainty, in the opinion of management, the Company has valid defenses to the claims made. In addition, the Company intends to contest its insurer's denial of responsibility in the underlying cases.

In addition, the Company is presently, and is from time to time, subject to other claims arising in the ordinary course of its business. In certain of such actions, plaintiffs request punitive or other damages that may not be covered by insurance. In the opinion of management, there are no other pending legal proceedings that would have a material effect on the consolidated financial statements of the Company.

The Company leases office space, data processing equipment and automobiles under non-cancelable operating leases expiring between 1999 and 2017. Rent expense for the fiscal years ended January 3, 1999, December 28, 1997, and December 29, 1996 was $15.8 million, $10.0 million, and $9.6 million, respectively.

In December 1997, Wackenhut Corrections entered into a $220 million operating lease facility that was established to acquire and develop new correctional institutions used in its business. As a condition of this facility, Wackenhut Corrections unconditionally agreed to guarantee certain obligations of First Security Bank, N.A., a party to the aforementioned operating lease facility.
As of January 3, 1999, approximately $100.9 million of properties were under development under this facility. The minimum commitments under these leases and the 15 year lease for the corporate headquarters, are as follows:

                                           Minimum
Year                                     Commitment
---------------------------------------------------
1999                                      $  11.6
2000                                          9.9
2001                                          7.4
2002                                          6.3
2003                                          5.1
Thereafter                                   25.3
                                          -------
                                          $  65.6
---------------------------------------------------

(18)BUSINESS SEGMENTS

The Company's principal segments are grouped based on similarity of business services provided and the type of customer for which these services are offered. These services consists of security services, correctional services and flexible staffing services.

The Company is a major provider of business services which include security-related and other support services to business and government, a leading developer and manager of privatized correctional and detention facilities, and a provider of employee leasing and temporary staffing.

Intersegment transactions are accounted for on an arms-length basis and are eliminated in consolidation. Direct general and administrative expenses are allocated based on usage.

Fiscal year                             1998           1997          1996
--------------------------------------------------------------------------------
REVENUES:
   Security services                 $    947.2     $    829.0     $  768.0
   Correctional services                  312.8          206.9        137.8
   Staffing services                      495.1           90.9          0.2
                                     ----------     ----------     --------
Total revenues                       $  1,755.1     $  1,126.8     $  906.0
--------------------------------------------------------------------------------
OPERATING INCOME:
   Security services                 $     24.2     $     20.3     $   18.7
   Correctional services                   22.5           16.5          9.7
   Staffing services                        2.7           (0.3)        (0.4)
   Unallocated corporate
      expenses                            (17.0)         (14.9)       (10.9)
   One-time charges and
      impairment of assets                               (18.3)        (0.8)
                                     ----------     ----------     --------
Total operating income               $     32.4     $      3.3     $   16.3
--------------------------------------------------------------------------------
EQUITY INCOME (LOSS) OF FOREIGN
AFFILIATES, NET OF TAXES:
   Security services                 $      1.4     $      1.0     $    1.0
   Correctional services                    2.1            1.1          0.6
                                     ----------     ----------     --------
Total equity income                  $      3.5     $      2.1     $    1.6
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Security services                 $      4.6     $      2.9     $    3.9
   Correctional services                   25.0           23.9         12.4
   Staffing services                        0.9            0.3          0.1
   Unallocated corporate
      expenses                              3.4            0.6          3.5
                                     ----------     ----------     --------
Total capital expenditures $               33.9     $     27.7     $   19.9
--------------------------------------------------------------------------------
DEPRECIATION AND
AMORTIZATION EXPENSE:
   Security services                 $     11.5     $     10.1     $    9.4
   Correctional services                    3.6            6.3          3.5
   Staffing services                        1.5            0.4
   Unallocated corporate
      expenses                              0.9            0.7          0.9
                                     ----------     ----------     --------
Total expenses                       $     17.5     $     17.5     $   13.8
--------------------------------------------------------------------------------

IDENTIFIABLE ASSETS:
   Security services           $  221.3    $  171.3    $  158.4
   Correctional services          149.7       139.2       106.8
   Staffing services               62.6        45.1         1.0
   Unallocated corporate
      expenses                     19.4        48.8        57.7
                               --------    ---------   --------
Total identifiable assets      $  453.0    $  404.4    $  323.9

DOMESTIC AND INTERNATIONAL OPERATIONS

Non-U.S. operations of the Company and its subsidiaries are conducted primarily in South America, the United Kingdom and Australia. No individual foreign subsidiary of the Company represented over 10% of combined revenues in 1998. Minority interest in consolidated foreign subsidiaries have been reflected, net of applicable income taxes, in the accompanying financial statements. The Company carries its investment in affiliates (20% to 50% owned) under the equity method. U.S. income taxes which would be payable upon remittance of affiliates' earnings to the Company are provided currently. Long-lived assets consist of property, plant and equipment.

A summary of domestic and international operations is shown at the right.

---------------------------------------------------------------------------
Fiscal year                              1998           1997          1996
---------------------------------------------------------------------------
REVENUES:
   Domestic operations               $  1,548.7     $    953.0     $  760.0
   International operations               206.4          173.8        146.0
                                     ----------     ----------     --------
Total revenues                       $  1,755.1     $  1,126.8     $  906.0
---------------------------------------------------------------------------
OPERATING INCOME:
   Domestic operations               $     26.2     $     17.1     $   15.7
   International operations                 6.2            4.5          1.4
   One-time charges and
      impairment of assets                               (18.3)        (0.8)
                                     ----------     ----------     --------
Total operating income               $     32.4     $      3.3     $   16.3
---------------------------------------------------------------------------
EQUITY INCOME (LOSS) OF FOREIGN
AFFILIATES, NET OF TAXES:
   Domestic operations
   International operations          $      3.5     $      2.1     $    1.6
                                     ----------     ----------     --------
Total equity income                  $      3.5     $      2.1     $    1.6
---------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Domestic operations               $     29.5     $     19.6     $   16.6
   International operations                 4.4            8.1          3.3
                                     ----------     ----------     --------
Total capital expenditures           $     33.9     $     27.7     $   19.9
---------------------------------------------------------------------------
DEPRECIATION AND
AMORTIZATION EXPENSE:
   Domestic operations               $     12.8     $     12.9     $    9.6
   International operations                 4.7            4.6          4.2
                                     ----------     ----------     --------
Total expenses                       $     17.5     $     17.5     $   13.8
---------------------------------------------------------------------------
LONG-LIVED ASSETS:
   Domestic operations               $     50.2     $     48.2     $   26.6
   International operations                 9.7            8.2          7.9
                                     ----------     ----------     --------
Total long-lived assets              $     59.9     $     56.4     $   34.5
---------------------------------------------------------------------------

(19)SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the Company and its subsidiaries for the fiscal years ended January 3, 1999 and December 28, 1997 is as follows:

                                                                                  First         Second         Third       Fourth
1998                                                                             Quarter        Quarter       Quarter     Quarter
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                     $    398.6     $    416.7    $    438.4    $    501.4
Income (loss) from operations                                                $      5.9     $      8.8    $      8.7    $      9.0
Cumulative effect of change in accounting principle (1)                      $     (6.6)
Net income (loss)                                                            $     (4.1)    $      4.0    $      4.4    $      5.0
Earnings per share - basic
  Income before cumulative effect of change in accounting principle          $     0.17     $     0.27    $     0.30    $     0.34
  Cumulative effect of change in accounting principle                        $    (0.44)    $       --    $       --    $       --
  Net income                                                                 $    (0.27)    $     0.27    $     0.30    $     0.34
Earnings per share - diluted
  Net income before cumulative effect of change in accounting principle      $     0.16     $     0.26    $     0.29    $     0.33
  Cumulative effect of change in accounting principle                        $    (0.44)    $       --    $       --    $       --
  Net income                                                                 $    (0.28)    $     0.26    $     0.29    $     0.33
-----------------------------------------------------------------------------------------------------------------------------------
1997
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                     $    242.1     $    273.6    $    294.9    $    316.2
Income (loss) from operations (2)                                            $      4.0     $      4.9    $      6.7    $    (12.3)
Net income                                                                   $      2.0     $      2.5    $      3.3    $     (7.7)
Earnings (loss) per share - basic                                            $     0.13     $     0.17    $     0.23    $    (0.52)
Earnings (loss) per share - diluted                                          $     0.13     $     0.17    $     0.22    $    (0.53)
-----------------------------------------------------------------------------------------------------------------------------------

Note: Each quarter has 13 weeks, except for the fourth quarter of 1998 which has 14 weeks.

(1) In the fourth quarter the company adopted SOP 98-5 resulting in a debit of $6.6 million after-tax and minority interest expense (described in Note 2, hereto) and has been recognized retroactively to the first quarter of 1998.

(2) The results of operations in the fourth quarter of 1997 were affected by a one-time charge of $18.3 million (Note 8).

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of
     The Wackenhut Corporation:

We have audited the accompanying consolidated balance sheets of The Wackenhut Corporation (a Florida corporation) and subsidiaries as of January 3, 1999 and December 28, 1997, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the three fiscal years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Wackenhut Corporation and subsidiaries as of January 3, 1999 and December 28, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective December 29, 1997, the Company changed its method of accounting for costs of start-up activities.

ARTHUR ANDERSEN LLP


West Palm Beach, Florida,
February 19, 1999.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of
        The Wackenhut Corporation:

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. They include amounts based on judgments and estimates.

Representation in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that the Company's assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of consolidated financial statements.

The consolidated financial statements have been audited by Arthur Andersen LLP, independent certified public accountants, whose appointment was ratified by shareholders. Their report expresses a professional opinion as to whether management's financial statements considered in their entirety present fairly, in conformity with generally accepted accounting principles, the Company's financial position and results of operations. Their audit was conducted in accordance with generally accepted auditing standards. As part of this audit, Arthur Andersen LLP considered the Company's system of internal controls to the degree they deemed necessary to determine the nature, timing and extent of their audit tests which support their opinion on the consolidated financial statements.

The audit committee of the board of directors meets periodically with representatives of management, the independent certified public accountants and the Company's internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent certified public accountants have unrestricted access to the audit committee to discuss the results of their reviews.

/s/George R. Wackenhut
---------------------------
George R. Wackenhut
Chairman of the Board
and Chief Executive Officer

/s/Philip L. Maslowe
--------------------
Philip L. Maslowe
Senior Vice President and
Chief Financial Officer

Palm Beach Gardens, Florida,
February 19, 1999